As filed with the Securities and Exchange Commission on October 8, 2003
Registration No. 333-108831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to
Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERIGROUP Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6324 (Primary Standard Industrial Classification Code Number)	54-1739323 (I.R.S. Employer Identification Number)

4425 Corporation Lane

Virginia Beach, Virginia 23462
(757) 490-6900
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stanley F. Baldwin, Esq.

4425 Corporation Lane
Virginia Beach, Virginia 23462
(757) 490-6900
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Stacy J. Kanter, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	William J. Grant, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class	Aggregate	Amount of
of Securities to Be Registered	Offering Price(1)	Registration Fee

Common Stock, par value $0.01 per share	$123,521,500	$9,993(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Previously paid.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 8, 2003

2,300,000 Shares

Common Stock

      We are selling 2,300,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “AGP.” The last reported sale price on October 7, 2003 was $46.70 per share.

      The underwriters have an option to purchase a maximum of 345,000 additional shares to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Offering Price	$	$
Discounts and Commissions to Underwriters	$	$
Offering Proceeds to AMERIGROUP (before expenses)	$	$

      The shares will be ready for delivery on or about                       , 2003.

Banc of America Securities LLC	Credit Suisse First Boston

CIBC World Markets	Stephens Inc.

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
FORM OF UNDERWRITING AGREEMENT
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
AMENDED AND RESTATED BY-LAWS
OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM
AMENDED AND RESTATED CONTRACT
AMENDMENTS TO AMENDED AND RESTATED CONTRACT
AMENDMENTS TO THE CCPN AND HMO MEDICAID AGREEMENT
JOINDER AGREEMENT
AMENDMENTS #1-11 TO D.C. HEALTHY FAMILIES PROGRAM
AMENDMENTS #1-11 TO CONTRACT FOR SERVICES
AMENDMENTS #1-13 TO CONTRACT FOR SERVICES
AMENDMENTS #1-8 TO CONTRACT SERCVICES
AMENDMENTS #1-5 TO CONTRACT FOR SERVICES
AMENDMENTS #1-9 TO THE 2002 CONTRACT FOR SERVICES
AMENDMENTS #1-6 TO MEDICAL CONTRACT
AMENDMENTS #1-2 TO MEDICAL SERVICES CONTRACT
AMENDMENTS #1-3 TO MEDICAL SERVICES CONTRACT
CONTRACT FOR FURNISHING HEALTH SERVICES
MEDICAL SERVICES CONTRACT
DEED OF LEASE
DEED OF LEASE
CONSENT OF KPMG LLP
CONSENT OF KPMG

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information or to provide representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before buying shares in this offering.

Our Business

      We are a multi-state managed health care company focused on serving people who receive health care benefits through publicly sponsored programs, including Medicaid, State Children’s Health Insurance Program, or SCHIP, and FamilyCare. We believe that we are better qualified and positioned than many of our competitors to meet the unique needs of our target populations because of our focus on providing managed care to these populations, our medical management programs, and our community-based education and outreach programs. Unlike many managed care organizations that attempt to serve the general commercial population, as well as Medicare and Medicaid populations, we are focused exclusively on the Medicaid, SCHIP and FamilyCare populations. We do not currently offer Medicare or commercial products. In general, as compared to commercial or Medicare populations, our target population is younger, accesses health care in an inefficient manner, and has a greater percentage of medical expenses related to obstetrics, diabetes, circulatory and respiratory conditions. We design our programs to address the particular needs of our members, for whom we facilitate access to health care benefits pursuant to agreements with the applicable regulatory authority. We combine medical, social and behavioral health services to help our members obtain quality health care in an efficient manner. Our success in establishing and maintaining strong relationships with state governments, providers and members has enabled us to obtain new contracts and to establish a leading market position in many of the markets we serve. Providers are hospitals, physicians and ancillary medical programs that provide medical services to our members. Members are said to be “enrolled” with our health plans to receive benefits. Accordingly, our total membership is generally referred to as our enrollment. As of July 31, 2003, we provided an array of products to approximately 847,000 members in Texas, Florida, Maryland, New Jersey, the District of Columbia and Illinois.

Our Opportunity

      Historically, the traditional Medicaid programs made payments directly to providers after delivery of care. Under this approach, recipients received care from disparate sources, as opposed to being cared for in a systematic way. As a result, care for routine needs was often accessed through emergency rooms or not at all.

      The delivery of episodic health care under the traditional Medicaid program limited the ability of the states to provide quality care, implement preventive measures and control health care costs. Over the past decade, in response to rising health care costs and in an effort to ensure quality health care, the federal government has expanded the ability of state Medicaid agencies to explore, and, in some cases, mandate the use of managed care for Medicaid beneficiaries. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the traditional Medicaid program or a managed care plan, if available. According to information published by the Centers for Medicare & Medicaid Services, or CMS, from 1993 to 1998, managed care enrollment among Medicaid beneficiaries increased more than three-fold. All the markets in which we operate, except Illinois, have a state-mandated Medicaid managed care program in place.

      In the fiscal year 2002, the federal government spent $147.5 billion on Medicaid and states spent an additional $111.0 billion. Government estimates indicate that total Medicaid outlays may reach $285.0 billion by fiscal year 2003 and $311.0 billion by fiscal year 2004, with an additional $4.8 billion in 2003 and approximately $5.0 billion in 2004 spent on SCHIP programs.

Our Strategy

      Our objective is to become the leading managed care organization in the United States focused on serving people who receive health care benefits through publicly sponsored programs. To achieve this objective we intend to:

•	Increase our membership in existing markets through internal growth and acquisitions.

•	Expand into new markets for our services through acquisitions and development of new operations.

•	Capitalize on our experience working in partnership with state governments.

•	Focus on our “medical home” concept to provide quality, cost-effective health care.

•	Utilize population specific disease management programs and related techniques to improve quality and reduce costs.

      We have successfully increased our membership through acquisitions, including acquisitions of Medicaid contract rights and related assets of other health plans both in our existing service areas and in new markets. Since our initial public offering in November 2001, we have spent approximately $141.0 million on acquisitions, resulting in the addition of approximately 253,000 new members. We are currently evaluating potential acquisitions that would increase our membership, as well as acquisitions of complementary health care service businesses. These potential acquisitions are at various stages of consideration and discussion and we may enter into letters of intent or other agreements relating to these proposals at any time. However, we cannot predict when or whether we will actually acquire these businesses.

Our Products

      We have developed several products through which we offer a range of health care services. These products are community-based and seek to address the social and economic issues faced by the populations we serve. Additionally, we seek to establish strategic relationships with prestigious medical centers, children’s hospitals and federally qualified health centers to assist in implementing our products and medical management programs within the communities we serve.

      AMERICAID, our principal product, is our family-focused Medicaid managed health care product designed for the Temporary Assistance to Needy Families, or TANF, population that consists primarily of low-income children and their mothers.

      AMERIKIDS is our managed health care product for uninsured children not eligible for Medicaid. This product is designed for children in the SCHIP initiative.

      AMERIPLUS is our managed health care product for Supplemental Security Income, or SSI, recipients. This population consists of the low-income aged, blind and disabled.

      AMERIFAM is our FamilyCare managed health care product designed for uninsured segments of the population other than SCHIP eligibles. AMERIFAM’s current focus is the families of our SCHIP and Medicaid children.

Our Company

      We were formed in 1994. Our principal executive offices are located at 4425 Corporation Lane, Virginia Beach, Virginia 23462. Our telephone number at that location is (757) 490-6900. Our Internet address is www.amerigroupcorp.com. Information on our website does not constitute part of this prospectus.

The Offering

Common stock offered by AMERIGROUP	2,300,000 shares

Common stock to be outstanding after this offering	23,476,109 shares

New York Stock Exchange symbol	AGP

Use of proceeds	We estimate net proceeds from this offering of $101.4 million. We intend to use the net proceeds from this offering to repay the balance on our existing revolving credit facility, which totaled $39.0 million as of June 30, 2003, for working capital and other general corporate purposes, which may include acquisitions of businesses, assets and technologies.

      The number of shares of common stock to be outstanding after this offering is based on 21,176,109 shares outstanding as of September 12, 2003. This information excludes:

•	1,229,233 shares of common stock issuable upon the exercise of vested stock options with a weighted average exercise price of $14.16 per share;

•	1,472,002 shares of common stock issuable upon the exercise of unvested options with a weighted average exercise price of $24.43 per share; and

•	1,381,566 shares of common stock reserved for future issuance under our stock option plans.

      Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Historical Financial Data

(Dollars in thousands, except per share data)

      The following table summarizes financial data for our business. You should read the summary financial data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Six months ended June 30		Year ended December 31

	2003	2002	2002	2001	2000	1999	1998

	(unaudited)
Statements of Operations Data:
Revenues:
Premium	$781,893	$547,663	$1,152,636	$880,510	$646,408	$392,296	$186,790
Investment income	3,381	4,060	8,026	10,664	13,107	6,404	3,389
Total revenues	785,274	551,723	1,160,662	891,174	659,515	398,700	190,179
Expenses:
Health benefits	627,356	444,482	933,591	709,034	523,566	334,192	155,877
Selling, general and administrative	91,493	62,239	133,409	109,822	85,114	52,846	29,166
Income before income taxes	53,835	38,648	79,722	62,207	43,779	7,216	3,456
Net income	31,671	22,802	47,036	36,080	26,092	11,316	3,456
Diluted net income (loss) per share	$1.45	$1.07	$2.19	$2.08	$1.55	$0.66	$(5.07)
Weighted average number of shares and dilutive potential common shares outstanding	21,770,714	21,368,836	21,469,422	16,649,721	15,818,175	14,695,324	526,651
Operating Statistics:
Health benefits ratio(1)	80.2%	81.2%	81.0%	80.5%	81.0%	85.2%	83.5%
Selling, general and administrative expenses ratio(2)	11.7%	11.3%	11.5%	12.3%	12.9%	13.3%	15.3%
Members	819,000	533,000	591,000	472,000	333,000	268,000	113,000

(1)	Health benefits ratio is calculated as a percentage of premium revenue.
(2)	Selling, general and administrative expenses ratio is calculated as a percentage of total revenues.

	June 30, 2003

	Actual	As Adjusted

	(unaudited)
Balance Sheet Data:
Cash and cash equivalents and short and long-term investments	$322,218	$384,576
Total assets	596,378	658,736
Long-term debt (including current portion and capital leases)	48,027	9,027
Total liabilities	320,963	281,963
Stockholders’ equity	275,415	376,773

      The as adjusted data gives effect to:

•	our receipt of the net proceeds from the sale of 2,300,000 shares of common stock offered by us at an assumed offering price of $46.70 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us for the issuance of common stock,

•	the use of those net proceeds to repay the balance on our existing revolving credit facility, which totaled $39.0 million as of June 30, 2003.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in shares of our common stock. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information in this prospectus, including our financial statements and the related notes.

Risks related to being a regulated entity

Changes in government regulations designed to protect providers and members rather than our stockholders could force us to change how we operate and could harm our business.

      Our business is extensively regulated by the states in which we operate and by the federal government. These laws and regulations are generally intended to benefit and protect providers and health plan members rather than stockholders. Changes in existing laws and rules, the enactment of new laws and rules and changing interpretations of these laws and rules could, among other things:

•	force us to change how we do business,

•	restrict revenue and enrollment growth,

•	increase our health care and administrative costs,

•	impose additional capital requirements, and

•	increase or change our liability.

      For example, in Texas, our health care operations may be affected by laws passed in the 2003 Texas legislative session, as well as new regulations adopted by the Texas Department of Insurance, which became effective in October 2002. The new laws include:

•	a requirement that premium and maintenance taxes apply to Medicaid and SCHIP programs;

•	new disclosure requirements regarding provider fee schedules and coding procedures;

•	more stringent prompt pay requirements that may become applicable to Medicaid and SCHIP programs;

•	new requirements for establishing a special investigative unit to investigate fraudulent claims; and

•	new requirements for monitoring and supervising the activities of provider groups.

If state regulators do not approve payments of dividends, distributions or administrative fees by our subsidiaries to us, it could negatively affect our business strategy.

      We principally operate through our health plan subsidiaries. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. We also have administrative services agreements with our subsidiaries in which we agree to provide them with services and benefits (both tangible and intangible) in exchange for the payment of a fee. If the regulators were to deny our subsidiaries’ requests to pay dividends to us or restrict or disallow the payment of the administrative fee, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy.

Regulations could limit our profits as a percentage of revenues.

      Our New Jersey and Maryland subsidiaries are subject to minimum medical expense levels as a percentage of premium revenue. In New Jersey, contractual sanctions may be imposed if these levels are not met. In addition, our Texas plans are required to pay a rebate to the state in the event profits exceed established levels. These regulatory requirements, changes in these requirements and additional requirements by our other regulators could limit our ability to increase our overall profits as a percentage of revenues, which could harm our operating results. We have been required, and may in the future be required, to make payments to the states as a result of not meeting these expense and profit levels.

Our failure to comply with government regulations could subject us to civil and criminal penalties and limitations on our profitability.

      Violation of the laws or regulations governing our operations could result in the imposition of sanctions, the cancellation of our contracts to provide services, or in the extreme case, the suspension or revocation of our licenses. For example, in two markets in which we operate we are required to spend a minimum percentage of our premium revenue on medical expenses. In one market, if we fail to comply with this requirement, we could be required to pay monetary damages. Additionally, we could be required to file a corrective plan of action with the state and we could be subject to further fines and additional corrective measures if we did not comply with the corrective plan of action. In the other market, our failure to comply could affect future rate determinations. These regulations could limit the profits we can obtain.

      While we have not been subject to any fines or violations that were material, we cannot assure you that we will not become subject to material fines or other sanctions in the future. If we became subject to material fines or if other sanctions or other corrective actions were imposed upon us, our ability to continue to operate our business could be materially and adversely affected.

      In the past we have been subject to sanctions as a result of violations of marketing regulations and timeliness of the payment requirements. For example, in August 2000, our Illinois plan received a sanction for violations of marketing rules. Our Florida plan was fined for marketing violations that occurred prior to and shortly after the acquisition of PHP Holdings, Inc. and its subsidiary, Physician Healthcare Plans, Inc., together PHP. In New Jersey, from time-to-time, we are fined for failing to meet the timeliness of payment requirements. Additionally, in July 2003, our New Jersey subsidiary received a notice of deficiency for failure to maintain provider network requirements in one New Jersey county as required by our Medicaid contract with New Jersey. We submitted to the State a corrective action plan and a request for a waiver of certain contractual provisions on August 10, 2003. On October 3, 2003, the State of New Jersey denied our request for a waiver, but granted an extension until November 28, 2003 to correct the network deficiency.

      On October 12, 2001, we responded to a Civil Investigative Demand, or CID, of the HMO industry by the Office of the Attorney General of the State of Texas relating to processing of provider claims. We understand from the Office of the Attorney General that responses were required from the nine largest HMOs in Texas, of which we are the ninth. The other eight are HMOs that primarily provide commercial products. The CID is being conducted in connection with allegations of unfair contracting, delegating and payment practices and violations of the Texas Deceptive Trade Practices — Consumer Protection Act and article 21.21 of the Texas Insurance Code by HMOs. In meetings with representatives of the Attorney General, they agreed that our required response would be limited to providing information relating to our payment of hospital claims only. In addition, based upon our discussions with the Office of the Attorney General, it is our understanding that we are not currently the target of any investigation by that Office. On October 19, 2001 we filed our response to the CID including all information that we believed was required to be produced. On October 26, 2001, we received a request from the Office of the Attorney General that we clarify and supplement certain of our responses. We responded with a second filing on December 21, 2001 and supplemental filings thereafter. These additional filings were materials provided for clarification of the original submission and were not the result of an expansion of the scope of the CID. The Office of the Attorney General could request additional information or clarification that could be costly and time consuming for us to produce.

      The Health Insurance Portability and Accountability Act of 1996, or HIPAA, broadened the scope of fraud and abuse laws applicable to health care companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA establishes new enforcement mechanisms to combat fraud and abuse, including a whistle-blower program. Further, a new regulation promulgated pursuant to HIPAA imposes civil and criminal penalties for failure to comply with the health records privacy standards set forth in the regulation. The Department of Health and Human Services, or HHS, press release related to the new regulation calls on Congress to enact legislation to “fortify” penalties and to create a private right of action under HIPAA. Although no such penalties or private cause of action have yet been created, we do not know when or if such sanctions may be enacted. HHS also issued its interim fiscal rule on enforcement of the privacy regulations in April 2003. Enforcement of the privacy regulations is handled under the Office of Civil Rights.

      The federal government has enacted, and state governments are enacting, other fraud and abuse laws as well. Our failure to comply with HIPAA or these other laws could result in criminal or civil penalties and exclusion from Medicaid or other governmental health care programs and could lead to the revocation of our licenses. These penalties or exclusions, were they to occur, would negatively impact our ability to operate our business.

Compliance with new federal and state rules and regulations may require us to make unanticipated expenditures.

      In August 2000, HHS issued a new regulation under HIPAA requiring the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. We are required to comply with the new transactions regulation by October 16, 2003. In July 2003, CMS issued its guidance on the October 2003 compliance deadline for the HIPAA transactions and code set rules, stating that enforcement by CMS would be on a complaint-driven basis. Also in August 2000, HHS proposed a regulation that would require health care participants to implement organizational and technical practices to protect the security of electronically maintained or transmitted health-related information. This security regulation, finalized in February 2003, requires compliance by April 2005. In December 2000, HHS issued a new regulation mandating heightened privacy and confidentiality protections under HIPAA, which became effective on April 14, 2001 and which required full compliance on or before April 14, 2003. To the extent that state laws impose stricter privacy standards than the HIPAA privacy regulations or to the extent that a state seeks and receives an exception from HHS regarding certain state laws, such laws will not be preempted.

      The states’ ability to promulgate stricter rules, and uncertainty regarding many aspects of the regulations make compliance with the relatively new regulatory landscape difficult. Our existing programs and systems may not enable us to comply in all respects with these new regulations. We have implemented the programs and systems that are required for compliance with the new privacy regulations. In order to comply with the regulatory requirements, we were required to employ additional or different programs and systems. We had expenditures of approximately $2.5 million on HIPAA compliance in 2002. Through June 30, 2003, we had expenditures of approximately $1.7 million on HIPAA compliance and we expect an additional $1.0 million through December 31, 2003. Additional costs may be incurred in 2004 in complying with the security regulations which require compliance by April 2005. We are in the process of interpreting the security regulations and cannot estimate the cost of compliance at this time. We expect to be fully compliant by the required dates. Further, compliance with these pervasive regulations will require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations from the states. The new regulations and related costs to comply with the new regulations could have a material adverse effect on our business. In addition, failure to comply with the new regulations could also have a material adverse effect on our business.

      In January 2001, CMS published new federal regulations regarding Medicaid managed care. On June 14, 2002, CMS published final regulations that replaced the January regulations in their entirety. The final regulations implement requirements of the Balanced Budget Act of 1997 that are intended to give states more flexibility in their administration of Medicaid managed care programs, provide certain new patient protections for Medicaid managed care enrollees, and require states’ rates to meet new actuarial soundness requirements. The effective date for compliance with the regulation was August 13, 2003. If states fail to comply with the new regulations they could lose their funding from the federal fund matching program.

Changes in health care laws could reduce our profitability.

      Numerous proposals relating to changes in health care law have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. Changes in applicable laws and regulations are continually being considered and interpretations of existing laws and rules may also change from time to time. We are unable to predict what regulatory changes may occur or what effect any particular change may have on our business. Although some of the recent changes in government regulations, such as the removal of the requirements on the enrollment mix between commercial and public sector membership, have encouraged managed care participation in public sector programs, we are unable to predict whether new laws or proposals will continue to favor or hinder the growth of managed health care.

      A recent example is state and federal legislation that would enable physicians to collectively bargain with managed health care organizations. The legislation, as currently proposed, generally contains an exemption for public sector managed health care organizations. If legislation of this type were passed without this exemption, it would negatively impact our bargaining position with many of our providers and might result in an increase in our cost of providing medical benefits.

      We cannot predict the outcome of these legislative or regulatory proposals, nor the effect which they might have on us. Legislation or regulations that require us to change our current manner of operation, provide additional benefits or change our contract arrangements could seriously harm our operations and financial results.

Changes in federal funding mechanisms could reduce our profitability.

      As part of the current Administration’s 2004 Budget submission to Congress, HHS announced principles for Medicaid reform. HHS’s proposal would have established two capped allotments for the states combining both Medicaid and SCHIP funds, one for acute care and one for long-term care. Under this proposal, all mandatory populations and benefits would continue to be covered as required under current law. States, however, would be given flexibility for optional populations and benefits. The proposal would be revenue-neutral over a ten-year period, although states would receive an additional $13.0 billion over the first seven years, with corresponding funding reductions in years eight through ten.

      The proposal was meant to provide increased flexibility to the states in managing their Medicaid and SCHIP programs, in particular in the design of benefit packages for optional populations. Governors working in concert with HHS were unable to reach agreement on these principles and the proposal was set aside for the time being. It is uncertain whether this proposal, or a variation thereof, will be enacted. Congress instead passed a $20.0 billion fiscal relief program for the states, which included a $10.0 billion increase in the share of medical assistance expenditures under each state’s Medicaid program, known as the Federal Medical Assistance Percentage, or FMAP. Congress also began consideration of changes to the Medicare program. These changes may include a prescription drug benefit for Medicare beneficiaries, as well as changes to the reimbursement methodologies for dual eligibles (those eligible for both Medicaid and Medicare).

      If HHS’s proposal is ultimately adopted and the number of persons enrolled in Medicaid or SCHIP decreases in the states in which we operate or the volume of health care services provided is reduced, our growth, operations and financial performance could be adversely affected.

Reductions in Medicaid funding by the states could substantially reduce our profitability.

      Most of our revenues come from state government Medicaid premiums. The base premium rate paid by each state differs, depending on a combination of various factors such as defined upper payment limits, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future levels of Medicaid premium rates may be affected by continued government efforts to contain medical costs and may further be affected by state and federal budgetary constraints. Changes to Medicaid programs could reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under such programs. States periodically consider reducing or reallocating the amount of money they spend for Medicaid. We believe that additional reductions in Medicaid payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state in the event of unavailability of state funds. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required.

      State governments generally are experiencing budgetary shortfalls. Budget problems in the states in which we operate could result in limited increases or even decreases in the premiums paid to us by the states. The State of Illinois, which accounts for approximately 4% of our total enrollment as of July 31, 2003, reduced the Medicaid premiums it pays to us by approximately 5% in 2003 and 6% in 2002, due to state budgetary concerns. If any state in which we operate were to decrease premiums paid to us, or pay us less than the amount necessary to keep pace with our cost trends, it could have a material adverse effect on our profitability.

If state governments do not renew our contracts with them on favorable terms, our business will suffer.

      As of June 30, 2003, we served members who received health care benefits through 16 contracts with the regulatory entities in the jurisdictions in which we operate. Five of these contracts, which are with the states of Texas, Florida, Maryland and New Jersey, individually accounted for 10% or more of our revenues for the six months ended June 30, 2003, with the largest of these contracts representing approximately 21% of our revenues. If any of our contracts were not renewed on favorable terms or were terminated for cause or if we were to lose a contract in a re-bidding process, our business would suffer. All our contracts have been extended until at least mid-2004, except for our Summit Care contract in Florida, which was extended until December 31, 2003. Termination or non-renewal of any single contract could materially impact our revenues and operating results.

      Some of our contracts are subject to a re-bidding process. For example, we are subject to a re-bidding process in each of our three Texas markets and for our SCHIP contracts in each of our three Florida markets. Our Texas markets are re-bid every six years and the re-bidding process is scheduled to occur in 2004. In Florida, six of eight counties currently under contract were re-bid in April 2003. Our re-bid resulted in the retention of four current counties and our selection as a new carrier in two additional counties. The Florida SCHIP contracts are re-bid every two or four years. If we lost a contract through the re-bidding process, our operating results could be materially and adversely affected.

If a state fails to renew its federal waiver application for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.

      States may only mandate Medicaid enrollment into managed care under federal waivers or demonstrations. Waivers and programs under demonstrations are approved for two-year periods and can be renewed on an ongoing basis if the state applies. We have no control over this renewal process. If a state does not renew its mandated program or the federal government denies the state’s application for renewal, our business would suffer as a result of a likely decrease in membership.

We rely on the accuracy of eligibility lists provided by the government. Inaccuracies in those lists would negatively affect our results of operations.

      Premium payments to us are based upon eligibility lists produced by the government. From time to time, states require us to reimburse them for premiums paid to us based on an eligibility list that a state later discovers contains individuals who are not in fact eligible for a government sponsored program or are eligible for a different premium category or a different program. Alternatively, a state could fail to pay us for members for whom we are entitled to payment. We are also exposed to these risks when we are a subcontractor to parties that rely on government eligibility lists. Our results of operations would be adversely affected as a result of such reimbursement to the state if we had made related payments to providers and were unable to recoup such payments from the providers.

If state regulatory agencies require a statutory capital level higher than the state regulations we may be required to make additional capital contributions.

      Our operations are conducted through our wholly owned subsidiaries, which include HMOs and one managed care organization, or MCO. HMOs and MCOs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state. Additionally, state regulatory agencies may require, at their discretion, individual HMO’s to maintain statutory capital levels higher than the state regulations. If this were to occur to one of our subsidiaries, we may be required to make additional capital contributions to the affected subsidiary. Any additional capital contribution made to one of the affected subsidiaries could have a material adverse effect on our liquidity and our ability to grow.

Risks related to our business

Receipt of inadequate or significantly delayed premiums would negatively impact our revenue, profitability and cash flow.

      Most of our revenues are generated by premiums consisting of fixed monthly payments per member. These premiums are fixed by contract, and we are obligated during the contract period to facilitate access to health care services as established by the state governments. We have less control over costs related to the provision of health care than we do over our selling, general and administrative expenses. Historically, our expenses related to health benefits as a percentage of premium revenue have fluctuated. For example, our expenses related to health benefits were 81.0% of our premium revenue in 2002, and 80.5% of our premium revenue in 2001. If premiums are not increased and expenses related to health benefits rise, our earnings could be impacted negatively. In addition, our actual health benefits costs may exceed our estimated costs. The premiums we receive under our current contracts may therefore be inadequate to cover all claims, which could cause our profits to decline.

      Maryland sets the rates that must be paid to hospitals by all payors. It is possible for the state to increase rates payable to the hospitals without granting a corresponding increase in premiums to us. If this were to occur, or if other states were to take similar actions, our profitability would be harmed.

      Premiums are contractually payable to us before or during the month for services that we are obligated to provide to our members. Our cash flow would be negatively impacted if premium payments are not made according to contract terms.

Our inability to manage medical costs effectively would reduce our profitability.

      Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. Changes in health care regulations and practices, level of use of health care services, hospital costs, pharmaceutical costs, major epidemics, new medical technologies and other external factors, including general economic conditions such as inflation levels, are beyond our control and could reduce our ability to predict and effectively control the costs of health care services. Although we have been able to manage medical costs through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, our information systems and reinsurance arrangements, we may not be able to continue to manage costs effectively in the future. It is possible that claims previously denied and claims previously paid to non-network providers will be appealed and subsequently reprocessed at different amounts. This would result in an adjustment to claims expense. If our costs for medical services increase, our profits could be reduced, or we may not remain profitable.

Our limited ability to predict our incurred medical expenses accurately could negatively impact our reported results.

      Our medical expenses include estimates of medical expenses incurred but not yet reported, or IBNR. We estimate our IBNR medical expenses based on a number of factors, including prior claims experience, maturity of markets, complexity and mix of products and stability of provider networks. Adjustments, if necessary, are made to medical expenses in the period during which the actual claim costs are ultimately determined or when criteria used to estimate IBNR change. We utilize the services of independent actuaries who are contracted on a regular basis to calculate and review the adequacy of our medical liabilities, in addition to using our internal resources. We cannot be sure that our IBNR estimates are adequate or that adjustments to such IBNR estimates will not harm our results of operations. Further, our inability to accurately estimate IBNR may also affect our ability to take timely corrective actions, further exacerbating the extent of the harm on our results.

      We maintain reinsurance to protect us against severe or catastrophic medical claims, but we cannot assure you that such reinsurance coverage will be adequate or available to us in the future or that the cost of such reinsurance will not limit our ability to obtain it.

Difficulties in executing our acquisition strategy or integrating acquired businesses could adversely affect our business.

      Historically, acquisitions including the acquisition of Medicaid contract rights and related assets of other health plans both in our existing service areas and in new markets, has accounted for a significant amount of our growth. Although we cannot predict our rate of growth as the result of acquisitions with any accuracy, we believe that acquisitions similar in nature to those we have historically executed will be important to our growth strategy. Many of the other potential purchasers of these assets have greater financial resources than we have. In addition, many of the sellers are interested in either (1) selling, along with their Medicaid assets, other assets in which we do not have an interest; or (2) selling their companies, including their liabilities, as opposed to just the assets of the ongoing business. Therefore, we cannot be sure that we will be able to complete acquisitions on terms favorable to us or that we can obtain the necessary financing for these acquisitions.

      We are currently evaluating potential acquisitions that would increase our membership, as well as acquisitions of complementary health care service businesses. These potential acquisitions are at various stages of consideration and discussion and we may enter into letters of intent or other agreements relating to these proposals at any time. However, we cannot predict when or whether we will actually acquire these businesses.

      We are generally required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire a new business, we will be required to obtain additional regulatory approval if, as a result of the acquisition, we will operate in an area of the state in which we did not operate previously. There can be no assurance that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all.

      Our existing credit facility imposes certain restrictions on acquisitions. We may not be able to meet these restrictions.

      In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate our acquisitions with our existing operations. This may include the integration of:

•	additional employees who are not familiar with our operations,

•	existing provider networks, which may operate on different terms than our existing networks,

•	existing members, who may decide to switch to another health care provider, and

•	disparate information and record keeping systems.

      We may be unable to successfully identify, consummate and integrate future acquisitions, including integrating the acquired businesses on to our technology platform, or implement our operations strategy in order to operate acquired businesses profitably. We also may be unable to obtain sufficient additional capital resources for future acquisitions. There can be no assurance that incurring expenses to acquire a business will result in the acquisition being consummated. These expenses could impact our selling, general and administrative expense ratio. If we are unable to effectively execute our acquisition strategy or integrate acquired businesses, our future growth will suffer and our results of operations could be harmed.

      In 2003, we entered Florida in the Miami/Ft. Lauderdale, Orlando and Tampa markets through the acquisitions of PHP, effective January 1, 2003, and St. Augustine Medicaid, a division of AvMed Inc., effective July 1, 2003. Difficulties implementing our strategy in Florida and integrating the PHP and St. Augustine Medicaid businesses could adversely affect our profitability.

Failure of a new business would negatively impact our results of operations.

      Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to be able to obtain a state contract and process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, the new business would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. The loss of the costs associated with starting up the business could have a significant impact on our results of operations.

Ineffective management of rapid growth or our inability to grow could negatively affect our results of operations, financial condition and business.

      We have experienced rapid growth. In 1996, our first full year of operations, we had $22.9 million of premium revenue. In 2002, we had $1,152.6 million in premium revenue. This increase represents a compound annual growth rate of 92.2%.

      Depending on acquisition and other opportunities, we expect to continue to grow rapidly. Continued growth could place a significant strain on our management and on other resources. We anticipate that continued growth, if any, will require us to continue to recruit, hire, train and retain a substantial number of new and highly skilled medical, administrative, information technology, finance and other support personnel. Our ability to compete effectively depends upon our ability to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. If we continue to experience rapid growth, our personnel, systems, procedures and controls may be inadequate to support our operations, and our management may fail to anticipate adequately all demands that growth will place on our resources. In addition, due to the initial costs incurred upon the acquisition of new businesses, rapid growth could adversely affect our short-term profitability. Our inability to manage growth effectively or our inability to grow could have a negative impact on our business, operating results and financial condition.

We are subject to competition that impacts our ability to increase our penetration of the markets that we service.

      We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional state Medicaid programs that reimburse providers as care is provided. Some of the health plans with which we compete have substantially larger enrollments, greater financial and other resources and offer a broader scope of products than we do.

      While many states mandate health plan enrollment for Medicaid eligible participants, the programs are voluntary in other states, such as Illinois. Subject to limited exceptions by federally approved state applications, the federal government requires that there be choice for Medicaid recipients among managed care programs. Voluntary programs and mandated competition will impact our ability to increase our market share.

      In addition, in most states in which we operate we are not allowed to market directly to potential members, and therefore, we rely on creating name brand recognition through our community-based programs. Where we have only recently entered a market or compete with health plans much larger than we are, we may be at a competitive disadvantage unless and until our community-based programs and other promotional activities create brand awareness.

Restrictions and covenants in our credit facility could limit our ability to take actions.

      During 2001, we entered into a Credit and Guaranty Agreement with three banks for a $60 million revolving credit facility. In July 2002, we increased our credit facility to $75 million by adding a fourth bank. Our existing credit facility is secured by the assets of AMERIGROUP and by the common stock of its direct, wholly owned subsidiaries. Pursuant to the Credit and Guaranty Agreement, we must meet certain financial covenants. As of June 30, 2003, we were in compliance with such covenants. These financial covenants include meeting certain financial ratios, a limit on annual capital expenditures, and a minimum net worth requirement. We intend to use a portion of the net proceeds from this offering to repay the balance on our existing credit facility, which totaled $39.0 million as of June 30, 2003. As of September 15, 2003, we have obtained commitments from four lenders, totaling $95.0 million, for a new $95.0 million revolving senior credit facility, which will replace our existing credit facility and which will include a provision allowing us to obtain, subject to certain conditions, an increase in revolving commitments of up to an additional $30.0 million. However, there can be no assurance that such refinancing will be consummated.

      Events beyond our control, such as prevailing economic conditions and changes in the competitive environment, could impair our operating performance, which could affect our ability to comply with the terms of the credit facility. Breaching any of the covenants or restrictions could result in the unavailability of the facility or a default under the credit facility. We cannot assure you that our assets or cash flow will be sufficient to fully repay outstanding borrowings under the credit facility or that we would be able to restructure such indebtedness on terms favorable to us. If we were unable to repay, refinance or restructure our indebtedness under the credit facility, the lenders could proceed against the collateral securing the indebtedness.

The loss of the services of our Chairman of the Board of Directors and Chief Executive Officer would harm our operations; our inability to find a suitable replacement for our Chief Financial Officer could negatively impact our business.

      We are highly dependent on the efforts of Mr. Jeffrey McWaters, our Chairman of the Board of Directors and Chief Executive Officer. Mr. McWaters, as our founder, has been instrumental in developing our mission and forging our relationships with our government client-customers and the communities we serve. We cannot assure you that we will be able to retain Mr. McWaters or attract a suitable replacement or additional personnel if required. We have an employment agreement with Mr. McWaters that continues from year-to-year unless terminated by either party on 30 days’ written notice. We cannot be sure that the employment agreement creates sufficient incentives for Mr. McWaters to continue his employment with us. While we believe that we could find a replacement for Mr. McWaters if he were to leave, the loss of his services could harm our operations.

      Mr. Scott Tabakin resigned as our Chief Financial Officer, effective October 1, 2003. Although we intend to hire a new Chief Financial Officer, doing so might be difficult or take an extended period of time, which could negatively impact our business.

Our inability to maintain satisfactory relationships with providers would harm our profitability.

      Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other health care providers. Our provider arrangements with our primary care physicians and specialists usually are for one to two-year periods and automatically renew for successive one-year terms, subject to termination by us for cause based on provider conduct or other appropriate reasons. The contracts generally may be canceled by either party upon 90 to 120 days prior written notice. Our contracts with hospitals are usually for one to two-year periods and automatically renew for successive one-year periods, subject to termination for cause due to provider misconduct or other appropriate reasons. Generally, our hospital contracts may be canceled by either party without cause on 90 to 150 days prior written notice. There can be no assurance that we will be able to continue to renew such contracts or enter into new contracts enabling us to service our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our providers, we may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed.

      On occasion, our members obtain care from providers that are not in our network and with which we do not have contracts. To the extent that we know of such instances, we attempt to redirect their care to a network provider. We have generally reimbursed non-network providers at the rates paid to comparable network providers or at the applicable rate that the provider could have received under the traditional fee-for-service Medicaid program, or at a discount therefrom. In some instances, we pay non-network providers pursuant to the terms of our contracts with the State. However, some non-network providers have requested that we pay them at their highest billing rate, or “full-billed charges.” Full-billed charges are significantly more than the amount the non-network providers could otherwise receive under the traditional fee-for-service

Medicaid program. Additionally, some non-network providers in New Jersey and Texas have filed lawsuits seeking reimbursements of full-billed charges from us for services they provided to our members. On August 8, 2003, the Court ruled against our New Jersey subsidiary. Although no amount of damages has been determined thus far, a notice of motion for summary judgement on damages was filed on September 12, 2003, seeking approximately $8.5 million. To the extent that non-network providers are successful in obtaining payment at rates in excess of the rates that we have historically paid to non-network providers, our profitability could be materially adversely affected. See “Business — Legal Proceedings.”

We are dependent on our relationship with Cook Children’s Physician Network. Any material modification or discontinuation of this relationship could harm our results of operations.

      Cook Children’s Physician Network is our exclusive provider network for pediatric services in Fort Worth, where we had approximately 84,000 members as of July 31, 2003. If the terms of our contract with Cook Children’s Physician Network were to change significantly or Cook Children’s Physician Network were to terminate its agreement with us, our costs to provide health care in this area could increase. We could lose members if Cook Children’s Physician Network chose to associate with another HMO or if it obtained its own contract with the state to provide health care services to Medicaid recipients.

Negative publicity regarding the managed care industry may harm our business and operating results.

      In the past, the managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.

We may be subject to claims relating to medical malpractice, which could cause us to incur significant expenses.

      Our providers and employees involved in medical care decisions may be exposed to the risk of medical malpractice claims. In addition, some states are considering legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Claims of this nature, if successful, could result in substantial damage awards against us and our providers that could exceed the limits of any applicable insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability.

      In addition, we may be subject to other litigation that may adversely affect our business or results of operations. We maintain errors and omissions insurance and such other lines of coverage as we believe is reasonable in light of our experience to date. However, this insurance may not be sufficient or available at a reasonable cost to protect us from liabilities that might adversely affect our business or results of operations. Even if any claims brought against us were unsuccessful or without merit, we would still have to defend ourselves against such claims. Any such defenses may be time-consuming and costly, and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

Changes in the number of Medicaid eligibles, or benefits provided to Medicaid eligibles or a change in mix of Medicaid eligibles could cause our operating results to suffer.

      Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. However, during such economic downturns, state budgets could decrease, causing states to attempt to cut health care programs, benefits and rates. If this were to happen while our membership was increasing, our results of operations could suffer. Conversely, the number of persons eligible to receive Medicaid benefits may grow more slowly or even decline if economic conditions improve, thereby causing our operating results to suffer. In either case, in the event that the company experiences a change in product mix to less profitable product lines, our profitability could be negatively impacted.

Changes in SCHIP rules restricting eligibility could cause our operating results to suffer.

      The states in which we operate have experienced budget deficits. In Florida, Texas and Maryland, the rules governing SCHIP have either recently changed, or will likely change in the near future, to restrict or limit eligibility for benefits through the imposition of waiting periods, enrollment caps and/or new or increased co-payments. These changes in SCHIP eligibility could cause us to experience a net loss in SCHIP membership in the fourth quarter of this year. If the states in which we operate continue to restrict or limit SCHIP eligibility, our operating results could suffer.

Our inability to integrate, manage and grow our information systems effectively could disrupt our operations.

      Our operations are significantly dependent on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

      Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires frequent transitions to or from, and the integration of, various information systems. We are continually upgrading and expanding our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses.

      We estimate that our current claims payment system could be at full capacity within the next 12 to 18 months. If we cannot reconfigure our current claims processing system within that time period to make it more scalable, or if we cannot find a suitable replacement system and successfully execute a system conversion, our operations could be disrupted, which would have a negative impact on our profitability and our ability to grow could be harmed.

Acts of terrorism could cause our business to suffer.

      Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. If acts of terrorism were to occur in markets in which we operate, our business could suffer. The results of terrorist acts could lead to higher than expected medical costs, network and information technology disruptions, and other related factors beyond our control, which would cause our business to suffer.

Risks related to this offering

You will experience immediate and substantial dilution in the book value per share of our common stock.

      If you purchase our common stock in this offering, you will incur immediate and substantial dilution. You will pay a price per share that exceeds by $36.46 the per share book value of our assets immediately following the offering (based on net tangible book value as of June 30, 2003, on an adjusted basis, and shares of common stock outstanding as of June 30, 2003 and an assumed offering price of $46.70).

Volatility of our stock price could adversely affect stockholders.

      The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

•	state and federal budget decreases,

•	adverse publicity regarding managed care,

•	regulatory or legislative changes,

•	government action regarding eligibility for Medicaid and other state-sponsored health care benefit programs,

•	changes in state mandatory Medicaid programs,

•	general economic conditions, including inflation and unemployment rates,

•	changes in securities analysts’ estimates of our financial performance, and

•	variations in our quarterly operating results.

      All these factors are beyond our control and may cause the market price of our common stock to decrease regardless of our performance.

      Investors may not be able to resell their shares of our common stock following periods of volatility because of the market’s adverse reaction to such volatility. In addition, the stock market in general has been highly volatile recently. During this period of market volatility, the stocks of health care companies have also been highly volatile and have recorded lows well below their historical highs. We cannot assure you that our stock will trade at the same levels as the stock of other health care companies or that the market in general will sustain its current prices.

We may allocate the net proceeds from this offering in ways with which you may not agree.

      Our business plan is general in nature and is subject to change based upon changing conditions and opportunities. Our management has significant flexibility in applying $62.4 million of the total $101.4 million in net proceeds we expect to receive in this offering. Because this portion of the net proceeds is not required to be allocated to any specific investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds, and you and other stockholders may not agree with our decisions. See “Use of Proceeds.”

It may be difficult for a third party to acquire our company, which could prevent stockholders from realizing a premium on their stock price.

      Delaware corporate law, to which we are subject, and our amended and restated certificate of incorporation and by-laws contain provisions that could have the effect of delaying, deferring, or preventing a change in control of AMERIGROUP that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	a staggered board of directors, so that it would take three successive annual meetings to replace all directors,

•	prohibition of stockholders action by written consent,

•	advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting, and

•	supermajority vote requirements in connection with business combination transactions and amendments to some of the provisions of our charter.

      In addition, changes of control, generally defined as the acquisition of 10% of our outstanding stock by a person, is often subject to state regulatory notification, and in some cases, prior approval.

FORWARD-LOOKING INFORMATION

      This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are often accompanied by words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “goal,” “may,” “will,” and similar expressions. These statements include, without limitation, statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

      Actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in health care practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of health care, such as major health care providers’ inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, cancellation or suspension of our HMO contracts by the federal and state governments would also negatively impact us. Due to these factors and risks, no assurance can be given with respect to our future premium levels or our ability to control our future medical costs.

      From time-to-time, legislative and regulatory proposals have been made at the federal and state government levels related to the health care system, including but not limited to limitations on managed care organizations (including benefit mandates) and reform of Medicaid. Such legislative and regulatory action could have the effect of reducing the premiums paid to us by governmental programs or increasing our medical costs. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect of such future legislation, action or regulation on our business.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of shares of common stock in this offering of $101.4 million, assuming an offering price of $46.70 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $116.7 million.

      We intend to use the net proceeds of this offering to repay the balance on our existing revolving credit facility, which totaled $39.0 million as of June 30, 2003, for working capital and other general corporate purposes, which may include acquisitions of businesses, assets and technologies. As of June 30, 2003, the interest rate on our credit facility was 3.12%. Our existing credit facility matures December 14, 2004. As of September 15, 2003, we have obtained commitments from four lenders, totaling $95.0 million, for a new $95.0 million revolving senior credit facility, which will replace our existing credit facility and which will include a provision allowing us to obtain, subject to certain conditions, an increase in revolving commitments of up to an additional $30.0 million. However, there can be no assurance that such refinancing will be consummated.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock has been listed on the New York Stock Exchange under the symbol “AGP” since January 3, 2003. From November 6, 2001 until January 2, 2003, our common stock was quoted on the NASDAQ National Market. Prior to November 6, 2001, there was no public market for our common stock.

      The following table sets forth the high and low sales prices per share of our common stock for the periods indicated.

	High	Low

2001
Fourth Quarter (commencing November 6, 2001)	$23.00	$17.00
2002
First Quarter	30.19	20.65
Second Quarter	35.49	20.25
Third Quarter	34.29	21.72
Fourth Quarter	35.38	25.90
2003
First Quarter	33.76	24.00
Second Quarter	38.60	27.26
Third Quarter	45.71	36.70
Fourth Quarter (through October 7, 2003)	46.83	45.42

      On October 7, 2003, the closing price of our common stock as reported on the New York Stock Exchange was $46.70 per share.

      We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for the development and operation of our business. Also, as long as our credit facility is outstanding, we are not able to pay dividends to our stockholders without the consent of our lenders. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

      In addition, our ability to pay dividends is dependent on cash dividends from our subsidiaries. State insurance and Medicaid regulations limit the ability of our subsidiaries to pay dividends to us.

CAPITALIZATION

      The following table shows our cash and cash equivalents and short- and long-term investments and capitalization as of June 30, 2003:

•	on an actual basis, and

•	as adjusted to reflect the issue and sale of 2,300,000 shares of common stock by us in this offering at an assumed price of $46.70 per share less underwriting discounts and commissions and estimated offering expenses payable by us and the use of those net proceeds to repay the balance of our long-term debt.

      You should read this table in conjunction with the financial statements and the notes to those statements and other financial information included in this prospectus.

	As of June 30, 2003

	Actual	As adjusted

	(in thousands, except
	per share data)

Cash and cash equivalents and short and long-term investments	$322,218	$384,576

Long-term debt (including current portion and capital leases)	$48,027	$9,027

Stockholders’ equity:
Common stock, $.01 par value, 100,000,000 shares authorized, 20,866,150 shares issues and outstanding, actual; 100,000,000 shares authorized, 23,166,150 shares issued and outstanding, as adjusted	208	232
Additional paid-in capital	181,321	282,655
Retained earnings	94,123	94,123
Deferred compensation	(237)	(237)

Total stockholders’ equity	275,415	376,773

Total capitalization	$323,442	$385,800

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in connection with, and are qualified by reference to, the financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus. Selected financial data as of and for each of the years in the five-year period ended December 31, 2002 are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent accountants. Selected financial data as of June 30, 2003 and for each of the six months ended June 30, 2003 and June 30, 2002 have been derived from our unaudited financial statements. These unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and include adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year.

	Six months ended June 30		Year ended December 31

	2003	2002	2002	2001	2000	1999	1998

	(dollars in thousands, except per share data)
Statements of Operations Data:
Revenues:
Premium	$781,893	$547,663	$1,152,636	$880,510	$646,408	$392,296	$186,790
Investment income	3,381	4,060	8,026	10,664	13,107	6,404	3,389

Total revenues	785,274	551,723	1,160,662	891,174	659,515	398,700	190,179

Expenses:
Health benefits	627,356	444,482	933,591	709,034	523,566	334,192	155,877
Selling, general and administrative	91,493	62,239	133,409	109,822	85,114	52,846	29,166
Depreciation and amortization	11,494	5,985	13,149	9,348	6,275	3,635	1,197
Interest	1,096	369	791	763	781	811	483

Total expenses	731,439	513,075	1,080,940	828,967	615,736	391,484	186,723

Income before income taxes	53,835	38,648	79,722	62,207	43,779	7,216	3,456
Income tax expense (benefit)	22,164	15,846	32,686	26,127	17,687	(4,100)	—

Net income	31,671	22,802	47,036	36,080	26,092	11,316	3,456
Accretion of redeemable preferred stock dividends	—	—	—	6,228	7,284	7,284	6,126

Net income (loss) attributable to common shareholders	$31,671	$22,802	$47,036	$29,852	$18,808	$4,032	$(2,670)

Basic net income (loss) per share	$1.53	$1.14	$2.33	$8.08	$23.62	$7.11	$(5.07)

Weighted average number of shares outstanding	20,689,531	19,984,370	20,177,728	3,694,844	796,409	567,146	526,651

Diluted net income (loss) per share	$1.45	$1.07	$2.19	$2.08	$1.55	$0.66	$(5.07)

Weighted average number of shares and dilutive potential common shares outstanding	21,770,714	21,368,836	21,469,422	16,649,721	15,818,175	14,695,324	526,651

	June 30	December 31

	2003	2002	2001	2000	1999	1998

	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents and short and long-term investments	$322,218	$306,935	$301,837	$189,325	$166,218	$86,987
Total assets	596,378	578,484	406,942	268,126	222,321	101,369
Long-term debt (including current portion and capital leases)	48,027	59,443	4,188	6,594	8,010	10,000
Total liabilities	320,963	339,103	223,426	185,191	166,426	78,551
Redeemable preferred stock	—	—	—	78,190	70,906	59,422
Stockholders’ equity (deficit)	275,415	239,381	183,516	4,745	(15,011)	(36,604)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions that could cause actual results to differ materially from management’s expectations. See “Forward-Looking Information” included elsewhere in this prospectus.

General

      We are a multi-state managed health care company focused on serving people who receive health care benefits through publicly sponsored programs, including Medicaid, SCHIP and FamilyCare. We were founded in December 1994 with the objective to become the leading managed care organization in the United States focused on serving people who receive these types of benefits.

      The following table sets forth the approximate number of our members in each of our service areas on the dates presented.

	June 30	December 31

Market	2003	2002	2001	2000	1999	1998

Houston	144,000	139,000	100,000	57,000	40,000	42,000
Dallas	94,000	84,000	64,000	42,000	34,000	—
Fort Worth	83,000	73,000	50,000	40,000	33,000	23,000
Maryland	127,000	125,000	118,000	95,000	83,000	—
District of Columbia	37,000	37,000	13,000	13,000	12,000	—
New Jersey	104,000	99,000	88,000	57,000	46,000	38,000
Chicago	31,000	34,000	39,000	29,000	20,000	10,000
Tampa	115,000	—	—	—	—	—
Orlando	49,000	—	—	—	—	—
Miami/Ft. Lauderdale	35,000	—	—	—	—	—

Total	819,000	591,000	472,000	333,000	268,000	113,000

      On July 1, 2003, we acquired the Medicaid contract rights and related assets of the business known as St. Augustine Medicaid. As of June 30, 2003, St. Augustine Medicaid served approximately 28,000 individuals receiving health care benefits under Florida’s Medicaid program in nine counties in the Miami/Ft. Lauderdale, Orlando and Tampa markets.

      As of July 31, 2003, our total enrollment was approximately 847,000 members.

Acquisitions

      We have successfully increased our membership through our acquisitions of PHP and of Medicaid contract rights and related assets of other health plans both in our existing service areas and in new markets. The following table sets forth information regarding acquisitions we have made since our initial public offering in November 2001:

			Approximate Number
Date of Acquisition	Markets	Purchase Price	of New Members Added

July 1, 2003	Miami/Ft. Lauderdale	$8.5 million	26,000
	Orlando
	Tampa

January 1, 2003	Miami/Ft. Lauderdale	$124.3 million	193,000
	Orlando
	Tampa

July 1, 2002	District of Columbia	$7.0 million	23,000
January 1, 2002	Houston	$1.2 million	11,000

      We are currently evaluating potential acquisitions that would increase our membership, as well as acquisitions of complementary health care service businesses. These potential acquisitions are at various stages of consideration and discussion and we may enter into letters of intent or other agreements relating to these proposals at any time. However, we cannot predict when or whether we will actually acquire these businesses.

Discussion of Critical Accounting Policies

      In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

          Revenue Recognition

      We generate revenues primarily from premiums we receive from the states in which we operate to provide health benefits to our members. We generally receive premiums in advance of providing services, and recognize premium revenue during the period in which we are obligated to provide services to our members consistent with industry standards. We also generate revenues from investments. We generally receive a fixed premium per member per month to provide health care benefits to our members pursuant to our contracts in each of our markets. In our Texas, New Jersey, Maryland and the District of Columbia markets, we receive payments under each state’s obstetric delivery supplements program. Since August 1, 2003, we have received payments under a similar program in our Illinois market. Upon delivery of a newborn, each state is invoiced a predetermined amount according to our contract. We recognize revenue in the period in which the birth occurs. Any amounts that have not been received from the state by the end of the period remain on the balance sheet classified as premium receivables.

Estimating Health Benefits Expense and Claims Payable

      Our results of operations depend on our ability to effectively manage expenses related to health benefits as well as our ability to accurately predict costs incurred in recording the amounts in our consolidated financial statements. Expenses related to health benefits have two components: direct medical expenses and medically related administrative costs. Direct medical expenses include fees paid to hospitals, physicians and providers of ancillary medical services, such as pharmacy, laboratory, radiology, dental and vision. Medically related administrative costs include expenses related to services such as health promotion, quality assurance, case management, disease management and 24-hour on-call nurses. Direct medical expenses also include estimates of medical expenses incurred but not yet reported, or IBNR. For the year ended December 31, 2002, approximately 92.6% of our direct medical expenses related to fees paid on a fee-for-service basis to our primary care physicians, specialist physicians and ancillary providers, including fees paid to third party vendors for ancillary services such as pharmacy, mental health, dental and vision benefits. The balance related to fees paid on a capitation, or per member, basis. Primary care and specialist physicians not paid on a capitated basis are paid on a maximum allowable fee schedule set forth in the contracts with our providers. We reimburse hospitals on a negotiated fixed dollar amount per day or an agreed upon percent of their standard charges. In Maryland, the state sets the amount reimbursed to hospitals.

      We have used the same basic methodology for estimating our medical expenses and medical liabilities since our inception, and have refined this methodology to take into account more mature claims and market experience. As medical utilization patterns and cost trends change from year-to-year, our underlying claims payments reflect the variations in experience. Our estimates are revised based upon actual claims payments using historical per member per month claims cost, including provider settlements, changes in the age and gender of our membership and variations in the severity of medical conditions. These variations are considered in determining our current medical liabilities and adjusted to reflect expected changes in cost or utilization patterns.

      There are certain aspects of the managed care business that are not predictable with consistency. These aspects include the incidences of illness or disease state (e.g., cardiac heart failure cases, cases of upper respiratory illness, diabetes, the number of full-term versus premature births, and the number of neonatal intensive care babies) as well as non-medical aspects, such as changes in provider contracting and contractual benefits. Therefore, we must rely upon our historical experience, as continually monitored, to reflect the ever changing mix and growth of members.

      Monthly, we estimate our IBNR based on a number of factors, including authorization data and prior claims experience. Authorization data is information captured in our medical management system, which identifies services requested by providers or members. The medical cost related to these authorizations is estimated by pricing the approved services using contractual or historical amounts adjusted for known variables such as historical claims trends. These estimated costs are included as a component of IBNR. As part of this review, we also consider the costs to process medical claims, and estimates of amounts to cover uncertainties related to fluctuations in claims payment patterns, membership, products, and authorization trends. In addition, claims processing costs are accrued based on an estimate of the costs necessary to process unpaid claims. These estimates are adjusted as more information becomes available, and as adjustments are made, differences are included in current operations. We utilize the services of independent actuarial consultants who are contracted to review our estimates quarterly. The balance of claims payable is significant in relation to the consolidated financial statements. Judgments are made based on knowledge and experience about past and current events and assumptions about future events. There is a likelihood that actual results could be materially different if different assumptions or conditions prevail.

      The following table shows the components of the change in medical claims payable for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000

Medical claims payable as of January 1	$180,346	$150,462	$114,372
Health benefits expense incurred during period:
Related to current year	988,628	768,519	560,289
Related to prior years	(55,037)	(59,485)	(36,723)

Total incurred	933,591	709,034	523,566
Health benefits payments during period:
Related to current year	803,432	597,332	419,897
Related to prior years	108,075	81,818	67,579

Total payments	911,507	679,150	487,476

Medical claims payable as of December 31	$202,430	$180,346	$150,462

      Changes in estimates of incurred claims for prior years recognized during 2002, 2001, and 2000 were attributable to lower than anticipated utilization of medical services.

      Due to the variable nature of claims, our methodology includes adding a factor to compensate for uncertainty. The more precisely we have been able to predict claims patterns, the lower the required factor for uncertainty. The health benefits expenses incurred during the period related to prior years relate almost entirely to revisions in estimates for the immediately preceding year. The application of our methodology, even in a changing environment, has resulted in reversals of estimated incurred claims related to the prior year in each of the years in the three year period ended December 31, 2002. The resulting impact on operations is a function of the variation of the change in estimate from year-to-year.

      Changes in estimates are primarily the result of obtaining more complete claims information that directly correlates with the claims and provider reimbursement trends. Since our estimates are based upon the blended per member per month claims experience, changes cannot typically be explained by any single factor, but are the result of a number of interrelated variables, all influencing the resulting experience. These variables include such things as fluctuations in claims payment patterns, changes in membership levels, number and mix of products, benefit structure, severity of illness and authorization trends. We believe there will be less volatility as we increase in size and gain more maturity in our markets.

      We believe that the amount of claims payable is adequate to cover our ultimate liability for unpaid claims as of June 30, 2003, however, actual claim payments and other items may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2002 estimates of claims payable and actual claims payable, net income for the year ended December 31, 2002 would increase or decrease by approximately $1.2 million and diluted earnings per share would increase or decrease by approximately $0.06 per share.

Results of Operations

      The following table sets forth selected operating ratios. All ratios, with the exception of the health benefits ratio, are shown as a percentage of total revenues. We operate in one business segment with a single line of business.

	Six months ended
	June 30		Year ended December 31

	2003	2002	2002	2001	2000

Premium revenue	99.6%	99.3%	99.3%	98.8%	98.0%
Investment income	0.4	0.7	0.7	1.2	2.0

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Health benefits(1)	80.2%	81.2%	81.0%	80.5%	81.0%
Selling, general and administrative expenses	11.7%	11.3%	11.5%	12.3%	12.9%

Income before income taxes	6.9%	7.0%	6.9%	7.0%	6.6%

Net income	4.0%	4.1%	4.1%	4.0%	4.0%

(1)	The health benefits ratio is shown as a percentage of premium revenue because there is a direct relationship between the premium received and the health benefits provided.

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

     Revenues

      For the six months ended June 30, 2003 premium revenues increased $234.2 million, or 42.8%, to $781.9 million from $547.7 million for the six months ended June 30, 2002. The increase was principally due to the acquisition of PHP in January 2003 (193,000 members in Florida), the acquisition of the Medicaid contract rights and related assets of Capital Community Health Plan in July 2002 (23,000 members in Washington, D.C.) as well as internal growth in overall membership. Premium rate increases, partially offset by a lower average premium per member primarily as a result of changes in the mix of members by product, also impacted the increase. Total membership increased by 286,000, or 53.7% to 819,000 as of June 30, 2003 from 533,000 as of June 30, 2002.

      Investment income decreased $0.7 million to $3.4 million for the six months ended June 30, 2003 from $4.1 million for the six months ended June 30, 2002. The decrease in investment income was primarily due to the continued decline in market interest rates and increased levels of investments in tax-advantaged securities partially offset by an increase in overall levels of cash and investments. Levels of cash and investments have primarily increased due to profitability and increases in the amount of premiums received versus the timing of the payment of the related health benefits.

     Health benefits

      For the six months ended June 30, 2003 expenses related to health benefits increased $182.9 million, or 41.1%, to $627.4 million from $444.5 million for the six months ended June 30, 2002. The increase in health benefits expense was primarily due to the increase of 286,000 members. For the six months ended June 30, 2003 the health benefits ratio decreased to 80.2% from 81.2% for the six months ended June 30, 2002. The decrease in the health benefits ratio is primarily the result of variations in levels of seasonality from 2002 to 2003 and changes in the mix of members by product.

     Selling, general and administrative expenses

      For the six months ended June 30, 2003, selling, general and administrative expenses increased $29.3 million, or 47.1%, to $91.5 million in 2003 from $62.2 million for the six months ended June 30, 2002. The increase in selling, general and administrative expenses was primarily due to an increase in wages and related expenses for additional staff and other expenses to support our increased membership and market development activities. Our selling, general and administrative expenses ratio to total revenue was 11.7% and 11.3% for the six months ended June 30, 2003 and 2002, respectively. The increase in the selling, general and administrative expenses ratio was due primarily to increased staffing and information technology spending to support significant growth, insourcing of behavioral health activities and other expenses related to our growth strategy.

     Interest expense

      Interest expense was $1.1 million and $0.4 million for the six months ended June 30, 2003 and 2002, respectively. The increase primarily relates to borrowings on our revolving credit facility to partially finance the PHP acquisition.

     Provision for income taxes

      Income tax expense for the six months ended June 30, 2003 was $22.2 million with an effective tax rate of 41.2% in 2003 as compared to $15.8 million with an effective tax rate of 41.0% for the six months ended June 30, 2002.

     Net income

      For the six months ended June 30, 2003 net income was $31.7 million, or $1.45 per diluted share, compared to $22.8 million, or $1.07 per diluted share, for the six months ended June 30, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Revenues

      Premium revenue for the year ended December 31, 2002 increased $272.1 million, or 30.9%, to $1,152.6 million from $880.5 million for the year ended December 31, 2001. The increase was principally due to internal growth in overall membership and to a lesser extent, the acquisition of the Medicaid contract rights and related assets of Humana’s Houston business in August 2001 (15,000 members), MethodistCare’s Houston business in January 2002 (11,000 members) and the acquisition of the Medicaid contract rights and related assets of Capital Community Health Plan of Washington, D.C. in July 2002 (23,000 members). Total membership increased 25.2% to 591,000 as of December 31, 2002 from 472,000 as of December 31, 2001.

      Investment income decreased $2.6 million to $8.0 million for the year ended December 31, 2002. The decrease in investment income is primarily due to the continued decline in market interest rates and increased levels of tax-advantaged securities partially offset by an increase in overall cash and investments levels throughout the year. Cash and investments levels have primarily increased due to proceeds from our initial public offering, cash generated from operations and increases in the amount of premiums received versus the timing of the payment of the related health benefits.

Health benefits

      Expenses relating to health benefits for the year ended December 31, 2002 increased $224.6 million, or 31.7%, to $933.6 million from $709.0 million for the year ended December 31, 2001. The increase was primarily due to the increase in membership. The health benefits ratio, as a percentage of premium revenue, for the year ended December 31, 2002 was 81.0% compared to 80.5% in 2001. The slight increase in the health benefits ratio is primarily due to variations in levels of seasonality from 2001 to 2002 and changes in the mix of members by product. Also reflected in our health benefits expense is the impact of the change in estimates related to prior years.

Selling, general and administrative expenses

      Selling, general and administrative expenses increased $23.6 million to $133.4 million for the year ended December 31, 2002 compared to $109.8 million in 2001.

      The increase in selling, general and administrative expenses was primarily due to an increase in wages and related expenses for additional staff to support our increased membership, expenses related to the implementation and closing of our acquisition of PHP in Florida, expenses related to implementation of HIPAA as well as expenses related to market development activities. Our selling, general and administrative expense ratio to revenue was 11.5% and 12.3% for the years ended December 31, 2002 and 2001, respectively. The decrease in the ratio was a result of economies of scale and of fixed costs being spread over a larger membership base.

Interest expense

      Interest expense was $0.8 million for each of the years ended December 31, 2002 and 2001, respectively.

Provision for income taxes

      Income tax expense for 2002 was $32.7 million with an effective tax rate of 41.0% as compared to $26.1 million in 2001 and an effective tax rate of 42%. The effective tax rate decreased in 2002 due primarily to increased levels of investments in tax-advantaged securities.

Net income

      Net income for 2002 rose $10.9 million to $47.0 million, or $2.19 per diluted share, compared to $36.1 million, or $2.08 per diluted share in 2001. Diluted earnings per share rose only 5.3% as compared to an increase in net income of 30.2% due to the increase in shares outstanding, which is primarily the result of the issuance of 4,985,000 shares from our November 2001 initial public offering.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

      Premium revenue for the year ended December 31, 2001 increased $234.1 million, or 36.2%, to $880.5 million from $646.4 million for the year ended December 31, 2000. The increase was principally due to internal growth in overall membership and to a lesser extent, the acquisition of the Medicaid contracts and related assets of Humana’s Houston business in August 2001 (15,000 members). Total membership increased 41.7% to 472,000 as of December 31, 2001 from 333,000 as of December 31, 2000.

      Investment income decreased $2.4 million to $10.7 million for the year ended December 31, 2001. The decrease in investment income is primarily due to the continued decline in market interest rates partially offset by an increase in overall cash levels. Cash levels have primarily increased due to proceeds from our initial public offering, cash generated from operations and increases in the amount of premiums received versus the timing of the payment of the related health benefits.

Health benefits

      Expenses relating to health benefits for the year ended December 31, 2001 increased $185.4 million, or 35.4%, to $709.0 million from $523.6 million for the year ended December 31, 2000. The increase was primarily due to the increase in membership. The health benefits ratio, as a percentage of premium revenue, for the year ended December 31, 2001 was 80.5% compared to 81.0% in 2000. The decrease in the health benefits ratio is primarily the result of a favorable impact of shifting high cost cases from managed care to fee-for-service in Illinois ($2.8 million expense savings related to health benefits), an increase in revenues resulting from the receipt of an HIV/AIDS supplemental payment from the State of Maryland as well as a change in our membership by product to include more SCHIP members than in prior years. This favorable impact was substantially offset by a normal incidence of respiratory conditions and influenza in the first quarter of 2001 as compared to a lower incidence in the first quarter of 2000. Also reflected in our health benefits expense is the impact of the change in estimates related to prior years.

Selling, general and administrative expenses

      Selling, general and administrative expenses increased $24.7 million to $109.8 million for the year ended December 31, 2001 compared to $85.1 million in 2000. The increase in selling, general and administrative expenses was primarily due to an increase in wages and related expenses for additional staff to support our increased membership. Our selling, general and administrative expense ratio to revenue was 12.3% and 12.9% for the years ended December 31, 2001 and 2000, respectively. The decrease in the ratio was a result of economies of scale and of fixed costs being spread over a larger membership base.

Interest expense

      Interest expense was $0.8 million for each of the years ended December 31, 2001 and 2000, respectively.

Provision for income taxes

      Income tax expense for 2001 was $26.1 million with an effective tax rate of 42.0% as compared to $17.7 million in 2000 and an effective tax rate of 40.4%. The effective tax rate increased in 2001 due primarily to an increase in non-deductible expenses.

Net income

      Net income for 2001 was $36.1 million, or $2.08 per diluted common share, compared to $26.1 million, or $1.55 per diluted common share for 2000.

Selected Quarterly Operating Results

      The following table sets forth unaudited quarterly results of our operations for the quarters ended March 31, and June 30, 2003 and for each of the quarters in the years ended December 31, 2002 and 2001. This information has been prepared on the same basis as the consolidated financial statements and, in the opinion of our management, reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly operating results are not necessarily indicative of future results of operations. This data should be read in conjunction with our consolidated financial statements and related notes included in this prospectus.

	Three Months Ended

	2003		2002

	June 30	March 31	December 31	September 30	June 30	March 31

	(dollars in thousands, except per share data)
Premium revenue	$392,331	$389,562	$307,948	$297,025	$276,821	$270,842
Health benefits expense	310,449	316,907	248,702	240,407	221,481	223,001
Selling, general and administrative expenses	47,032	44,461	37,243	33,927	32,318	29,921
Income before income taxes	30,265	23,570	19,972	21,102	21,662	16,986
Net income	17,977	13,694	11,784	12,450	12,916	9,886
Net income per common diluted share	0.82	0.63	0.54	0.58	0.60	0.47
Weighted average number of shares and dilutive potential shares outstanding	21,909,649	21,631,779	21,661,514	21,478,501	21,493,134	21,244,538

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Three Months Ended

	2001

	December 31	September 30	June 30	March 31

	(dollars in thousands, except per share data)
Premium revenue	$249,038	$236,642	$209,145	$185,685
Health benefits expense	202,154	192,485	163,703	150,692
Selling, general and administrative expenses	30,170	27,442	28,112	24,098
Income before income taxes	16,069	16,543	17,594	12,001
Net income	9,320	9,595	10,084	7,081
Net income per common diluted share	0.48	0.58	0.61	0.42
Weighted average number of shares and dilutive potential shares outstanding	18,794,357	15,985,161	15,889,397	15,897,118

Liquidity and Capital Resources

      Our primary sources of liquidity are cash and cash equivalents, short and long-term investments, cash flow from operations and borrowings under our credit facility. As of June 30, 2003, we had cash and investments of $356.1 million, consisting of cash and cash equivalents of $232.4 million, short and long-term investments of $89.9 million and restricted investments on deposit for licensure of $33.8 million, as compared to $336.4 million as of June 30, 2002 and $336.5 million as of December 31, 2002. Unrestricted cash and investments as of June 30, 2003 was approximately $57.2 million. Our $75 million credit facility matures in December 2004. The facility is collateralized by the assets of AMERIGROUP and by the pledge of common stock of its direct, wholly owned managed care subsidiaries. The facility accrues interest at one of the following rates, at our option: LIBOR plus the applicable margin or an alternate bank rate plus the applicable margin. The applicable margin for LIBOR borrowings is between 2.00% and 2.50% and the applicable margin for alternate base rate borrowings is between 1.00% and 1.50%. The applicable margin varies depending on our leverage ratio. There is a commitment fee of 0.50% on the unused portion of the credit facility. As of June 30, 2003, there was $39.0 million outstanding under our existing credit facility at a rate of 3.12%.

      As of September 15, 2003, we have obtained commitments from four lenders, totaling $95.0 million, for a new $95.0 million revolving senior credit facility, which will replace our existing credit facility and which will include a provision allowing us to obtain, subject to certain conditions, an increase in revolving commitments of up to an additional $30.0 million. However, there can be no assurance that such refinancing will be consummated.

      On November 9, 2001, we completed our initial public offering of 4,985,000 shares of common stock including an over-allotment issuance of 585,000 shares at a price per share of $17.00. We received net proceeds from the offering of approximately $77.2 million. In conjunction with the offering, all Series A, B, C and D preferred stock in the aggregate was converted into 12,607,880 shares of common stock. We used proceeds from the offering to repay the balance of our long-term debt facility of approximately $4.4 million and to redeem our Series E mandatorily redeemable preferred stock for approximately $13.3 million. In addition, 1,123,823 shares of common stock were issued upon the exercise of all outstanding Series E warrants.

      Cash from operating activities were $15.2 million for the six months ended June 30, 2003, compared to $31.4 million for the six months ended June 30, 2002. The decrease in cash from operations was primarily due to a decrease in claims payable, unearned revenue, and increased tax payments, partially offset by an increase in net income.

      For the six months ended June 30, 2003, cash provided by investing activities was $18.0 million compared to cash used in investing activities of $52.4 million for the six months ended June 30, 2002. Cash provided by investing activities consists primarily of proceeds from redemption of investments and cash acquired in the acquisition of PHP partially offset by purchases of investments and purchases of property, equipment and software. We anticipate total capital expenditures, including capitalized leases for both software and property and equipment, to be approximately $25 million in 2003.

      Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets. As of June 30, 2003, our investment portfolio, which consists primarily of fixed-income securities, has an average maturity of less than twelve months. We utilize investment vehicles such as municipal bonds, tax-free securities, tax-advantaged securities, commercial paper, U.S. government backed agencies and U.S. Treasury instruments. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their cash. The average portfolio yield as of December 31, 2002 was approximately 2.02%. The average portfolio yield as of June 30, 2003 was approximately 1.62% compared to 2.25% as of June 30, 2002.

      Effective July 1, 2003, we purchased the Medicaid contracts and related assets known as St. Augustine Medicaid for approximately $8.5 million. The assets purchased consisted primarily of St. Augustine’s rights to provide managed care services to its Medicaid members. As of June 30, 2003, St. Augustine Medicaid served approximately 28,000 individuals receiving health care benefits under Florida’s Medicaid program in nine counties in the Miami/Ft. Lauderdale, Orlando and Tampa markets. This acquisition was accounted for under the purchase method of accounting. Goodwill and other intangibles totaling $8.5 million includes $2.1 million for identifiable intangibles allocated to the membership purchases.

      Effective January 1, 2003, we completed our acquisition of PHP for approximately $124.3 million, including acquisition costs. The acquisition was accounted for under the purchase method of accounting. Goodwill and other intangibles totaling $116.8 million includes $9.0 million of identifiable intangibles allocated to membership purchased and a non-compete agreement.

      Effective July 1, 2002, we purchased the Medicaid contract rights and related assets of Capital Community Health Plan for approximately $7.0 million including acquisition costs. The assets purchased consisted primarily of CCHP’s rights to provide managed care services to its Medicaid members. This acquisition was accounted for under the purchase method of accounting. Goodwill and other intangibles totaling $7.0 million includes $423,000 for identifiable intangibles allocated to the membership purchased.

      Effective January 1, 2002, we purchased the Medicaid contract rights and related assets of MethodistCare, Inc. for approximately $1.2 million. The assets purchased primarily consisted of MethodistCare’s rights to provide managed care services to its Medicaid members.

      Cash used in financing activities was $8.8 million and $2.5 million for the six months ended June 30, 2003 and 2002, respectively. Cash used in financing activities consisted primarily of payments under the revolving credit facility in the amount of $11.0 million for the six months ended June 30, 2003.

      We entered into a 15-year lease, dated as of September 15, 2003, for a new 106,000 square foot building in Virginia Beach, Virginia, construction for which is scheduled to be completed in September 2004. At this facility we will locate our Virginia Beach call center, our primary data center and other support functions. We anticipate capital expenditures in connection with moving to the new facility to be approximately $11.5 million.

      As of June 30, 2003, we served members who received health care benefits through 16 contracts with the regulatory entities in the jurisdictions in which we operated. Five of these contracts, which are with the states of Texas, Florida, Maryland and New Jersey, individually accounted for 10% or more of our revenues for the six months ended June 30, 2003, with the largest of these contracts representing approximately 21% of our revenues. If any of our contracts were not renewed or were terminated for cause or if we were to lose a contract in a re-bidding process, our business would suffer.

      We believe that internally generated funds and available funds under our revolving credit facility, together with the proceeds generated from this offering, will be sufficient to support continuing operations, capital expenditures and our internal growth strategy for at least 12 months.

Recent Accounting Pronouncements

      In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, Derivative Instruments and Hedging Activities (SFAS No. 149), which amends SFAS No. 133 and clarifies financial accounting and reporting for derivative instruments. SFAS No. 149 is effective prospectively after June 30, 2003. We do not believe the implementation of this standard will have a material effect on our financial condition or results of operations.

      In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150), which establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective prospectively after May 31, 2003. We do not believe the implementation of this standard will have a material effect on our financial condition or results of operations.

Regulatory Capital and Dividend Restrictions

      Our operations are conducted through our wholly owned subsidiaries, which include HMOs and one managed care organization, or MCO. HMOs and MCOs are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders. Additionally, state regulatory agencies may require individual HMO’s to maintain statutory capital levels higher than the state regulations. As of June 30, 2003, we believe our subsidiaries are in compliance with all minimum statutory capital requirements. We believe that we will continue to be in compliance with these requirements at least through the end of this year.

      As of June 30, 2003, our subsidiaries had aggregate statutory capital and surplus of approximately $93.3 million, compared with the required minimum aggregate statutory capital and surplus requirements of approximately $48.1 million.

      The National Association of Insurance Commissioners, or NAIC, has adopted rules which, to the extent that they are implemented by the states, sets minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. The change in rules for insurance companies became effective as of December 31, 1998. These rules, which may vary from state-to-state, are currently being considered for adoption for HMOs and MCOs. Illinois and Texas adopted various forms of the rules as of December 31, 1999 and 2000, respectively. Although Maryland adopted risk-based capital rules for MCOs as of December 31, 2001, it exempted all MCOs from the rules for the years ended December 31, 2001 and 2002. However, Maryland has not yet exempted MCOs from the rules for the year ended December 31, 2003. New Jersey, Florida and the District of Columbia have not yet adopted risk-based capital as their net worth requirements. The NAIC’s HMO rules, if adopted by other states in their proposed form, may increase the minimum capital required for our subsidiaries. These plans need to reach a statutory capital level greater than the state regulations by December 31, 2003.

Inflation

      Although the general rate of inflation has remained relatively stable and health care cost inflation has stabilized in recent years, the national health care cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of health care cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted care providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services.

      While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control the impact of health care cost increases.

Compliance Costs

      The federal regulations promulgated under HIPAA relating to privacy, standard transactions and security were issued in proposed form in 1998. We met the compliance date of April 2003 for privacy rules and must comply by October 16, 2003 for transactions and April 2005 for security. The final security rule was issued in February 2003 and we have not fully assessed the cost of complying with these regulations. The fact that either state or federal rules may supersede the other depending on the nature of the particular requirement will require interpretations for which there is likely to be little precedent. We have implemented the programs and systems that were required for compliance with the new privacy regulations by April 2003 and continue work for transactions and security compliance. In order to comply with the requirements, we will have to employ additional or different programs and systems. We had expenditures of approximately $2.5 million on HIPAA compliance in 2002. Through June 30, 2003 we had expenditures of approximately $1.7 million on HIPAA compliance and we expect an additional $1.0 million in through December 31, 2003. Additional costs may be incurred in 2004 in complying with the security regulations which require compliance by April 2005. We are in the process of interpreting the security regulations and cannot estimate the cost of compliance at this time. We expect to be fully compliant by the required dates. Further, compliance with these regulations are requiring changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover from the states our costs of complying with these new regulations.

Quantitative and Qualitative Disclosures about Market Risk

      As of June 30, 2003 we had short-term investments of $8.5 million and long-term investments of $81.4 million and investments on deposit for licensure of $33.8 million. These investments consist primarily of highly liquid investments with maturities between three and twenty-four months. These investments are subject to interest rate risk and will decrease in value if market rates increase. Credit risk is managed by investing in money market funds, U.S. Treasury securities, cash escrow accounts, asset-backed securities, debt securities of government sponsored entities, municipal bonds and auction rate securities. Our investment policies are subject to revision based upon market conditions and our cash flow and tax strategies, among other factors. We have the ability and intent to hold these investments to maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Declines in interest rates over time will reduce our investment income.

      As of June 30, 2003, we had outstanding borrowings under our existing credit facility of $39.0 million and capital lease debt of $9.0 million that are subject to interest rate risk. As of June 30, 2003, a hypothetical 1% change in interest rates would result in an approximate $480,000 change in our annual interest expense.

BUSINESS

Overview

      We are a multi-state managed health care company focused on serving people who receive health care benefits through publicly sponsored programs, including Medicaid, SCHIP and FamilyCare. We believe that we are better qualified and positioned than many of our competitors to meet the unique needs of our target populations because of our focus on providing managed care to these populations, our medical management programs, and our community-based education and outreach programs. Unlike many managed care organizations that attempt to serve the general commercial population, as well as Medicare and Medicaid populations, we are focused exclusively on the Medicaid, SCHIP and FamilyCare populations. We do not currently offer Medicare or commercial products. In general, as compared to commercial or Medicare populations, our target population is younger, accesses health care in an inefficient manner and has a greater percentage of medical expenses related to obstetrics, diabetes, circulatory and respiratory conditions. We design our programs to address the particular needs of our members, for whom we facilitate access to health care benefits pursuant to agreements with the applicable regulatory authority. We combine medical, social and behavioral health services to help our members obtain quality health care in an efficient manner. Our success in establishing and maintaining strong relationships with state governments, providers and members has enabled us to obtain new contracts and to establish a leading market position in many of the markets we serve. Providers are hospitals, physicians and ancillary medical programs that provide medical services to our members. Members are said to be “enrolled” with our health plans to receive benefits. Accordingly, our total membership is generally referred to as our enrollment. As of July 31, 2003, we provided an array of products to approximately 847,000 members in Texas, Florida, Maryland, New Jersey, the District of Columbia and Illinois.

      We were incorporated in Delaware on December 9, 1994 as AMERICAID Community Care by a team of experienced senior managers led by Jeffrey L. McWaters, our Chairman and Chief Executive Officer. During 1994 through 1995, we were involved primarily in financial planning, recruiting and training personnel, developing products and markets and negotiating contracts with various state governments. During 1996, we began enrolling Medicaid members in our Fort Worth, New Jersey and Chicago plans and in 1997, we obtained a contract and began enrolling members in our Houston plan. In 1999, we began operating in Maryland and the District of Columbia, and obtained a contract and began enrolling members in our Dallas plan. Our operations in Maryland and the District of Columbia are the result of acquiring contract rights from Prudential Health Care. Effective January 1, 2003, we entered the Florida market as a result of our acquisition of PHP. In addition, in Texas, Florida, New Jersey and the District of Columbia we have acquired additional members periodically through acquisitions, including the acquisition of Medicaid contract rights and related assets of other health plans in these service areas.

Market Opportunity

Emergence of managed care

      Health care in the United States has grown from a $27 billion industry in 1960 to a highly regulated market of approximately $1.4 trillion in 2001, according to CMS.

      CMS projects total U.S. health care spending will grow by 7.3% annually over the next nine years, implying that health care expenditures will reach approximately $3.1 trillion by 2012. In response to the dramatic increases in health care-related costs in the late 1960s, Congress enacted the Federal Health Maintenance Organization Act of 1973, a statute designed to encourage the establishment and expansion of care and cost management. The private sector responded to this legislation by forming health maintenance organizations, or HMOs. HMOs were intended to address the needs of employers, insurers, government entities and health care providers who sought a cost-effective alternative to traditional indemnity insurance. Since the establishment of HMOs, enrollment has increased more than twelve-fold from 6 million in 1976 to nearly 76.1 million in 2002. Over that time, many HMOs have been formed to focus on a specific or specialty population of health care such as commercial plans for employees, Medicare, Medicaid, dental care and behavioral health care. Additionally, HMOs have been formed in a variety of sizes, from small community-based plans to multi-state organizations.

      Despite these efforts to organize care delivery, the costs associated with medical care have continued to increase. As a result, it has become increasingly important for HMOs to understand the populations they serve in order to develop an infrastructure and programs tailored to the medical and social profiles of their members.

Medicaid, SCHIP and FamilyCare Programs

      Medicaid, a state administered program, was enacted in 1965 to make federal matching funds available to all states for the delivery of health care benefits to eligible individuals, principally those with incomes below specified levels who meet other state specified requirements. Medicaid is structured to allow each state to establish its own eligibility standards, benefits package, payment rates and program administration under broad federal guidelines. By contrast, Medicare, in which we do not currently participate, is a program administered by the federal government and is made available to the aged and disabled. Some of the differences between Medicaid and Medicare are set forth below:

Medicaid		Medicare

•	state administered,	•	federally operated,
•	state and matching federal funds,	•	federal funds only,
•	average age of our members is 14,	•	average age of a recipient is over 70,
•	25 million people in managed care in 2002,	•	5 million people in managed care in 2002,
•	government funded prescription drug coverage, and	•	no government funded prescription drug coverage, and
•	mandatory managed care in most states.	•	no mandatory managed care.

      We do not currently offer Medicare products or participate in the Medicare program. However, CMS has announced a demonstration project, which would allow HMOs that cover Medicare dual-eligible members to be reimbursed for the acute-care medical costs currently funded by Medicare. The benefits for this program would be similar to the benefits provided by Medicaid for non-dual eligible members. If we decide to participate in the program and are selected by CMS to participate, some of our revenue would be funded by Medicare.

      Most states determine threshold Medicaid eligibility by reference to other federal financial assistance programs including TANF and SSI.

      TANF provides assistance to low-income families with children and was adopted to replace the Aid to Families with Dependent Children program. SSI is a federal program that provides assistance to low-income aged, blind or disabled individuals. However, states can broaden eligibility criteria.

      SCHIP, developed in 1997, is a federal/state matching program that provides health care coverage to children not otherwise covered by Medicaid or other insurance programs. SCHIP enables a segment of the large uninsured population in the United States to receive health care benefits. States have the option of administering SCHIP through their Medicaid programs. SCHIP enrollment reached 5.3 million in 2002, an approximate 15% increase over 2001 enrollment figures.

      FamilyCare programs have been established in several states including New Jersey and the District of Columbia. The New Jersey FamilyCare Health Coverage Act is a Medicaid expansion program providing health care access to an estimated 163,000 previously uninsured or underinsured New Jersey residents in 2003. New Jersey FamilyCare is a voluntary federal and state funded health insurance program created to help uninsured families, single adults and couples without dependent children obtain affordable health coverage. The FamilyCare program in the District of Columbia provides services to approximately 80,000 primarily low-income pregnant women, children and adults.

      In 2002, according to information published by CMS, Medicaid covered more than 44 million individuals, as follows:

Federal assistance
program
Number	Category	reference

21.3 million	children	TANF
9.5 million	adults, mostly women	TANF
8.5 million	disabled	SSI
4.7 million	individuals over 64	SSI

      Nationally, approximately 62% of Medicaid spending is directed toward hospital, physician and other acute care services, and the remaining approximately 38% is for nursing home and other long-term care. In general, inpatient and emergency room utilization tends to be higher within the Medicaid population than among the general population because of the inability to afford access to a primary care physician leading to the postponement of treatment until acute care is required.

      The highest health care expenses for the non-elderly Medicaid population include:

•	obstetrics,

•	respiratory illness,

•	diabetes,

•	neonatal care,

•	sickle cell disease, and

•	HIV/AIDS.

      In the fiscal year 2002, the federal government spent $147.5 billion on Medicaid and states spent an additional $111.0 billion. Federal government estimates indicate that total Medicaid outlays may reach $285.0 billion by fiscal year 2003 and $311.0 billion by fiscal year 2004, with an additional $4.8 billion in 2003 and approximately $5.0 billion in 2004 spent on SCHIP programs. Key factors driving Medicaid spending include:

•	number of eligible individuals who enroll,

•	price of medical and long-term care services,

•	use of covered services,

•	state decisions regarding optional services and optional eligibility groups, and

•	effectiveness of programs to reduce costs of providing benefits, including managed care.

Medicaid Funding

      The federal government pays a share of the medical assistance expenditures under each state’s Medicaid program. That share, known as FMAP, is determined annually by a formula that compares the state’s average per capita income level with the national average per capita income level. Thus, states with higher per capita income levels are reimbursed a smaller share of their costs than states with lower per capita income levels. The FMAP cannot be lower than 50% or higher than 83%. In 2003, the FMAPs varied from 50% in 12 states and 5 territories to 76.6% in Mississippi, and averaged 59.9% overall. In addition, the Balanced Budget Act of 1997 permanently raised the FMAP for the District of Columbia from 50% to 70%. The states’ fiscal 2003 FMAPs for the markets in which we have contracts are:

State	FMAP(1)

New Jersey	50.0%
Texas	60.0%
Maryland	50.0%
Illinois	50.0%
District of Columbia	70.0%
Florida	58.8%

(1)	All state FMAP rates increased by 2.95% for the period April 2003 through September 2004. Total estimated additional federal spending will be $10.0 billion.

     The federal government also matches administrative costs, generally about 50%, although higher percentages are paid for certain activities and functions, such as development of automated claims processing systems. Federal payments have no set limits (other than for SCHIP programs) but rather are made on a matching basis. In 2001, 41% of total federal funds provided to states were spent on Medicaid, the highest category of federal funds provided to states.

      State governments pay the share of Medicaid and SCHIP costs not paid by the federal government. Some states require counties to pay part of the state’s share of Medicaid costs. In 2001, Medicaid was the second largest category of state spending, following spending on elementary and secondary education, and made up over 20% of total state spending.

      Federal law establishes general rules governing how states administer their Medicaid and SCHIP programs. Within those rules, states have considerable flexibility, including flexibility in how they set most provider prices and service utilization controls. Generally, state Medicaid budgets are developed and approved annually by the state governor and the legislature and Medicaid expenditures are monitored during the year against budgeted amounts. Federal law requires states to offer at least two HMOs in any urban market with mandatory HMO enrollment. If Medicaid HMO market departures result in only one or no HMOs in an urban area, the affected state must also offer the fee-for-service Medicaid program.

      Under the Health Insurance Flexibility and Accountability Demonstration Program, states can seek waivers from specific provisions of federal Medicaid requirements to increase the number of individuals with health coverage through current Medicaid and SCHIP resource levels. Currently, ten states are involved either in approved waiver programs or pending applications. The current Administration has emphasized providing coverage to populations with income below 200 percent of the federal poverty level.

  Medicaid Managed Care

      Historically, the traditional Medicaid programs made payments directly to providers after delivery of care. Under this approach, recipients received care from disparate sources, as opposed to being cared for in a systematic way. As a result, care for routine needs was often accessed through emergency rooms or not at all.

      The delivery of episodic health care under the traditional Medicaid program limited the ability of the states to provide quality care, implement preventive measures and control health care costs. Over the past decade, in response to rising health care costs and in an effort to ensure quality health care, the federal government has expanded the ability of state Medicaid agencies to explore, and, in some cases, mandate the use of managed care for Medicaid beneficiaries. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the traditional Medicaid program or a managed care plan, if available. According to information published by CMS, from 1993 to 1998, managed care enrollment among Medicaid beneficiaries increased more than three-fold. All the markets in which we operate, except Illinois, have a state-mandated Medicaid managed care program in place.

The AMERIGROUP Approach

      Unlike many managed care organizations that attempt to serve the general population, as well as Medicare and Medicaid populations, we are focused exclusively on serving people who receive health care benefits through publicly sponsored programs. We do not currently offer Medicare or commercial products. Our success in establishing and maintaining strong relationships with state governments, providers and members has enabled us to obtain new contracts and to establish a strong market position in the markets we serve. We have been able to accomplish this by addressing the various needs of these three constituent groups.

  State Government

      We have been successful in bidding for contracts and implementing new products because of our ability to facilitate access to quality health care services in a cost-effective manner. Our education and outreach programs, our disease and medical management programs and our information systems benefit the communities we serve while providing the state governments with predictability of cost. Our education and outreach programs are designed to decrease the use of emergency care services as the primary access to health care through the provision of programs like member health education seminars and system-wide 24-hour on-call nurses. Our information systems are designed to measure and track our performance enabling us to demonstrate the effectiveness of our programs to the government. While we promote ourselves directly in applying for new contracts or seeking to add new benefit plans, we believe that our ability to obtain additional contracts and expand our service areas within a state results primarily from our demonstrating prior success in facilitating access to quality care while reducing and managing costs and our customer-focused approach to working in partnership with state governments. We believe we will also benefit from this experience when bidding for and acquiring contracts in new state markets.

  Providers

      In each of the communities where we operate, we have established extensive provider networks and have been successful in continuing to establish new provider relationships. We have accomplished this by working closely with physicians to help them operate efficiently by providing financial, statistical and utilization information, physician and patient educational programs and disease and medical management programs, as well as adhering to a prompt payment policy. In addition, as we increase our market penetration, we provide our physicians with a growing base of potential patients in the markets they serve. This network of providers and relationships assists us in implementing preventive care methods, managing costs and improving access to health care for members. We believe that our experience working and contracting with Medicaid providers will give us a competitive advantage in entering new markets. While we do not directly market to or through our providers, they are important in helping us attract new members and retain existing members.

  Members

      In both signing up new members and retaining existing members, we focus on our understanding of the unique needs of the Medicaid, SCHIP and FamilyCare populations. We have developed a system that provides our members with appropriate access to care. We supplement this care with community-based education and outreach programs designed to improve the well-being of our members. These programs not only help our members control and manage their medical care, but also have been proven to decrease the incidence of emergency room care, which is traumatic for the individual and expensive and inefficient for the health care system. We also help our members access prenatal care, which improves outcomes for our members and is less costly than unmanaged care. As our presence in a market matures, these programs, and other value added services, help us build and maintain membership levels.

  Communities

      We focus on the members we serve and the communities where they live. Many of our employees, including the sales force and outreach staff, are a part of the communities we serve. We are active in our members’ communities through education and outreach programs. We often provide programs in our members’ physician office, churches and community centers. Upon entering a new market, we use these programs and other advertising to create brand awareness and loyalty in the community.

Strategy

      Our objective is to become the leading managed care organization in the United States focused on serving people who receive health care benefits through publicly sponsored programs. To achieve this objective we intend to:

      Increase our membership in existing markets through internal growth and acquisitions. We intend to increase our membership in existing markets through development and implementation of community-specific products, alliances with key providers, sales and marketing efforts and acquisitions. We facilitate access to a broad continuum of health care supported by numerous services such as neonatal intensive care and high-risk pregnancy programs. These products and services are developed and administered by us but are also designed to attract and retain our providers, who are critical to our overall success. Through strategic and selective contracting with providers, we are able to customize our provider networks to meet the unique clinical, cultural and socio-economic needs of our members. Our providers often are located in the inner-city neighborhoods where our members live, thereby providing accessibility to, and an understanding of, the needs of our members. For example, in our voluntary Chicago market, we have a sales force to recruit potential members who are currently in the traditional Medicaid system. The overall effect of this comprehensive approach reinforces our broad brand-name recognition as a leading managed health care company serving people who receive publicly sponsored health care benefits, while complying with state mandated marketing guidelines. We may also choose to increase membership by acquiring Medicaid contracts and other related assets from competitors in our existing markets. In 2002, we increased our membership in Houston by 11,000 members, and in the District of Columbia by 23,000 members, through the acquisitions of the Medicaid contract rights and related assets of MethodistCare in Houston and Capital Community Health Plan of Washington, D.C., respectively.

      Expand into new markets for our services through acquisitions and development of new operations. Since 1996, we have developed markets in Texas, New Jersey and Illinois and acquired additional Medicaid contracts and related assets in New Jersey, Texas, Florida and the District of Columbia. We intend to evaluate potential new markets using our established government relationships and our historical experience in managing Medicaid populations. Our management team is experienced in identifying markets for development of new operations, including complementary businesses, identifying and executing acquisitions and integrating these businesses into our existing operations. For example, in 2003, we began operations in Florida as a result of acquisitions of PHP and St. Augustine Medicaid, resulting in approximately 219,000 members in the Miami/Ft. Lauderdale, Orlando and Tampa markets.

      Capitalize on our experience working in partnership with state governments. We continually strive to be an industry-recognized leader in government relations and an important resource to our state government customers. For example, we have a dedicated legislative affairs team with experience at the federal, state and local levels. We are, and intend to continue to be, an active and leading participant in the formulation and development of new policies and programs for publicly sponsored health care benefits. This also enables us to competitively expand our service areas and to implement new products.

      Focus on our “medical home” concept to provide quality, cost-effective health care. We believe that the care the Medicaid population has historically received can be characterized as uncoordinated, episodic and short-term focused. In the long term, this approach is less desirable for the patient and more expensive for the state.

      Our approach to serving the Medicaid and historically uninsured populations is based on offering a comprehensive range of medical and social services intended to improve the well-being of the member while lowering the overall cost of providing benefits. Unlike traditional Medicaid, each of our members has a primary contact, usually a primary care physician, to coordinate and administer the provision of care, as well as enhanced benefits, such as 24-hour on-call nurses. We refer to this coordinated approach as a medical home.

      Utilize population specific disease management programs and related techniques to improve quality and reduce costs. An integral part of our medical home concept is continual quality management. To help the physician improve the quality of care and improve the health status of our members, we have developed a number of programs and procedures to address high frequency, chronic or high-cost conditions, such as pregnancy, respiratory conditions, diabetes, sickle cell and congestive heart failure. Our procedures include case and disease management, pre-admission certification, concurrent review of hospital admissions, discharge planning, retrospective review of claims, outcome studies and management of inpatient, ambulatory and alternative care. These policies and programs are designed to consistently provide high quality care and cost-effective service to our members.

Products

      We have developed several products through which we offer a range of health care services. These products are also community-based and seek to address the social and economic issues faced by the populations we serve. Additionally, we seek to establish strategic relationships with prestigious medical centers, children’s hospitals and federally qualified health centers to assist in implementing our products and medical management programs within the communities we serve. Our health plans cover various services that vary by state and may include:

•	primary and specialty physician care,

•	inpatient and outpatient hospital care,

•	emergency and urgent care,

•	prenatal care,

•	laboratory and x-ray services,

•	home health and durable medical equipment,

•	behavioral health services and substance abuse,

•	long-term and nursing home care,

•	24-hour on-call nurses,

•	vision care and exam allowances,

•	dental care,

•	chiropractic care,

•	podiatry,

•	prescriptions and limited over-the-counter drugs,

•	assistance with obtaining transportation for office or health education visits,

•	memberships in the Boys’ and Girls’ Clubs, and

•	welcome calls and health status calls to coordinate care.

      Our products, which we may offer under different names in different markets, focus on specific populations within the Medicaid, FamilyCare and SCHIP programs. The average premiums for our products vary significantly due to differences in the benefits offered and underlying medical conditions in the populations covered.

      AMERICAID, our principal product, is our family-focused Medicaid managed health care product designed for the TANF population that consists primarily of low-income children and their mothers. Historically, most of our members used the AMERICAID product. We currently offer our AMERICAID product in all markets we serve. As of June 30, 2003, we had approximately 535,000 AMERICAID members.

As a result of our acquisition of St. Augustine Medicaid, we added approximately 22,000 AMERICAID members.

      AMERIKIDS is our managed health care product for uninsured children not eligible for Medicaid. This product is designed for children in the SCHIP initiative. We began offering AMERIKIDS in Maryland and Washington, D.C. when we acquired Prudential’s contract rights and other related assets in those areas in 1999. We began offering AMERIKIDS in New Jersey and Texas in 2000. As of June 30, 2003, we had approximately 195,000 members in our AMERIKIDS product.

      AMERIPLUS is our managed health care product for SSI recipients. This population consists of the low-income aged, blind and disabled. We began offering this product in 1998 and currently offer it in New Jersey, Maryland and Houston. We expect our AMERIPLUS membership to grow as more states include SSI benefits in mandatory managed care programs. As of June 30, 2003, we had approximately 68,000 AMERIPLUS members. Included in this number are approximately 350 members added through a Florida program called Summit Care. Summit Care is a pilot program designed by the State of Florida to help seniors live safely in their homes as an alternative to nursing home care. As a result of our acquisition of St. Augustine Medicaid contract rights and related assets in July 2003, we added approximately 4,000 AMERIPLUS members.

      AMERIFAM is our FamilyCare managed health care product designed for uninsured segments of the population other than SCHIP eligibles. AMERIFAM’s current focus is the families of our SCHIP and Medicaid children. We offer this product in Washington, D.C. and New Jersey where the program covers parents of SCHIP and Medicaid children. As of June 30, 2003, we had approximately 21,000 AMERIFAM members.

      As of June 30, 2003, of our 819,000 members, 92% were enrolled in TANF, SCHIP and FamilyCare programs. The remaining 8% were enrolled in SSI programs. Of these SSI enrollees, approximately 6,000 were members to whom we provided limited administrative services but did not provide health benefits.

Disease and Medical Management Programs

      We provide specific disease and medical management programs designed to meet the special health care needs of our members with chronic illnesses, to manage excessive costs and to improve the overall health of our members. We currently offer disease and medical management programs in areas such as neonatal, high-risk pregnancy, asthma and other respiratory conditions, congestive heart failure, sickle cell disease, diabetes and HIV. These programs focus on preventing acute occurrences associated with chronic conditions by identifying at risk members, monitoring their conditions and pro-actively managing their care. We also employ tools such as utilization review and pre-certification to reduce the excessive costs often associated with uncoordinated health care programs.

Marketing and Educational Programs

      An important aspect of our comprehensive approach to health care delivery is our marketing and educational programs, which we administer system-wide for our providers and members. We often provide our educational program in members’ homes, and our marketing and educational programs in churches and community centers. The programs we have developed are specifically designed to increase awareness of various diseases, conditions and methods of prevention in a manner that supports the providers, while meeting the unique needs of our members. For example, we conduct health promotion events in physicians’ offices that target respiratory conditions, immunization and other health issues. Direct provider marketing is supported by traditional marketing venues such as direct mail, telemarketing, and television, radio and cooperative advertising with participating medical groups.

      We believe that we can also increase and retain membership through marketing and education initiatives. We have a dedicated staff who actively support and educate prospective and existing members and community organizations. Through programs such as Safe Kids, and My Baby and Me, a prenatal program for pregnant moms and their babies, we promote a healthy lifestyle, safety and good nutrition to our members. In addition to these personal health-related programs, we remain committed to the communities we serve.

      We have developed specific strategies for building relationships with key community organizations, which helps enhance community support for our products and improve service to members. We regularly participate in local events and festivals and organize community health fairs to promote healthy lifestyle practices. As important, our associates help support community groups by serving board members and volunteers. In the aggregate, these activities serve to act as not only as a referral channel but also reinforce the AMERIGROUP brand and foster member loyalty.

      In several markets, we provide value-added benefits as a means to attract and retain members. These benefits include free memberships to the local Boys and Girls Clubs and vouchers for over-the-counter medications. We believe that our comprehensive approach to health care positions us well to serve our members, their providers and the communities in which they both live and work.

Community Partners

      We believe community focus and understanding are important to attracting and retaining members. To assist in establishing our community presence in a new market, we seek to establish relationships with prestigious medical centers, children’s hospitals and federally qualified health centers to offer our products and programs. For example, we have strategic relationships with Cook Children’s Health Care System in Fort Worth and Memorial Hermann Healthcare System in Houston, granting us the right to actively market their names and logos in advertising of our Medicaid products. A Cook Children’s Health Care System affiliate, the Cook Children’s Physician Network, is our exclusive provider of pediatric health care services to members age 15 and under in this service delivery area.

Provider Network

      We facilitate access to health care services to our members through mutually non-exclusive contracts with primary care physicians, specialists, ancillary providers and hospitals. Either prior to or concurrently with bidding for new contracts, we establish a provider network in each of our service areas. The following table shows the total number of primary care physicians, specialists, hospitals and ancillary providers participating in our network for June 30, 2003:

	Service Areas

	Texas	New Jersey	Maryland and D.C.	Illinois	Florida	Total

Primary care physicians	1,308	1,792	1,524	465	1,545	6,634
Specialists	4,016	4,021	6,301	1,117	5,032	20,487
Hospitals	73	70	45	21	96	305
Ancillary providers	657	484	315	427	863	2,746

      The primary care physician, or PCP, is a critical component in care delivery, and also in the management of costs and the attraction and retention of new members. PCPs include family and general practitioners, pediatricians, internal medicine physicians and OB/GYNs. These physicians provide preventive and routine health care services and are responsible for making referrals to specialists, hospitals and other providers. Health care services provided directly by primary care physicians include the treatment of illnesses not requiring referrals, periodic physician examinations, routine immunizations, well child care and other preventive health care services.

      Specialists provide medical care to members generally upon referral by the primary care physicians. However, we have identified specialists that are part of the ongoing care of our members, such as allergists, oncologists and surgeons, which our members may access directly without first obtaining a PCP referral. Our contracts with both the primary care physicians and specialists usually are for one to two-year periods and automatically renew for successive one-year periods subject to termination by us for cause, if necessary, based on provider conduct or other appropriate reasons. The contracts generally can be canceled by either party upon 90 to 120 days prior written notice.

      Our contracts with hospitals are usually for one to two-year periods and automatically renew for successive one-year periods. Generally, our hospital contracts may be terminated by either party without cause with 90 to 150 days prior written notice. Pursuant to the contract, the hospital is paid for all pre-authorized medically necessary inpatient and outpatient services and all covered emergency and medical screening services provided to members. With the exception of emergency services, most inpatient hospital services require advance approval from the member’s primary care physician and our medical department. We require hospitals in our network to participate in utilization review and quality assurance programs.

      We have also contracted with other ancillary providers for physical therapy, mental health and chemical dependency care, home health care, vision care, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we have contracted with dental vendors that provide routine dental care in markets where routine dental care is a covered benefit and with a national pharmacy benefit manager that provides a local pharmacy network in our markets where pharmacy is a covered benefit.

      In order to ensure the quality of our medical care providers, we credential and re-credential our providers using standards that are supported by the National Committee for Quality Assurance. Additionally, we provide feedback and evaluations on quality and medical management to them in order to improve the quality of care provided, increase their support of our programs and enhance our ability to attract and retain providers.

Provider Payment Methods

      Fee-for-Service. This is a reimbursement mechanism that pays providers based upon services performed. For the year ended December 31, 2002, approximately 92.6%, and for the six months ended June 30, 2003 approximately 91.9%, of our expenses for direct health benefits were on a fee-for-service reimbursement basis, including fees paid to third-party vendors for ancillary services such as pharmacy, mental health, dental and vision benefits. The primary fee-for-service arrangements are maximum allowable fee schedule, per diem, percent of charges or any combination thereof. The following is a description of each of these mechanisms:

Maximum Allowable Fee Schedule. Providers are paid the lesser of billed charges or a specified fixed payment for a covered service. The maximum allowable fee schedule is developed using, among other indicators, the state fee-for-service Medicaid program fee schedule, Medicare fee schedules, medical costs trends and market conditions. Adjustments to the fee schedules are not mandated in the provider contracts, but adjusted at our discretion, using the above indicators.

Per Diem and Case Rates. Hospital facility costs are typically reimbursed at negotiated per diem or case rates, which vary by level of care within the hospital setting. Lower rates are paid for lower intensity services, such as a low birth weight newborn baby who stays in the hospital a few days longer than the mother, compared to higher rates for a neo-natal intensive care unit stay for a baby born with severe developmental disabilities.

Percent of Charges. We contract with providers to pay them an agreed-upon percent of their standard charges for covered services. This is typically done where hospitals are reimbursed under the state fee-for-service Medicaid program on a percent of charges basis.

Capitation. Some of our primary care physicians and specialists are paid on a fixed-fee per member basis, also known as capitation. Our arrangements with other providers for vision, dental, home health, laboratory, durable medical equipment, mental health and chemical dependency services may also be capitated.

      We review the fees paid to providers periodically and make adjustments as necessary. Generally, the contracts with the providers do not allow for automatic annual increases in payments. Among the factors generally considered in adjustments are changes to state Medicaid fee schedules, competitive environment, current market conditions, anticipated utilization patterns and projected medical expenses. In order to enable us to better monitor quality and meet our state contractual encounter reporting obligations, it is our intention to increase the number of providers we pay on a fee-for-service basis and reduce the number of capitation contracts we have. States use the encounter data to monitor quality of care to members and to set premium rates.

Our Health Plans

      We have five active health plan subsidiaries offering health care services in Texas, Florida, Maryland, New Jersey, the District of Columbia and Illinois. We expect our relationship with these jurisdictions to continue. Each of our health plans have one or more contracts that expire at various times, as set forth below:

Market	Product	Term End Date

Texas	TANF, SSI, SCHIP	August 31, 2004
Florida	TANF, SSI	June 30, 2004(a)
Florida	SCHIP	September 30, 2003(b), 2004 and 2005
Florida	SSI (Summit Care)	December 31, 2003(c)
New Jersey	TANF, SSI, SCHIP, FamilyCare	June 30, 2004
Maryland(d)	TANF, SSI, SCHIP
District of Columbia	TANF, SCHIP, FamilyCare	July 31, 2004
Illinois	TANF, SCHIP	July 31, 2004

(a)	This contract can be terminated by either party upon 30 days notice.

(b)	This contract covered approximately 10,500 members in two counties.

(c)	We expect to receive an extension of our contract or a new contract from the State of Florida by late November or early December 2003. This contract can be terminated by either party upon 60 days notice.
(d)	Our Maryland contract does not have a set term. It can be terminated by us upon 90 days written notice.

Texas

      Our Texas health plan, AMERIGROUP Texas, Inc., is licensed as an HMO and became operational in September 1996. Our current service areas include the cities of Fort Worth, Dallas and Houston and the surrounding counties. As of June 30, 2003, we had approximately 321,000 members in Texas, consisting of approximately 144,000 members in Houston, approximately 94,000 members in Dallas and approximately 83,000 members in Fort Worth. On January 1, 2002, we acquired the Medicaid contract rights and related assets of MethodistCare Inc. (MethodistCare) in the Houston area. In August 2001, we acquired the Medicaid contract rights and related assets of Humana Inc. (Humana) in the Houston area. We have the largest Medicaid membership in each of our Fort Worth and Houston markets. We have the second largest Medicaid membership in our Dallas market. We offer AMERICAID in each of our Texas markets and AMERIPLUS in Houston. In May 2000, we began offering AMERIKIDS in Dallas and Houston. Our TANF contract in Fort Worth, our TANF and SCHIP contracts in Dallas and our TANF, SCHIP and SSI contracts in Houston expire on August 31, 2004.

Florida

      Our Florida health plan, AMERIGROUP Florida, Inc., is licensed as an HMO and became operational in January 2003 with the acquisition of PHP and in July 2003, we acquired the Medicaid contract rights and related assets of St. Augustine Medicaid. Our current service areas include the metropolitan areas of Miami/Ft. Lauderdale, Orlando and Tampa. Our current service areas include 13 counties in Florida. We did not have any membership for December 2002. As of June 30, 2003, as a result of the acquisition of PHP, we had approximately 199,000 members, consisting of approximately 35,000 members in Miami/Ft. Lauderdale, 49,000 members in Orlando and 115,000 members in Tampa. On July 1, 2003, we acquired St. Augustine Medicaid, which as of June 30, 2003, served approximately 28,000 individuals receiving health care benefits under Florida’s Medicaid program in nine counties in the Miami/Ft. Lauderdale, Orlando and Tampa markets. Our TANF and SSI contracts expire June 30, 2004 and can be terminated by either party upon 30 days notice. Our Summit Care contract expires December 31, 2003 and can be terminated by either party upon 60 days notice. Our Florida SCHIP contracts are entered into on a county by county basis. The SCHIP contracts expire at different times based on the county. One contract expired on September 30, 2003 and other contracts will expire on September 30, 2004 and 2005.

New Jersey

      Our New Jersey health plan, AMERIGROUP New Jersey, Inc., is licensed as an HMO and became operational in February 1996. Our current service areas include 20 of the 21 counties in New Jersey. As of June 30, 2003, we had approximately 104,000 members in New Jersey. We have the third largest Medicaid membership in New Jersey. We offer AMERICAID, AMERIPLUS, AMERIKIDS and AMERIFAM in New Jersey. Our contract with New Jersey expires on June 30, 2004.

Maryland

      Our Maryland health plan, AMERIGROUP Maryland, Inc., a Managed Care Organization, is authorized to operate as a managed care organization in Maryland and became operational in June 1999. Our current service areas include 20 of the 24 counties in Maryland. As of June 2003, we had approximately 127,000 members in Maryland. In May 2001, the State of Maryland transitioned to us approximately 17,000 additional members from another Medicaid MCO in receivership. We have the largest Medicaid membership in Maryland. We offer AMERICAID, AMERIPLUS and AMERIKIDS in Maryland. Our contract with the State of Maryland does not have a set term. It can be terminated by us upon 90 days written notice.

  District of Columbia

      AMERIGROUP Maryland, Inc., a Managed Care Organization, is also licensed as an HMO in the District of Columbia and became operational there in August 1999. As of June 2003, we had approximately 37,000 members in the District of Columbia. Effective July 1, 2002, we acquired the Medicaid contract rights and related assets of Capital Community Health Plan (CCHP) in Washington D.C. We have the largest Medicaid membership in the District of Columbia. We offer AMERICAID, AMERIKIDS and AMERIFAM in the District of Columbia. Our contract with the District of Columbia expires on July 31, 2004.

  Illinois

      Our Illinois health plan, AMERIGROUP Illinois, Inc., is licensed as an HMO and became operational in April 1996. Our current service area includes the counties of Cook and DuPage in the Chicago area. In Chicago, enrollment in a Medicaid managed care plan is voluntary. As of June 2003, we had approximately 31,000 members in Chicago. We have the second largest Medicaid health plan membership in Cook County. We offer AMERICAID and AMERIKIDS in the Chicago area. Our contract with the State of Illinois, which can be terminated by either party with 90 days written notice, expires July 31, 2004.

Quality Management

      We have a comprehensive quality management plan designed to improve access to cost-effective quality care. We have developed policies and procedures to ensure that the health care services provided by our health plans meet the professional standards of care established by the industry and the medical community. These procedures include:

•	Analysis of health care utilization data. To avoid duplication of services or medications, in conjunction with the primary care physicians, health care utilization data is analyzed and, through comparative provider data and periodic meetings with physicians, we identify areas in which a physician’s utilization rate differs significantly from the rates of other physicians. On the basis of this analysis, we suggest opportunities for improvement and following up with the primary care physician to monitor utilization.

•	Medical care satisfaction studies. We evaluate the quality and appropriateness of care provided to our health plan members by reviewing health care utilization data and responses to member and physician questionnaires and grievances.

•	Clinical care oversight. Each of our health plans has a medical advisory committee comprised of physician representatives and chaired by the plan’s medical director. This committee reviews credentialing, approves clinical protocols and practice guidelines and evaluates new physician group candidates. Based on regular reviews, the medical directors who head these committees develop recommendations for improvements in the delivery of medical care.

•	Quality improvement plan. A quality improvement plan is implemented in each of our health plans and is governed by a quality management committee. The quality management committee is comprised of senior management at our health plans, who review and evaluate the quality of our health services and are responsible for the development of quality improvement plans spanning both clinical quality and customer service quality. These plans are developed from provider and membership feedback, satisfaction surveys and results of action plans. Our corporate quality improvement council oversees and meets regularly with our health plan quality management committees to help ensure that we have a coordinated, quality-focused approach relating to our members, providers and state governments.

Management Information Systems

      The ability to access data and translate it into meaningful information is essential to our being able to operate across a multi-state service area in a cost effective manner. Our centralized computer-based information systems support our core processing functions under a set of integrated databases. This integrated approach helps to assure that consistent sources of claim and member information are provided across all our health plans. We use these systems for billing, claims processing, utilization management, marketing and sales tracking, financial and management accounting, medical cost trending, reporting, planning and analysis. The systems also support our internal member and provider service functions, including on-line access to member eligibility verification, primary care physician membership roster and claims status.

      We estimate that our current claims payment system could be at full capacity within the next 12 to 18 months. If we cannot reconfigure our current claims processing system within that time period to make it more scalable, or if we cannot find a suitable replacement system and successfully execute a system conversion our operations could be disrupted, which would have a negative impact on our profitability and our ability to grow could be harmed.

Competition

      Our principal competitors for state contracts, members and providers consist of the following types of organizations:

•	Primary Care Case Management Programs, or PCCMs — Programs established by the states through contracts with primary care providers to provide primary care services to the Medicaid recipient, as well as provide limited oversight over other services.

•	Commercial HMOs — National and regional commercial managed care organizations that have Medicaid and Medicare members in addition to members in private commercial plans.

•	Medicaid HMOs — Managed care organizations that focus solely on serving people who receive health care benefits through Medicaid.

      We will continue to face varying levels of competition as we expand in our existing service areas or enter new markets. In Illinois, where enrollment in a managed care plan is voluntary, we also compete for members with the traditional means for accessing care, including hospitals and other health care providers. Health care reform proposals may cause a number of commercial managed care organizations already in our service areas to decide to enter or exit the Medicaid market. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into the Medicaid managed health care industry.

      We have two competitors in Fort Worth, six competitors in Houston and two competitors in Dallas. In each of our Fort Worth and Houston markets, we have the largest Medicaid membership. In our Dallas market, we have the second largest Medicaid membership. We have four competitors and the third largest Medicaid membership in New Jersey. We have five competitors and the largest Medicaid membership in Maryland. We have three competitors and the largest Medicaid membership in the District of Columbia. We have four competitors and the second largest Medicaid health plan membership in Cook County, Illinois. We have ten competitors in Miami/Ft. Lauderdale, four competitors in Orlando and four competitors in Tampa. We have the largest Medicaid membership in the Orlando and Tampa markets and the fourth largest Medicaid membership in our Miami/Ft. Lauderdale market.

      We compete with other managed care organizations for state contracts, as well as to attract new members and retain existing members. States generally use either a formal proposal process reviewing many bidders or award individual contracts to qualified applicants that apply for entry to the program. In order to be awarded a state contract, state governments consider many factors, which include providing quality care, satisfying financial requirements, demonstrating an ability to deliver services, and establishing networks and infrastructure. People who wish to enroll in a managed health care plan or to change health care plans typically choose a plan based on the service offered, ease of access to services, a specific provider being part of the network and the availability of supplemental benefits.

      In addition to competing for members, we compete with other managed care organizations to enter into contracts with independent physicians, physician groups and other providers. We believe the factors that providers consider in deciding whether to contract with us include potential member volume, reimbursement rates, our medical management programs, timeliness of reimbursement and administrative service capabilities.

Regulation

      Our health care operations are regulated at both state and federal levels. Government regulation of the provision of health care products and services is a changing area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules also may occur periodically.

     HMOs and managed care organizations

      Our five health plan subsidiaries are authorized to operate as an HMO in each of Texas, Florida, New Jersey, the District of Columbia and Illinois, and as a managed care organization, or MCO, in Maryland. In each of the jurisdictions in which we operate, we are regulated by the relevant health, insurance and/or human services departments that oversee the activities of HMOs and MCOs providing or arranging to provide services to Medicaid enrollees.

      The process for obtaining the authorization to operate as an HMO or MCO is lengthy and complicated, and requires demonstration to the regulators of the adequacy of the health plan’s organizational structure, financial resources, utilization review, quality assurance programs and complaint procedures. Both under state HMO and MCO statutes and state insurance laws, our health plan subsidiaries must comply with minimum net worth requirements and other financial requirements, such as minimum capital, deposit and reserve requirements. Insurance regulations may also require the prior state approval of acquisitions of other managed care organizations’ businesses and the payment of dividends, as well as notice requirements for loans or the transfer of funds. Each of our subsidiaries is also subject to periodic reporting requirements. In addition, each health plan must meet numerous criteria to secure the approval of state regulatory authorities before implementing operational changes, including the development of new product offerings and, in some states, the expansion of service areas.

     Medicaid

      Medicaid was established under the U.S. Social Security Act of 1965. It is a joint federal-state program in which each state:

•	establishes its own eligibility standards,

•	determines the type, amount, duration and scope of services,

•	sets the rate of payment for services, and

•	administers its own program.

Medicaid policies for eligibility, services, rates and payment are complex, and vary considerably among states, and the state policies change from time-to-time.

      States are also permitted by the federal government to seek waivers from requirements of the Social Security Act. The waivers most relevant to us are the Section 1915(b) freedom of choice waivers that enable:

•	mandating Medicaid enrollment into managed care,

•	the utilization of a central broker for enrollment into plans,

•	the use of cost savings to provide additional services, and

•	limiting the number of providers for additional services.

      Waivers are approved for two-year periods and can be renewed on an ongoing basis if the state applies. A 1915(b) waiver cannot negatively impact beneficiary access or quality of care and must be cost-effective. Managed care initiatives may be state-wide and required for all classes of Medicaid eligible recipients, or can be limited to service areas and classes of recipients. All jurisdictions in which we operate, except Illinois, have some form of mandatory managed care Medicaid program. However, under the waivers pursuant to which the mandatory programs have been implemented, there must be at least two managed care plans operating from which Medicaid eligible recipients may choose.

      Many states, including Maryland, operate under a Section 1115 demonstration rather than a 1915(b) waiver. This is a more expansive form of waiver that enables the state to have a Medicaid program that is more broad than typically permitted under the Social Security Act. For example, Maryland’s 1115 waiver allows it to include more individuals in its managed care program than typically allowed under Medicaid.

      In all the states in which we operate, we must enter into a contract with the state’s Medicaid regulator in order to be a Medicaid managed care organization. States generally use either a formal proposal process, reviewing many bidders, or award individual contracts to qualified applicants that apply for entry to the program. Although other states have done so in the past and may do so in the future, currently Texas, Florida and the District of Columbia are the only jurisdictions in which we operate that use competitive bidding processes.

      The contractual relationship with the state is generally for a period of one to two years and renewable on an annual or biannual basis. The contracts with the states and regulatory provisions applicable to us generally set forth in great detail the requirements for operating in the Medicaid sector including provisions relating to:

•	eligibility, enrollment and disenrollment processes,

•	covered services,

•	eligible providers,

•	subcontractors,

•	record-keeping and record retention,

•	periodic financial and informational reporting,

•	quality assurance,

•	marketing,

•	financial standards,

•	timeliness of claims’ payment,

•	health education and wellness and prevention programs,

•	safeguarding of member information,

•	fraud and abuse detection and reporting,

•	grievance procedures, and

•	organization and administrative systems.

      A health plan’s compliance with these requirements is subject to monitoring by the state regulator and by CMS. A health plan is subject to periodic comprehensive quality assurance evaluation by a third party reviewing organization and generally by the insurance department of the jurisdiction that licenses the health plan. A health plan must also submit quarterly and annual statutory financial statements and utilization reports, as well as many other reports.

Federal Regulation

     HIPAA

      In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. The Act is designed to improve the portability and continuity of health insurance coverage and simplify the administration of health insurance. Among other things, HIPAA’s administrative simplification provisions entail new regulations relating to standards for electronic transactions and code sets, privacy of health information, security of health care information, national provider identifiers, and national employer identifiers. Separate regulations have been issued in final form relating to privacy, standard transactions and security. We met the compliance date of April 2003 for privacy rules and must comply by October 16, 2003 for standard transaction rules and April 2005 for the security rules. These rules are described in more detail below.

      In August 2000, the Department of Health and Human Services, or HHS, issued new standards for submitting electronic claims and other administrative health care transactions. The new standards were designed to streamline the processing of claims, reduce the volume of paperwork and provide better service. The administrative and financial health care transactions covered include:

•	health claims and equivalent encounter information,

•	enrollment and disenrollment in a health plan,

•	eligibility for a health plan,

•	health care payment and remittance advice,

•	health plan premium payments,

•	coordination of benefits,

•	health care claim status, and

•	referral certification and authorization.

      Health care organizations that did not submit a written compliance plan were required to comply with the new standards as of October 2002. Like many other health care organizations, we submitted a written compliance plan to CMS, which enabled us to extend our compliance deadline to October 16, 2003. The regulation’s requirements apply only when a transaction is transmitted using “electronic media.” Because “electronic media” is defined broadly to include “transmissions that are physically moved from one location to another using magnetic tape, disk or compact disk media,” many communications will be considered electronically transmitted. In addition, health plans will be required to have the capacity to accept and send all covered transactions in a standardized electronic format. The regulation sets forth other rules that apply specifically to health plans as follows:

•	a plan may not delay processing of a standard transaction (that is, it must complete transactions using the new standards at least as quickly as it had prior to implementation of the new standards),

•	there should be “no degradation in the transmission of, receipt of, processing of, and response to” a standard transaction as compared to the handling of a non-standard transaction,

•	if a plan uses a health care clearinghouse to process a standard request, the other party to the transaction may not be charged more or otherwise disadvantaged as a result of using the clearinghouse,

•	a plan may not reject a standard transaction on the grounds that it contains data that is not needed or used by the plan,

•	a plan may not adversely affect (or attempt to adversely affect) the other party to a transaction for requesting a standard transaction, and

•	if a plan coordinates benefits with another plan, then upon receiving a standard transaction, it must store the coordination of benefits data required to forward the transaction to the other plan.

      One of our early concerns regarding how this regulation directly affects the manner in which we conduct business is the inconsistency between the regulation’s requirements and the widespread use of non-standard, non-national codes (generally referred to as “local codes”) in health care transactions. The use of local codes is particularly prevalent in Medicaid transactions. We cannot be sure that this will be resolved before the regulation’s implementation date. In order to prepare for our compliance with the regulatory requirements we have prepared a “gap analysis” that consists of:

•	an inventory of existing applications that either produce or process transactions that are within the scope of the regulation,

•	identification of the data elements currently used by these applications,

•	a comparison of these legacy data elements to the standard data elements for the same transaction and an analysis of the differences between the two, and

•	a determination of the impact of the gaps and differences identified.

As a result of this study, we have developed a remediation plan to eliminate the gaps and differences, which we are currently implementing.

      On December 28, 2000, HHS published a regulation setting forth new standards for protecting the privacy of individually identifiable health information. The regulation became effective on April 14, 2001 and compliance was required by April 14, 2003. The new regulation is designed to protect member information, medical records and other personal health information kept and used by health care providers, hospitals, health plans and health insurers, and health care clearinghouses. The new standards:

•	limit the routine and non-routine use and release of private health information,

•	give patients new rights to access their designated record set, which includes but is not limited to, eligibility, case management and claims information. In most instances, patients and members have a right to know who has accessed their records,

•	limit most disclosures of health information to the minimum needed for the intended purpose,

•	establish procedures to ensure the protection of private health information,

•	establish new criminal and civil sanctions for improper use or disclosure, and

•	establish new requirements for access to records by researchers and others.

      The preemption provisions of the regulation provide that federal law will preempt a contrary state law, unless the state law related to the privacy of health information is more stringent than the federal law. However, a state (or any person) may submit a request to the Secretary of HHS that a provision of state law be excepted from the preemption rules. The Secretary may grant an exception if one or more of a number of conditions are met, including:

•	the state law is necessary to prevent fraud and abuse related to the provision of and payment for health care,

•	the state law will ensure appropriate state regulation of insurance and health plans,

•	the state law is necessary to state reporting on health care delivery or costs, or

•	the state law serves a compelling need related to public health, safety or welfare.

      The fact that either state or federal rules may supersede the other depending on the nature of the particular requirement will require interpretations for which there is likely to be little precedent. We have implemented the programs and systems that were required for compliance with the new privacy regulations by April 14, 2003 and continue work for transactions and security compliance. In order to comply with the requirements, we will have to employ additional or different programs and systems. We had expenditures of approximately $2.5 million on HIPAA compliance in 2002. Through June 30, 2003 we had expenditures of approximately $1.7 million on HIPAA compliance and we expect an additional $1.0 million through December 31, 2003. Additional costs may be incurred in 2004 in complying with the security regulations which require compliance by April 2005. We are in the process of interpreting the security regulations and cannot estimate the cost of compliance at this time. We expect to be fully compliant by the required dates. Further, compliance with these regulations will require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover from the states our costs of complying with these new regulations.

      On February 20, 2003, HHS published its final security regulations, substantially modifying draft regulations originally published in 1998. The security rule applies only to protected health information in electronic form, and is specifically concerned with security information systems. The new rule:

•	Establishes 22 standards establishing administrative, physical and technical requirements for safeguarding the security of protected health information,

•	Requires a risk assessment and implementation of a risk management plan to achieve required safeguards for each standard,

•	Provides specifications, i.e., specific actions or processes needed for 16 of the 22 standards; and

•	Supplements and adds specificity to privacy rule requirements for safeguarding personal health information.

      While we fully expect to be compliant with the security rule by the April 2005 compliance date, we have not yet determined the specific acts, costs or risks involved in achieving such timely compliance.

          New Medicaid Managed Care Regulations

      On January 19, 2001, HHS issued new Medicaid managed care regulations to implement certain provisions of the Balanced Budget Act of 1997, or BBA. These provisions permit states to require certain Medicaid beneficiaries to enroll in managed care programs, give states more flexibility to develop their managed care programs and provide certain new protections for Medicaid beneficiaries. States had until August 13, 2003 to bring their Medicaid managed care programs into compliance with the requirements of the rule.

      The rule implements BBA provisions intended to (1) give states the flexibility to enroll certain Medicaid recipients in managed care plans without a federal waiver if the state provides the recipients with a choice of managed care plans; (2) establish protections for members in areas such as quality assurance, grievance rights and coverage of emergency services; and (3) eliminate certain requirements viewed by the states as impediments to the growth of managed care programs, such as the enrollment composition requirement, the right to disenroll without cause at any time, and the prohibition against enrollee cost-sharing. The rule also establishes strict requirements intended to ensure that state Medicaid managed care capitation rates are actuarially sound.

      According to HHS, this requirement eliminates the generally outdated regulatory ceiling on what states may pay managed care plans, a particularly important provision as more state Medicaid programs include people with chronic illnesses and disabilities in managed care.

      Although some of the states in which we operate have already implemented requirements similar to those provided for in the rule, the manner in which the rule is implemented in each of the states could increase our health care costs and administrative expenses, reduce our reimbursement rates, and otherwise adversely affect our business, results of operations, and financial condition.

          Medicaid Reform

      As part of the current Administration’s 2004 Budget submission to Congress in January 2003, HHS announced principles for Medicaid reform. HHS’s proposal would have established two capped allotments for the states combining both Medicaid and SCHIP funds, one for acute care and one for long-term care. Under this proposal, all mandatory populations and benefits would continue to be covered as required under current law. States, however, would be given flexibility for optional populations and benefits. The proposal would be revenue-neutral over a ten-year period, although states would receive an additional $13.0 billion over the first seven years, with corresponding funding reductions in years eight through ten.

      The proposal was meant to provide increased flexibility to the states in managing their Medicaid and SCHIP programs, in particular in the design of benefit packages for optional populations. Governors working in concert with HHS were unable to reach agreement on these principles and the proposal has been currently set aside. It is uncertain whether this proposal, or a variation thereof, will be enacted. Instead, Congress passed the Job and Growth Relief Reconciliation Act of 2003, which included a $20.0 billion fiscal relief program for the states, including $10.0 billion in FMAP increases, and began consideration of changes to the Medicare program. These changes may include a prescription drug benefit for Medicare beneficiaries, as well as changes to the reimbursement methodologies for patients eligible for both Medicaid and Medicare.

          Patients’ Rights Legislation

      The United States Congress has considered several versions of patients’ rights legislation in previous sessions. Though no bill has been introduced in the 108th Congress, it is likely to remain an issue. Legislation could expand our potential exposure to lawsuits and increase our regulatory compliance costs. Depending on the final form of any patients’ rights legislation, such legislation could, among other things, expose us to liability for economic and punitive damages for making determinations that deny benefits or delay beneficiaries’ receipt of benefits as a result of our medical necessity or other coverage determinations. There are significant differences between the Senate, House of Representatives and the current Administration’s positions, which could again delay any final bill. We cannot predict whether patients’ rights legislation will be enacted into law or, if enacted, what final form such legislation might take.

          Other Fraud and Abuse Laws

      Investigating and prosecuting health care fraud and abuse has become a top priority for law enforcement entities. The funding of such law enforcement efforts has increased in the past few years and these increases are expected to continue. The focus of these efforts has been directed at participants in public government health care programs such as Medicaid. These regulations and contractual requirements applicable to participants in these programs are complex and changing. We have re-emphasized our regulatory compliance efforts for these programs, but ongoing vigorous law enforcement and the highly technical regulatory scheme mean that compliance efforts in this area will continue to require substantial resources.

Customers

      As of June 30, 2003, we served members who received health care benefits through our 16 contracts with the regulatory entities in the jurisdictions in which we operate. Five of these contracts, which are with the states of Texas, Florida, Maryland and New Jersey, individually accounted for 10% or more of our revenues for the six months ended June 30, 2003, with the largest of these contracts representing approximately 21% of our revenues.

Employees

      As of June 30, 2003, we had approximately 2,300 employees. Our employees are not represented by a union. We believe our relationships with our employees are good.

Properties

      We do not own any real property. We lease office space in Virginia Beach, Virginia, where we have headquarters, call, claims and data centers. We also lease real property in each of the health plan locations. We are obligated by various insurance and Medicaid regulatory authorities to have offices in the service areas where we provide Medicaid benefits.

      The lease for our Virginia Beach call and data centers facility terminates in September 2004. We entered into a 15-year lease, dated as of September 15, 2003, for a new 106,000 square foot building in Virginia Beach, Virginia, construction for which is scheduled to be completed in September 2004. At this facility we will locate our Virginia Beach call center, our primary data center and other support functions.

Legal Proceedings

      On July 18, 2002, Texas Children’s Hospital, or TCH, in Houston filed suit in State District Court against AMERIGROUP Texas, Inc., our Texas subsidiary, seeking to be paid full-billed charges for all services rendered to our Texas subsidiary’s Medicaid members since October 1999. Our Texas subsidiary does not have a contract with TCH to provide services to its Medicaid members. When TCH provides services to our members, it does so as a non-network provider. On January 17, 2003, the physicians of Baylor College of Medicine, or Baylor, non-network providers who provide medical services at TCH, filed suit against our Texas subsidiary seeking full-billed charges for services provided since October 1999 to our Texas Medicaid members. On July 7, 2003, TCH and Baylor added AMERIGROUP as an additional defendant to the lawsuits, alleging that we are directly liable for the obligations of our Texas subsidiary.

      Our Texas subsidiary’s contracts with the State of Texas provide a methodology for compensating non-network providers for services provided to our Medicaid members and the State of Texas has approved our Texas subsidiary’s current non-network provider payment methodology. TCH and Baylor each assert that they are not a party to the contract our Texas subsidiary has with the State of Texas and, therefore, they are not obligated to accept the payments determined in accordance with our State contract. The State approved our subsidiary’s payment methodology for the period prior to January 1, 2003 and determined that it was appropriate with respect to compensating non-network providers other than TCH and Baylor. Therefore, we believe that our payment methodology approved by the State should be equally applicable to TCH and Baylor. We believe that our methodology for calculating payments to TCH and Baylor as non-network providers is appropriate and we will vigorously defend against the claims of TCH and Baylor. If we are required to pay full-billed charges to TCH and Baylor at the conclusion of litigation and all appeals, it could have a material adverse effect on us.

      In May 2002, Capital Health Systems, or Capital, in New Jersey filed an action against our New Jersey subsidiary, in the Superior Court of New Jersey, Mercer County Law Division, seeking to be paid full-billed charges for all services rendered to our New Jersey subsidiary’s Medicaid members since January 1, 2002. Our New Jersey subsidiary has not had a contract with Capital to provide services to its Medicaid members since December 31, 2001. As a result, services provided by Capital to our members since January 1, 2002 have been provided as a non-network provider. Capital asserts that our New Jersey subsidiary agreed to pay full-billed charges upon the expiration of our contract with them on December 31, 2001. The Court ruled in favor of Capital on August 8, 2003, and determined that our New Jersey subsidiary entered into a new contract with Capital as of December 31, 2001. Although no amount of damages has been determined thus far, Capital filed a notice of motion for summary judgment on damages on September 12, 2003, seeking approximately $8.5 million.

      We disagree with the Court’s ruling and believe that we have provided payment to Capital in an appropriate manner. Once a determination of damages is made, we intend to appeal the ruling. Our payments to Capital in their role as a non-network provider were based upon our understanding of the usual and customary reimbursement practices in New Jersey. Effective July 1, 2003, New Jersey mandated that payments to non-network facilities for emergency services be limited to the State’s Medicaid fee-for-service rates. If we are required to pay full-billed charges to Capital at the conclusion of all appeals, it could have a material adverse effect on us.

      We are from time-to-time the subject matter of, or involved in, other legal proceedings including claims for reimbursement by providers. We believe that any liability or loss resulting from such matters will not have a material adverse effect on our financial position or results of operations.

MANAGEMENT

      Our executive officers and directors, and their ages and positions as of October 8, 2003, are as follows:

Name	Age	Position

Jeffrey L. McWaters	47	Chief Executive Officer and Chairman of the Board of
		Directors
James G. Carlson	51	President and Chief Operating Officer
Lorenzo Childress, Jr., M.D.	57	Executive Vice President, Chief Medical Officer
Theodore M. Wille, Jr.	55	Executive Vice President, Operations
Stanley F. Baldwin	54	Executive Vice President, General Counsel and Secretary
James E. Hargroves	60	Executive Vice President, Corporate Development
Catherine S. Callahan	45	Executive Vice President, Associate Services
Nancy L. Grden	52	Executive Vice President, Planning and Development
Leon A. Root, Jr.	50	Senior Vice President, Chief Information Officer
John E. Littel	39	Senior Vice President, Government Relations
Sherri E. Lee	52	Senior Vice President, Treasurer
Kathleen K. Toth	42	Senior Vice President, Chief Accounting Officer
Richard C. Zoretic	45	Senior Vice President, Chief Marketing Officer
William J. McBride	58	Director
Carlos A. Ferrer	49	Director
Uwe E. Reinhardt, Ph.D.	66	Director
Richard D. Shirk	57	Director

      Jeffrey L. McWaters has been our Chairman of the Board of Directors and Chief Executive Officer since he founded our company in December 1994. From 1991 to 1994, Mr. McWaters served as President and Chief Executive Officer of Options Mental Health, a national managed behavioral health care company and prior to that, in various senior operating positions with EQUICOR-Equitable HCA Corporation and CIGNA HealthCare. Mr. McWaters is Vice Rector of the Board of Visitors of the College of William and Mary, a director of the American Association of Health Plans and a member of the New York Stock Exchange Listed Companies Advisory Board.

      James G. Carlson joined us as our President and Chief Operating Officer in April 2003. Prior to joining us, Mr. Carlson co-founded Workscape, Inc. in 1999, a privately held provider of benefits and workforce management solutions, for which he also served as Chief Executive Officer and a Director. From 1995 to 1998, Mr. Carlson served as Executive Vice President of UnitedHealth Group and President of the UnitedHealthcare business unit, which served more than 10 million members in HMO and PPO plans nationwide.

      Lorenzo Childress, Jr., M.D. has served as our Chief Medical Officer since 1995. From 1992 to 1995, Dr. Childress was the Chief Operating Officer and Medical Director of Metro Medical Group, an indirect wholly owned subsidiary of the Henry Ford Health System.

      Theodore M. Wille, Jr. is our Executive Vice President, Operations. From 1996 until May 2003, Mr. Willie served as our Chief Operating Officer. Mr. Wille served as Chief Operating Officer for the managed care division of Sentara Health System, a private health care system in Virginia, from 1991 until 1994 and President of Optima Health Plan from 1988 to 1996. Effective December 31, 2003, Mr. Wille will retire.

      Stanley F. Baldwin has served as our General Counsel and Secretary since 1997. Prior to that, Mr. Baldwin held senior officer and General Counsel positions with EPIC Healthcare Group, Inc., EQUICOR-Equitable HCA Corporation and CIGNA Healthplans, Inc. Mr. Baldwin is a member of the Bar of Tennessee and the Bar of Texas.

      James E. Hargroves has served as our head of Corporate Development since joining us in 1996. From 1994 to 1996, Mr. Hargroves was the President, founder and principal of Waterline Advisory Group, Inc., a corporate intermediary firm that provided merger and acquisition advisory services to health-related businesses, insurers, physicians and others.

      Catherine S. Callahan joined us in 1999 and serves as our head of Associate Services. From 1991 to 1999, Ms. Callahan was Chief Administrative Officer of FHC Health System.

      Nancy L. Grden joined us as our head of Planning and Development in 2001. Prior to joining us, Ms. Grden served as President and Founder of Avenir, LLC, a consulting firm specializing in new ventures, and as Chief Executive Officer for Lifescape, LLC, a web-based workplace services company, from 1998 to 2000. She previously served as Executive Vice President and Chief Marketing Officer for ValueOptions, a national managed behavioral health care company, from 1992 to 1998.

      Leon A. Root, Jr. joined us in May 2002 as a Senior Vice President and has served as our Chief Information Officer since June 2003. From 2001 to 2002, Mr. Root served as Senior Vice President and Chief Information Officer at Medunite, Inc., a private e-commerce company. From 1998 to 2001, Mr. Root served as Senior Vice President of McKessonHBOC Business System Division.

      John E. Littel joined us in 2001 as head of Government Relations. Mr. Littel has served in a variety of positions in federal and state governments, including as Deputy Secretary of Health and Human Resources for the Commonwealth of Virginia, where he was responsible for the state’s welfare reform and health care initiatives. Mr. Littel is a member of the Bar of Pennsylvania.

      Sherri E. Lee joined us in 1998 as our Chief Financial Officer and Treasurer. In 2001, Ms. Lee resigned her position as Chief Financial Officer, but continues to serve as Treasurer. Prior to joining us, Ms. Lee was an adjunct instructor with Front Range Community College in Colorado from 1995 to 1998. Ms. Lee served as Executive Vice President — Finance of Pharmacy Corporation of America from 1991 to 1995. Prior to that, Ms. Lee was Senior Vice President and Controller for Beverly Enterprises, Inc. Ms. Lee is a certified public accountant.

      Kathleen K. Toth joined us in 1995 and serves as our Chief Accounting Officer. Prior to joining us, Ms. Toth was the Vice President of Service Operations at Options Mental Health from 1992 to 1995. Ms. Toth also worked for CIGNA Healthplan of Texas, Inc. as Director of Financial Services and for EQUICOR Health Plan of Florida as Controller from 1987 to 1992. Ms. Toth is a certified public accountant.

      Richard C. Zoretic was named as our Chief Marketing Officer on September 23, 2003. Before joining us, Mr. Zoretic served as Senior Vice President of network operations and distribution at CIGNA Dental Health since February 2003. From November 2001 to February 2003, Mr. Zoretic worked as a senior manager for Deloitte Consulting’s global management consulting practice, specializing in the health plan segment. From March 2000 to October 2001, Mr. Zoretic was an Executive Vice President and General Manager of Workscape, Inc., a privately held provider of benefits and workforce management solutions. From October 1995 to March 2000, Mr. Zoretic served in a variety of leadership positions at United Healthcare Group, including President of United Healthcare’s Middle Market Business segment and Regional Operating President of United Healthcare’s Mid-Atlantic operations, including its Maryland plan, for which he also served as Chief Executive Officer.

      William J. McBride has been one of our Directors since 1995. Mr. McBride has been retired since 1995. Prior to that, Mr. McBride was President, Chief Operating Officer and a director of Value Health, Inc. and President and Chief Executive Officer of CIGNA Healthplans, Inc. Mr. McBride also serves on the boards of directors of VistaCare, Inc. and a number of privately held companies.

      Carlos A. Ferrer has been one of our Directors since 1996. Mr. Ferrer is a General Partner of Ferrer Freeman & Company, LLC, a private equity firm founded in 1995 that manages funds dedicated to investing in the health care industry.

      Uwe E. Reinhardt, Ph.D. joined the Board of Directors in 2002. He is the James Madison Professor of Political Economy and Professor of Economics and Public Affairs of Princeton University, a Trustee of Duke University and of its Duke University Health System, a Trustee of the H&Q Healthcare Investors and H&Q Life Sciences Investors, and a member of the Editorial Board of the Journal of the American Medical Association, Health Affairs and several other journals. Dr. Reinhardt serves on the Board of Boston Scientific Corporation and Triad Hospitals, Inc. He is a Commissioner on the Henry J. Kaiser Family Foundation’s

Commission on Medicaid and the Uninsured. Until 2002, he had served for five years on the Center for Health Care Strategies, a non-profit think tank focused on improving managed-care techniques for the Medicaid and SCHIP populations.

      Richard D. Shirk joined the Board of Directors in 2002. Mr. Shirk has been retired since April 2002. Prior to that, Mr. Shirk served as Chairman, Chief Executive Officer and President of the holding company, Cerulean Companies, and was president and chief executive officer of Blue Cross Blue Shield of Georgia. He has also held senior executive positions with Cigna Healthcare, Equicor and The Equitable. In addition, Mr. Shirk serves on the Boards of Directors of the SSgA funds, the Healthcare Georgia Foundation and privately held companies. His term as Director expires in 2005.

Arrangement with our Chief Financial Officer

      Mr. Scott M. Tabakin resigned as our Chief Financial Officer, effective October 1, 2003. His resignation is due to personal and family business reasons. In connection with his resignation, Mr. Tabakin will receive a severance payment of $200,000.

Classified Board of Directors

      Our amended and restated certificate of incorporation provides for a board of directors divided into three classes, as nearly equal in number as the then total number of directors constituting the entire board permits, with the term of office of one class expiring each year at the annual meeting. Each class of directors is elected for a term of three years, except in the case of elections to fill vacancies or newly appointed directorships. The classification of our board of directors, when taken in conjunction with other provisions of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

RELATED PARTY TRANSACTIONS

Indemnification Agreements

      We have entered into an indemnification agreement with each of our officers and directors. The indemnification agreement provides that the officer or director will be indemnified to the fullest extent permitted by law for claims arising in such person’s capacity as an officer or a director. The agreement further provides that in the event of a change of control, we would seek legal advice from an approved special independent counsel selected by the officer or director, who has not performed services for either party for 5 years, to determine the extent to which the officer or director would be entitled to an indemnity under applicable law. Also, in the event of a change of control or a potential change of control, we would, at the officer’s or director’s request, establish a trust in an amount equal to all reasonable expenses anticipated in connection with investigating, preparing for and defending any claim. We believe that these agreements are necessary to attract and retain skilled management with experience relevant to our industry.

Investor Rights Agreement

      Pursuant to the Second Restated Investor Rights Agreement, dated July 28, 1998, Mr. Jeffrey L. McWaters has piggy-back registration rights to include his shares in any registration statement we file on our own behalf (other than for employee benefit plans and business acquisitions or corporate restructurings) or on behalf of other stockholders. We have obtained a waiver from Mr. McWaters waiving his piggy-back registration rights in connection with this offering.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of August 31, 2003 by:

•	each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our named executive officers in 2002; and

•	all our executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (SEC). These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of vested stock options or warrants that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

      Percentage ownership calculations are based on 21,152,846 shares outstanding as of August 31, 2003. The following table does not reflect the exercise of the over-allotment option.

		Percentage	Percentage
	Number of Shares	Owned Before	Owned After
Name	Beneficially Owned	Offering	Offering

Jeffrey L. McWaters(1)(2)	550,278	2.5	2.3
William J. McBride(1)(3)	49,750	*	*
Carlos A. Ferrer(4)	107,844	*	*
Uwe E. Reinhardt, Ph.D.(5)	40,000	*	*
Richard D. Shirk(1)(6)	42,000	*	*
Wasatch Advisors, Inc.(7)	2,883,113	13.6	12.3
Wellington Management Company, LLP(8)	1,704,450	8.1	7.3
RS Investments Entities(9)	1,411,000	6.7	6.0
Credit Suisse Asset Management, LLC(10)	1,224,546	5.8	5.2
Theodore M. Wille, Jr.(1)(11)	66,806	*	*
Lorenzo Childress, Jr., M.D.(1)(12)	100,004	*	*
Scott M. Tabakin(1)(13)(14)	11,925	*	*
Scott S. Pickens(1)(15)	14,241	*	*
All executive officers and directors as a group (19 persons)	1,175,865	5.3	4.8

*	Represents beneficial ownership of less than one percent.

(1)	The address for this person is c/o AMERIGROUP Corporation, 4425 Corporation Lane, Suite 300, Virginia Beach, VA 23462.

(2)	Includes options to purchase 462,458 shares of common stock.

(3)	Includes options only.

(4)	Mr. Ferrer’s address is c/o Ferrer Freeman & Company, LLC, 10 Glenville Street, Greenwich, CT 06831.

(5)	Includes options only. Dr. Reinhardt’s address is 351 Wallace Hall, Princeton University, Princeton, NJ 08544.

(6)	Includes options to purchase 40,000 shares of common stock.

(7)	Represents shares of common stock owned by Wasatch Advisors, Inc. (“Wasatch”) as of December 31, 2002, as derived solely from information reported in a Schedule 13G/A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed with the SEC, on February 13, 2003. The principal business address for Wasatch is 150 Social Hall Avenue, Salt Lake City, UT 84111.

(8)	Represents shares of common stock with shared dispositive power owned by Wellington Management Company, LLP (“WMC”), as of December 31, 2003, as derived solely from information reported in a Schedule 13G under the Exchange Act, filed with the SEC on February 12, 2003. We were subsequently informed by WMC that it currently owns less than 5% of AMERIGROUP’s common stock. The principal business address for WMC is 75 State Street, Boston, MA 02109.

(9)	Represents shares of common stock with shared voting power and shared dispositive power that are owned by RS Investment Management Co. LLC (“RS LLC”) and G. Randall Hecht, of which 1,379,250 shares of common stock with shared voting power and shared dispositive power are also owned by RS Investment Management, L.P. (“RS LP”), as of December 31, 2002, as derived solely from information reported in a Schedule 13G under the Exchange Act, filed with the SEC on February 14, 2003. RS LP is a registered investment advisor. RS LLC is the General Partner of RS LP. G. Randall Hecht is a control person of RS LLC and RS LP. We were subsequently informed by RS LLC that the RS Investment entities currently own less than 5% of AMERIGROUP’s common stock. The principal business address for the RS Investment entities is 388 Market Street, San Francisco, CA 94111.

(10)	Represents shares of common stock owned by Credit Suisse Asset Management, LLC (“CSAM”) as of June 30, 2003, as derived solely from information that CSAM has reported in a Form 13F, filed with the SEC on August 15, 2003. We were subsequently informed by CSAM that it currently owns less than 5% of AMERIGROUP’s common stock. The principal business address for CSAM is 466 Lexington Avenue, New York, NY 10017.

(11)	Includes options to purchase 24,000 shares of common stock.

(12)	Includes options to purchase 100,004 shares of common stock.

(13)	Includes options to purchase 4,875 shares of common stock.

(14)	Mr. Tabakin resigned effective October 1, 2003.

(15)	Mr. Pickens resigned effective June 9, 2003.

UNDERWRITING

      We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Credit Suisse First Boston LLC are acting as joint book-running managers of the offering and, together with CIBC World Markets Corp. and Stephens Inc., are acting as representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Banc of America Securities LLC
Credit Suisse First Boston LLC
CIBC World Markets Corp.
Stephens Inc.

Total	2,300,000

      The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some dealers a concession of not more than $          per share. The underwriters also may allow, and any dealers may re-allow, a concession of not more than $          per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the right to reject orders in whole or in part.

      The underwriters have an option to buy up to 345,000 additional shares of common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table above at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each be obligated, subject to certain conditions, to purchase additional shares approximately in proportion to the amounts specified in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is currently expected to be approximately $5.4 million. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by AMERIGROUP

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $682,000.

      We and our directors and executive officers, have entered into lock-up agreements prior to the commencement of this offering with the underwriters pursuant to which we and such holders of stock and options have agreed not to sell, directly or indirectly, any shares of common stock without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our stock plans without such consent. There are no agreements between the representatives and any of our directors and executive officers, or their affiliates, releasing them from these lock-up agreements prior to the expiration of the 90 day period.

      Our common stock is listed on the New York Stock Exchange under the symbol “AGP.”

      We will indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

      In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

      These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

      As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at anytime. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

      Bank of America, N.A. acts as the administrative agent on behalf of the other lenders and Banc of America Securities LLC acted as our sole book manager and joint lead arranger in connection with our existing credit facility. We have received the commitment for Bank of America, N.A. to act as the administrative agent and Banc of America Securities LLC to act as our sole book manager and joint lead arranger in connection with a new revolving credit facility and to form a syndicate of financial institutions and institutional lenders for the new revolving credit facility. CIBC World Markets Corp. acts as a co- syndication agent on behalf of the other lenders in connection with our existing credit facility. We have received the commitment for CIBC World Markets Corp. to act as a documentation agent in connection with a new revolving credit facility. In addition, we have received the commitment for Credit Suisse First Boston LLC to act as a syndication agent in connection with a new revolving credit facility.

      Because affiliates of Banc of America Securities LLC and CIBC World Markets Corp. may receive in excess of 10% of the proceeds in the offering in connection with our payment of all amounts outstanding under our existing credit facility, the offering is being conducted in accordance with Rule 2710(c)(8) and 2720 of the NASD Conduct Rules.

LEGAL MATTERS

      The validity of our common stock offered in this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

      The consolidated financial statements and schedule of AMERIGROUP Corporation as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of PHP Holdings, Inc. and subsidiary as of and for the year ended December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act with respect to the common stock offered in this prospectus. This prospectus does not contain all the information that is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information on file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

      We are subject to the information requirements of the Securities Exchange Act. We file reports, proxy statements and other information under the Securities Exchange Act with the SEC. You can inspect and copy these reports and other information about our company at the locations set forth above or download these reports from the SEC’s website.

      The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, prior to the termination of the offering made under this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

•	our Current Reports on Form 8-K filed January 9, 2003, March 17, 2003, April 1, 2003, April 22, 2003 and June 4, 2003; and

•	the description of our common stock contained in our registration statement on Form 8-A dated December 20, 2002.

      Current Reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Item 9 or 12 of Form 8-K are not incorporated herein by reference.

      You may request copies of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, Virginia 23462
Attention: Investor Relations
Telephone: (757) 490-6900

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	June 30,	December 31,
	2003	2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$232,355	$207,996
Short-term investments	8,500	27,581
Premium receivables	33,923	35,585
Deferred income taxes	6,455	5,627
Prepaid expenses and other current assets	8,400	7,646

Total current assets	289,633	284,435
Property and equipment, net of accumulated depreciation of $22,186 and $16,927 at June 30, 2003 and December 31, 2002, respectively	28,012	28,277
Software, net of accumulated amortization of $13,350 and $10,253 at June 30, 2003 and December 31, 2002, respectively	11,876	11,966
Goodwill and other intangible assets, net of accumulated amortization of $8,795 and $5,873 at June 30, 2003 and December 31, 2002, respectively	138,936	26,040
Long-term investments	81,363	71,358
Investments on deposit for licensure	33,813	29,559
Other long-term assets	3,573	2,716
Escrow deposit for pending acquisitions and related costs	9,172	124,133

	$596,378	$578,484

Liabilities and Stockholders’ Equity
Current liabilities:
Claims payable	$226,558	$202,430
Unearned revenue	2,069	25,518
Accounts payable	3,711	9,405
Accrued expenses, capital leases and other current liabilities	39,452	42,905

Total current liabilities	271,790	280,258
Long-term debt	39,000	50,000
Deferred income taxes, capital leases and other long-term liabilities	10,173	8,845

Total liabilities	320,963	339,103
Stockholders’ equity:
Common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 20,866,150 and 20,551,944 at June 30, 2003 and December 31, 2002, respectively	208	205
Additional paid-in capital	181,321	177,141
Retained earnings	94,123	62,452
Deferred compensation	(237)	(417)

Total stockholders’ equity	275,415	239,381

	$596,378	$578,484

See accompanying notes to condensed consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENTS

(Unaudited, dollars in thousands, except for per share data)

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Revenues:
Premium	$392,331	$276,821	$781,893	$547,663
Investment income	1,693	2,054	3,381	4,060

Total revenues	394,024	278,875	785,274	551,723

Expenses:
Health benefits	310,449	221,481	627,356	444,482
Selling, general and administrative	47,032	32,318	91,493	62,239
Depreciation and amortization	5,732	3,231	11,494	5,985
Interest	546	183	1,096	369

Total expenses	363,759	257,213	731,439	513,075

Income before income taxes	30,265	21,662	53,835	38,648
Income tax expense	12,288	8,746	22,164	15,846

Net income	$17,977	$12,916	$31,671	$22,802

Net income per share:
Basic net income per share	$0.87	$0.64	$1.53	$1.14

Weighted average number of common shares outstanding	20,764,458	20,083,779	20,689,531	19,984,370

Diluted net income per share	$0.82	$0.60	$1.45	$1.07

Weighted average number of common shares and dilutive potential common shares outstanding	21,909,649	21,493,134	21,770,714	21,368,836

See accompanying notes to condensed consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, dollars in thousands)

	Six months ended June 30,

	2003	2002

Cash flows from operating activities:
Net income	$31,671	$22,802
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,494	5,985
Deferred tax expense	1,231	858
Amortization of deferred compensation	180	180
Tax benefit related to exercise of stock options	925	1,823
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Premium receivables	1,662	(8,369)
Prepaid expenses and other current assets	(712)	719
Other assets	(918)	(930)
Accounts payable, accrued expenses and other, net	(11,769)	154
Unearned revenue	(23,449)	120
Claims payable	3,707	7,415
Other long-term liabilities	1,130	618

Net cash provided by operating activities	15,152	31,375
Cash flows from investing activities:
Proceeds from redemption of held-to-maturity securities	131,167	105,054
Purchase of held-to-maturity securities	(122,091)	(144,135)
Purchase of property, equipment and software	(6,406)	(6,255)
Proceeds from sale of investments on deposit for licensure	6,670	6,736
Purchase of investments on deposit for licensure	(10,624)	(7,294)
Purchase of contract rights and related assets	(8,209)	(6,523)
Cash acquired through stock acquisition	27,483	—

Net cash provided by (used in) investing activities	17,990	(52,417)

Cash flows from financing activities:
Payment of capital lease obligations	(1,942)	(1,183)
Payment under revolving credit facility	(11,000)	—
Change in bank overdrafts	1,383	(2,450)
Proceeds from exercise of common stock options	2,776	1,124

Net cash used in financing activities	(8,783)	(2,509)

Net increase (decrease) in cash and cash equivalents	24,359	(23,551)
Cash and cash equivalents at beginning of period	207,996	183,900

Cash and cash equivalents at end of period	$232,355	$160,349

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,103	$293

Cash paid for income taxes	$22,557	$8,775

Supplemental disclosures of non-cash investing and financing activities:
Property and equipment acquired under capital lease	$1,527	$3,135

      On January 1, 2003, we completed our acquisition of PHP Holdings, Inc. (Note 5). The purchase price was deposited in a restricted escrow account on December 31, 2002. The following summarizes the cash paid for this acquisition:

Assets acquired, including cash of $27,483	$150,930
Liabilities assumed	26,670

Purchase price paid in cash	$124,260

See accompanying notes to condensed consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, dollars in thousands, except per share data)

      1.     The accompanying condensed consolidated financial statements as of June 30, 2003, and for the three and six month periods ended June 30, 2003 and 2002 are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position at June 30, 2003 and operating results for the interim periods. The December 31, 2002 balance sheet information was derived from the audited consolidated financial statements as of that date.

      The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2002 contained in the Company’s Annual Report on Form 10-K filed March 14, 2003. The results of operations for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2003.

      Certain 2002 amounts have been reclassified to conform with the current period financial statement presentation.

      2.     Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding plus other dilutive potential securities. The following table sets forth the calculation of basic and diluted net income per share (dollars in thousands, except per share data):

	For the three months		For the six months
	ended June 30,		ended June 30,

	2003	2002	2003	2002

Basic net income per share:
Net income	$17,977	$12,916	$31,671	$22,802

Weighted average number of common shares outstanding	20,764,458	20,083,779	20,689,531	19,984,370

Basic net income per share	$0.87	$0.64	$1.53	$1.14

Diluted net income per share:
Net income	$17,977	$12,916	$31,671	$22,802

Weighted average number of common shares outstanding	20,764,458	20,083,779	20,689,531	19,984,370
Dilutive effect of stock options (as determined by applying the treasury stock method)	1,145,191	1,409,355	1,081,183	1,384,466

Weighted average number of common shares and dilutive potential common shares outstanding	21,909,649	21,493,134	21,770,714	21,368,836

Diluted net income per share	$0.82	$0.60	$1.45	$1.07

      As of June 30, 2003, we had 2,942,906 options outstanding with a weighted average exercise price of $19.12.

      3.     As permitted under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended (SFAS No. 123), we have chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Issued to Employees (APB Opinion No. 25), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair value of our stock at the date of grant over the amount an employee must pay to acquire the stock. In December 2002, Statement of Financial Accounting Standards No. 148, Stock-Based Compensation (SFAS No. 148), was issued which requires that we illustrate the effect on net income and net income per share if we had applied the fair value principles included in SFAS No. 123 for both annual and interim financial statements.

	For the three months		For the six months
	ended June 30,		ended June 30,

	2003	2002	2003	2002

Net income:
Reported net income	$17,977	$12,916	$31,671	$22,802
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	2,455	1,331	4,484	2,620

Pro forma net income	$15,522	$11,585	$27,187	$20,182

Basic net income per share:
Reported basic net income per share	$0.87	$0.64	$1.53	$1.14

Pro forma basic net income per share	$0.75	$0.58	$1.31	$1.01

Diluted net income per share:
Reported diluted net income per share	$0.82	$0.60	$1.45	$1.07

Pro forma diluted net income per share	$0.72	$0.54	$1.26	$0.94

      4.     Effective January 1, 2003, we completed our stock acquisition of PHP Holdings, Inc. and its subsidiary, Physicians Healthcare Plans, Inc. (together, PHP) pursuant to the terms of a merger agreement entered into on August 22, 2002 for $124,260, including acquisition costs.

      Established in 1992, PHP served 193,000 Medicaid and SCHIP members at December 31, 2002 in twelve counties including the metropolitan areas of Orlando, Tampa and Ft. Lauderdale/ Miami. PHP also served Medicare and commercial members which were spun off from PHP prior to December 31, 2002 and not acquired by us.

      This acquisition was accounted for under the purchase method of accounting. Of the $124,260 acquisition cost, approximately $50,000 was financed through our existing credit facility with the balance funded through unrestricted cash. Goodwill and other intangibles totaling $116,780 includes $8,990 of identifiable intangibles allocated to the membership purchased and a non-compete agreement. Intangible assets related to the membership lists are being amortized based on the timing of related cash flows with an expected amortization of 5 to 11 years.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. We have not yet finalized our fair value analysis, therefore, the allocation of the assets and liabilities is subject to refinement.

Current assets including cash and cash equivalents	$31,668
Intangible assets	8,990
Goodwill	107,790
Other assets	2,482

Total assets acquired	150,930
Claims payable	20,421
Other liabilities	6,249

Total liabilities assumed	26,670

Net assets acquired	$124,260

      The following unaudited pro forma summary information presents the consolidated income statement information for the twelve month period ended December 31, 2002 as if the PHP transaction had been consummated on January 1, 2002, and does not purport to be indicative of what would have occurred had the acquisition been made at that date or of the results which may occur in the future.

Premium revenue	$1,412,916

Net income	$55,035

Diluted net income per share	$2.56

      5.     Effective July 1, 2003, we acquired the Medicaid line of business known as St. Augustine Medicaid (“St. Augustine”), a division of AvMed for approximately $9,200. The assets acquired consist primarily of St. Augustine’s rights to provide managed care services to its Medicaid members and certain rights under assigned provider contracts. At June 30, 2003, St. Augustine served approximately 28,000 individuals receiving health care benefits under Florida’s Medicaid program in nine counties in the Miami/ Fort Lauderdale, Orlando and Tampa markets.

      6.     In November 2002, Financial Accounting Standards Board Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of SFAS Nos. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 (FIN No. 45), was issued. We have adopted the disclosure requirements of FIN No. 45 as required for fiscal years ending after December 15, 2002 and the provisions for initial recognition and measurement for all guarantees issued or modified after December 31, 2002. In connection with our acquisition of PHP on January 1, 2003, AMERIGROUP Corporation agreed to guarantee a certain lease for office space occupied by a business operated by former management of PHP with minimum lease payments of approximately $1,500. The fair value of the stand ready obligation under the guarantee is $54 and has been reflected in the June 30, 2003 consolidated balance sheet. If the lessee defaults due to non-payment, all future rental payments are accelerated subject to our right to cure by bringing the payments up to date. The lease term ends in March 2005.

      In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, Derivative Instruments and Hedging Activities (SFAS No. 149), which amends SFAS No. 133 and clarifies financial accounting and reporting for derivative instruments. SFAS No. 149 is effective prospectively after June 30, 2003. We do not believe the implementation of this standard will have a material effect on our financial condition or results of operations.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150), which establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective prospectively after May 31, 2003. We do not believe the implementation of this standard will have a material effect on our financial condition or results of operations.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

AMERIGROUP Corporation and Subsidiaries:

      We have audited the accompanying consolidated balance sheets of AMERIGROUP Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements and statements of stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMERIGROUP Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in note 1 to the consolidated financial statements, effective July 1, 2001, AMERIGROUP Corporation adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations, and certain provisions of Statement of Financial Accounting Standards No. 142 (SFAS No. 142), Goodwill and Other Intangible Assets, as required for goodwill and intangible assets arising from business combinations consummated after June 30, 2001. As further discussed in Note 1 to the consolidated financial statements, in 2002, AMERIGROUP Corporation adopted the provisions of SFAS No. 142 as required for goodwill and intangible assets resulting from business combinations consummated prior to June 30, 2001.

/s/ KPMG LLP

February 10, 2003

Norfolk, Virginia

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 and 2001
(Dollars in thousands)

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$207,996	$183,900
Short-term investments	27,581	55,230
Premium receivables	35,585	29,301
Deferred income taxes	5,627	4,518
Prepaid expenses and other current assets	7,646	7,416

Total current assets	284,435	280,365
Property and equipment, net	28,277	15,014
Software, net of accumulated amortization of $10,253 and $4,738 at December 31, 2002 and 2001, respectively	11,966	9,581
Goodwill and other intangible assets, net of accumulated amortization of $5,873 at December 31, 2002 and 2001	26,040	19,407
Long-term investments	71,358	62,707
Investments on deposit for licensure	29,559	18,501
Other long-term assets	2,716	1,367
Escrow deposit for pending acquisitions and related costs	124,133	—

	$578,484	$406,942

Liabilities and Stockholders’ Equity
Current liabilities:
Claims payable	$202,430	$180,346
Unearned revenue	25,518	240
Accounts payable	9,405	6,295
Accrued expenses, capital leases and other current liabilities	42,905	33,678

Total current liabilities	280,258	220,559
Long-term debt	50,000	—
Deferred income taxes, capital leases and other long-term liabilities	8,845	2,867

Total liabilities	339,103	223,426

Commitments and contingencies (note 12)
Stockholders’ equity:
Common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 20,551,944 and 19,851,690 at December 31, 2002 and 2001, respectively	205	199
Additional paid-in capital	177,141	168,676
Retained earnings	62,452	15,416
Deferred compensation	(417)	(775)

Total stockholders’ equity	239,381	183,516

	$578,484	$406,942

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(Dollars in thousands, except for per share data)

	Year ended December 31,

	2002	2001	2000

Revenues:
Premium	$1,152,636	$880,510	$646,408
Investment income	8,026	10,664	13,107

Total revenues	1,160,662	891,174	659,515
Expenses:
Health benefits	933,591	709,034	523,566
Selling, general and administrative	133,409	109,822	85,114
Depreciation and amortization	13,149	9,348	6,275
Interest	791	763	781

Total expenses	1,080,940	828,967	615,736

Income before income taxes	79,722	62,207	43,779
Income tax expense	32,686	26,127	17,687

Net income	47,036	36,080	26,092
Accretion of redeemable preferred stock dividends	—	(6,228)	(7,284)

Net income attributable to common stockholders	$47,036	$29,852	$18,808

Net income per share:
Basic net income per share	$2.33	$8.08	$23.62

Weighted average number of common shares outstanding	20,177,728	3,694,844	796,409

Diluted net income per share	$2.19	$2.08	$1.55

Weighted average number of common shares and dilutive potential common shares outstanding	21,469,422	16,649,721	15,818,175

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in thousands)

			Series D convertible					Total
	Common stock		preferred stock		Additional	Retained		stockholders’
					paid-in	earnings	Deferred	equity
	Shares	Amount	Shares	Amount	capital	(deficit)	compensation	(deficit)

Balances at December 31, 1999	640,632	$6	3,710,775	$37	$18,190	$(33,244)	$—	$(15,011)
Common stock issued upon exercise of stock options	267,150	3	—	—	247	—	—	250
Accreted dividends on redeemable preferred stock	—	—	—	—	—	(7,284)	—	(7,284)
Issuance of common stock options at below market value	—	—	—	—	1,833	—	(1,833)	—
Amortization of deferred compensation	—	—	—	—	—	—	698	698
Net income	—	—	—	—	—	26,092	—	26,092

Balances at December 31, 2000	907,782	9	3,710,775	37	20,270	(14,436)	(1,135)	4,745
Common stock issued upon exercise of stock options and warrants	227,205	3	—	—	237	—	—	240
Common stock issued upon initial public offering	4,985,000	50	—	—	77,168	—	—	77,218
Conversion of convertible preferred stock	12,607,880	126	(3,710,775)	(37)	71,009	—	—	71,098
Common stock issued upon exercise of Series E mandatorily redeemable preferred stock warrants	1,123,823	11	—	—	(8)	—	—	3
Accreted dividends on redeemable preferred stock	—	—	—	—	—	(6,228)	—	(6,228)
Amortization of deferred compensation	—	—	—	—	—	—	360	360
Net income	—	—	—	—	—	36,080	—	36,080

Balances at December 31, 2001	19,851,690	199	—	—	168,676	15,416	(775)	183,516
Common stock issued upon exercise of stock options	700,254	6	—	—	4,690	—	—	4,696
Tax benefit from exercise of options	—	—	—	—	3,775	—	—	3,775
Amortization of deferred compensation	—	—	—	—	—	—	358	358
Net income	—	—	—	—	—	47,036	—	47,036

Balances at December 31, 2002	20,551,944	$205	—	$—	$177,141	$62,452	$(417)	$239,381

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Net income	$47,036	$36,080	$26,092
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,149	9,348	6,275
Deferred tax (benefit) expense	993	(124)	1,204
Amortization of deferred compensation	358	360	698
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Premium receivables	(6,284)	(13,579)	(8,476)
Prepaid expenses and other current assets	(230)	(254)	(3,659)
Deferred income taxes and other assets	(1,665)	72	415
Claims payable	22,084	29,884	36,090
Accounts payable, accrued expenses and other current liabilities	15,994	9,934	12,831
Unearned revenue	25,278	240	(27,960)
Other long-term liabilities	704	(150)	(1,390)

Net cash provided by operating activities	117,417	71,811	42,120

Cash flows from investing activities:
Proceeds from redemption of held-to-maturity securities	219,656	196,267	226,555
Purchase of held-to-maturity investments	(211,158)	(257,541)	(217,379)
Purchase of property and equipment and software	(20,707)	(8,608)	(13,668)
Proceeds from sale of investments on deposit for licensure	30,340	29,318	8,502
Purchase of investments on deposit for licensure	(30,898)	(34,955)	(12,374)
Purchase of contract rights and related assets	(6,633)	(2,617)	—
Escrow deposit for pending acquisition and related costs	(124,133)	—	—

Net cash used in investing activities	(143,533)	(78,136)	(8,364)

Cash flows from financing activities:
Proceeds from issuance of debt	50,000	—	—
Net increase (decrease) in bank overdrafts	(1,963)	913	124
Payment of debt	—	(6,177)	(1,833)
Payment of capital lease obligations	(2,521)	(1,314)	(14)
Proceeds from exercise of common stock options and warrants	4,696	243	250
Proceeds from issuance of common stock upon the initial public offering, net of issuance costs	—	77,218	—
Redemption of Series E mandatorily redeemable preferred stock	—	(13,320)	—

Net cash provided by (used in) financing activities	50,212	57,563	(1,473)

Net increase in cash and cash equivalents	24,096	51,238	32,283
Cash and cash equivalents at beginning of year	183,900	132,662	100,379

Cash and cash equivalents at end of year	$207,996	$183,900	$132,662

Supplemental disclosures of non-cash activities:
Property and equipment acquired under capital lease	$7,775	$5,086	$434

See accompanying notes to consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000
(Dollars in thousands, except for per share data)

(1) Corporate Organization and Principles of Consolidation

(a) Corporate Organization

      AMERIGROUP Corporation, a Delaware corporation (the “Company”), is a multi-state managed health care company focused on serving people who receive health care benefits through public-sponsored programs, including Medicaid, State Children’s Health Insurance Program, or SCHIP, and FamilyCare.

      During 1995, we incorporated wholly owned subsidiaries in New Jersey, Illinois and Texas to develop, own and operate health maintenance organizations (HMOs) in those states. During 1996, we began enrolling Medicaid members in HMOs: AMERIGROUP New Jersey, Inc., AMERIGROUP Illinois, Inc. and AMERIGROUP Texas, Inc. During 1999, we incorporated a wholly owned subsidiary in Delaware, AMERIGROUP Maryland, Inc., a Managed Care Organization, to develop, own and operate a managed care organization (MCO) in Maryland and an HMO in the District of Columbia. This subsidiary purchased certain contracts and related assets from The Prudential Insurance Company of America and the Prudential Health Care Plan, Inc. (Prudential) relating to its Medicaid lines of business in the State of Maryland and the District of Columbia during 1999. During 2001, we incorporated a wholly owned subsidiary in Florida, AMERIGROUP Florida, Inc., an HMO, to develop, own and operate an HMO in Florida. Effective January 1, 2003, AMERIGROUP Corporation acquired PHP Holdings, Inc. and its subsidiary, Physicians Health Plans, Inc. (together, PHP) and merged it with AMERIGROUP Florida, Inc. (Note 15).

      We have evaluated the requirements of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, and have determined that we have one line of business, operating in one business segment.

      On November 9, 2001, we completed our initial public offering of 4,985,000 shares of common stock including an over-allotment issuance of 585,000 shares at a price per share of $17.00. We received net proceeds from the offering of $77,218. In conjunction with the offering, all Series A, B, C and D preferred stock in the aggregate was converted into 12,607,880 shares of common stock. The proceeds from the offering were used to repay the balance of our long-term debt facility of $4,352 and to redeem the Series E mandatorily redeemable preferred stock for $13,320. In addition, 1,123,823 shares of common stock were issued upon the exercise of all outstanding Series E warrants.

(b) Principles of Consolidation

      The consolidated financial statements include the financial statements of AMERIGROUP Corporation and our five wholly owned subsidiaries: AMERIGROUP New Jersey, Inc., AMERIGROUP Illinois, Inc., AMERIGROUP Texas, Inc. and AMERIGROUP Florida, Inc., each a Health Maintenance Organization, and AMERIGROUP Maryland, Inc., a Managed Care Organization. All significant intercompany balances and transactions have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies and Practices

(a) Cash Equivalents

      We consider all highly liquid temporary investments with original maturities of three months or less to be cash equivalents. We had cash equivalents of $95,945 and $121,941 at December 31, 2002 and 2001, respectively, which consist of money market funds, U.S. Treasury securities, certificates of deposit, asset-backed securities and debt securities of government sponsored entities.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Short- and Long-Term Investments and Investments on Deposit for Licensure

      Short- and long-term investments and investments on deposit for licensure at December 31, 2002 and 2001 consist of money market funds, U.S. Treasury securities, cash escrow accounts, asset-backed securities, debt securities of government sponsored entities, municipal bonds and auction rate securities. We consider all investments with original maturities greater than three months but less than twelve months to be short-term investments. We classify our debt and equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which we have the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. At December 31, 2002 and 2001, all of our securities are classified as held-to-maturity.

      Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Dividend and interest income is recognized when earned.

(c) Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Property and equipment held under leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives are as follows:

Leasehold improvements	Length of lease
Furniture and fixtures	5-7 years
Equipment	3-5 years

(d) Software

      Software is stated at cost less accumulated amortization, and in accordance with Statement of Position 98-1, Accounting for the Costs of Software Developed or Obtained for Internal Use. Software is amortized over its estimated useful life of three years, using the straight-line method.

(e) Goodwill

      Goodwill represents the excess of aggregate purchase price over the estimated fair value of net assets acquired. Goodwill acquired prior to July 1, 2001, was amortized on a straight-line basis over 18 months to 20 years, the expected periods to be benefited. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), goodwill acquired subsequent to July 1, 2001 is not amortized. In addition, all goodwill acquired prior to July 2001 is no longer amortized effective January 1, 2002. We assess the recoverability of goodwill by determining whether the goodwill balance can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. No impairment of goodwill was recorded in 2002, 2001 or 2000.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents net income and net income per share exclusive of goodwill amortization expense for 2002, 2001 and 2000.

	2002	2001	2000

Net income:
Reported net income	$47,036	$36,080	$26,092
Goodwill amortization, net of tax effect	—	567	1,683

Adjusted net income	$47,036	$36,647	$27,775

Basic net income per share:
Reported basic net income per share	$2.33	$8.08	$23.62
Goodwill amortization per basic share	—	0.15	2.11

Adjusted basic net income per share	$2.33	$8.23	$25.73

Diluted net income per share:
Reported diluted net income per share	$2.19	$2.08	$1.55
Goodwill amortization per diluted share	—	0.03	0.11

Adjusted diluted net income per share	$2.19	$2.11	$1.66

(f) Other Assets

      Other assets include deposits and debt issuance costs.

(g) Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h) Stock-Based Compensation

      As permitted under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), we have chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair value of our stock at the date of grant over the

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount an employee must pay to acquire the stock. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition.

	2002	2001	2000

Net income:
Reported net income	$47,036	$36,080	$26,092
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	5,800	807	347

Proforma net income	$41,236	$35,273	$25,745

Basic net income per share:
Reported basic net income per share	$2.33	$8.08	$23.62
Proforma basic net income per share	2.04	7.86	23.18
Diluted net income per share:
Reported diluted net income per share	$2.19	$2.08	$1.55
Proforma diluted net income per share	1.92	2.04	1.54

  (i) Premium Revenue

      We record premium revenue based on membership and premium information from each state. Premiums are due monthly and are recognized as revenue during the period in which we are obligated to provide service to members. In our Texas, New Jersey, Maryland and the District of Columbia markets, we receive payments under each state’s obstetric delivery supplements program. Upon delivery of a newborn, each state is invoiced a predetermined amount according to our contract. We recognize revenue in the period in which the birth occurs. Any amounts that have not been received from the state by the end of the period remain on the balance sheet classified as premium receivables.

  (j) Experience Rebate Payable

      Experience rebate payable, included in accrued expenses, capital leases and other current liabilities, consists of estimates of amounts due under contracts with a state government. These amounts are computed based on a percentage of the contract profits, as defined, of each contract with the state. The profitability computation includes premium revenue received from the state less actual medical and administrative costs incurred and paid and less estimated unpaid claims payable for the applicable membership. The unpaid claims payable estimates are based on historical payment patterns using actuarial techniques. A final settlement is made 334 days after the contract period ends using paid claims data. Any adjustment made to the experience rebate payable as a result of final settlement is included in current operations.

  (k) Claims Payable

      Accrued medical expenses for inpatient, outpatient surgery, emergency room, specialist, pharmacy and ancillary medical claims include amounts billed and not paid and an estimate of cost incurred for unbilled services provided. These liabilities are principally based on historical payment patterns using actuarial techniques. In addition, claims processing costs are accrued based on an estimate of the costs necessary to process unpaid claims. Claims payable are reviewed and adjusted periodically and, as adjustments are made, differences are included in current operations. Claims payable also includes estimates of amounts due to or from contracted providers under risk-sharing arrangements. The arrangements are based upon quality measures as well as medical results. Estimates relating to risk-sharing arrangements are calculated as a percentage, typically 25% to 50%, of the differences between actual results and specified targets of medical

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense as well as a sharing of profits in excess of the targeted medical and administrative expenses, typically 7% to 10% of total premiums covered under the contract.

  (l) Stop-loss Coverage

      Stop-loss premiums, net of recoveries, are included in health benefits expense in the accompanying Consolidated Income Statements.

  (m) Impairment of Long-Lived Assets

      We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, determined based upon discounted future cash flows or if available, other readily determinable evidence of fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment of long-lived assets was recorded in 2002, 2001 or 2000.

  (n) Net Income Per Share

      Basic net income per share has been computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income per share reflects the potential dilution that could occur assuming the inclusion of dilutive potential common shares and has been computed by dividing net income attributable to common stockholders by the weighted average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares include all outstanding stock options and warrants after applying the treasury stock method and convertible redeemable preferred stock to the extent it is dilutive.

      On June 30, 2000, our Board of Directors and stockholders approved a one-for-two reverse stock split of our common stock. All agreements concerning stock options and warrants to purchase common stock provide for adjustments in the number of options or warrants and the related exercise price in the event of the declaration of a reverse stock split. All references to number of shares, except shares authorized, to common stock per share information, except par value per share and to stock options and warrants to purchase common stock in the accompanying consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

  (o) Use of Estimates

      Our management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (p) Reclassifications

      Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  (q) Risks and Uncertainties

      Our profitability depends in large part on accurately predicting and effectively managing health benefits expense. We continually review our premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the health benefits expense. Certain of these factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan’s control and could adversely affect our ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on our results of operations.

      At December 31, 2002, we served members who received health care benefits through nine contracts with the regulatory entities in the jurisdictions in which we operate. Four of these contracts individually accounted for 10% or more of our revenues for the year ended December 31, 2002, with the largest of these contracts representing approximately 26% of our revenues.

  (r) Recent Accounting Pronouncements

      In December 2002, Statement of Financial Accounting Standards No. 148, Stock-Based Compensation (SFAS No. 148), was issued which amends SFAS No. 123 and provides guidance on transition to voluntary adoption of SFAS No. 123 and disclosure when using SFAS No. 123 or APB Opinion No. 25. We have adopted SFAS No. 148. We continue to apply APB Opinion No. 25 in accounting for our stock plans.

      In November 2002, Financial Accounting Standards Board Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57 and 107 and Rescission of FASB Interpretations No. 34 (FIN No. 45), was issued. We have adopted the disclosure requirements of FIN 45 as required for fiscal years ending after December 15, 2002 and will adopt the provisions for initial recognition and measurement for all guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 is not expected to have a material impact on our financial condition or results of operations.

      In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146), which addresses the financial accounting and reporting of costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No. 146 is effective prospectively after December 31, 2002. Our management does not believe the implementation of this standard will have a material effect on our financial condition or results of operations.

(3) Short- and Long-Term Investments, Investments on Deposit for Licensure and Restricted Cash

      The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for held-to-maturity short-term investments are as follows at December 31, 2002 and 2001:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Fair
	cost	gains	losses	value

2002:
Money market funds	$8,000	$—	$—	$8,000
Asset-backed securities	7,306	1	—	7,307
Debt securities of government sponsored entities	12,275	6	—	12,281

Total	$27,581	$7	$—	$27,588

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Fair
	cost	gains	losses	value

2001:
Debt securities of government sponsored entities	$45,845	$85	$44	$45,886
Municipal bonds	9,385	5	—	9,390

Total	$55,230	$90	$44	$55,276

      The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for held-to-maturity long-term investments are as follows at December 31, 2002 and 2001:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Fair
	cost	gains	losses	value

2002:
Municipal bonds	$13,402	$31	$—	$13,433
Debt securities of government sponsored entities	55,956	312	—	56,268
Auction rate securities	2,000	—	—	2,000

Total	$71,358	$343	$—	$71,701

2001:
Municipal bonds	$11,232	$—	$57	$11,175
Debt securities of government sponsored entities	51,475	83	36	51,522

Total	$62,707	$83	$93	$62,697

      As a condition for licensure by various state governments to operate HMOs or MCOs, we are required to maintain certain funds on deposit with or under the control of the various departments of insurance. Accordingly, at December 31, 2002 and 2001, the amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for these held-to-maturity securities are summarized as follows:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Fair
	cost	gains	losses	value

2002:
U.S. Treasury securities, maturing within one year	$1,203	$—	$—	$1,203
U.S. Treasury securities, maturities greater than one year	5,543	—	54	5,489
Debt securities of government sponsored entities	22,003	152	—	22,155
Cash escrow account	810	—	—	810

Total	$29,559	$152	$54	$29,657

2001:
U.S. Treasury securities, mature within one year	$6,016	$2	$34	$5,984
Debt securities of government sponsored entities, mature within one year	11,793	23	—	11,816
Cash escrow account	692	—	—	692

Total	$18,501	$25	$34	$18,492

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The state governments in which we operate require us to maintain investments on deposit in specific dollar amounts based on either formulas or set amounts as determined by state regulations. We purchase interest-based investments with a fair value equal to or greater than the required dollar amount. The interest that accrues on these investments is not restricted and is available for withdrawal.

(4) Property and Equipment, Net

      Property and equipment, net at December 31, 2002 and 2001 is summarized as follows:

	2002	2001

Leasehold improvements	$7,427	$3,992
Furniture and fixtures	6,709	4,858
Equipment	31,068	16,009

	45,204	24,859
Less accumulated depreciation and amortization	(16,927)	(9,845)

	$28,277	$15,014

(5) Contracts Purchased

  (a) Humana

      Effective August 1, 2001, we purchased certain assets of Humana Inc.’s (Humana) Houston, Texas Medicaid line of business. The assets purchased consisted of Humana’s rights to provide managed care services to its Medicaid members. We utilized the purchase method of accounting. We paid $1,048 in cash including transaction costs, resulting in goodwill of the same amount. We operated as a Medicaid HMO in Houston, Texas prior to this acquisition.

(b) MethodistCare

      Effective January 1, 2002, we purchased certain assets of MethodistCare, Inc.’s (MethodistCare) Houston, Texas Medicaid line of business. The assets purchased consisted of MethodistCare’s rights to provide managed care services to its Medicaid members. We utilized the purchase method of accounting. We paid $1,232 in cash including transaction costs, resulting in goodwill of the same amount.

(c) Capital Community Health Plan

      Effective July 1, 2002, we purchased the Medicaid line of business of Capital Community Health Plan (CCHP) in Washington, D.C. for $6,970, including acquisition costs. The assets purchased consisted primarily of CCHP’s rights to provide managed care services to its Medicaid members. This acquisition was accounted for under the purchase method of accounting. Goodwill and other intangibles totaling $6,970 includes $423 for identifiable intangibles allocated to the membership purchased. Identifiable intangibles with definite useful lives are being amortized based on the timing of related cash flows over eight years.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6) Income Taxes

      Income tax expense for the years ended December 31, 2002, 2001 and 2000 consists of the following:

	Current	Deferred	Total

Year ended December 31, 2002:
U.S. federal	$25,797	$855	$26,652
State and local	5,895	139	6,034

	$31,692	$994	$32,686

Year ended December 31, 2001:
U.S. federal	$22,685	$(222)	$22,463
State and local	3,566	98	3,664

	$26,251	$(124)	$26,127

Year ended December 31, 2000:
U.S. federal	$13,843	$1,012	$14,855
State and local	2,640	192	2,832

	$16,483	$1,204	$17,687

      Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate to income before income taxes as a result of the following:

	Years ended December 31,

	2002		2001		2000

	Amount	%	Amount	%	Amount	%

Tax expense at statutory rate	$27,902	35.0%	$21,772	35.0%	$15,323	35.0%
Increase in income taxes resulting from:
State and local income taxes, net of federal income tax effect	3,922	4.9	2,382	3.8	1,841	4.2
Effect of nondeductible expenses and other, net	862	1.1	1,973	3.2	523	1.2

Total income tax expense	$32,686	41.0%	$26,127	42.0%	$17,687	40.4%

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

	December 31,

	2002	2001

Deferred tax assets:
Estimated claims incurred but not reported, deductible as paid for tax purposes	$2,238	$1,994
Vacation and bonus accruals, deductible as paid for tax purposes	2,529	1,817
Contractual allowances, deductible as written off for tax purposes	1,235	689
Other expenses, deductible in future periods for tax purposes	859	340
Goodwill, due to timing differences in book and tax amortization	117	857
Unearned revenue, included in income as received for tax purposes	1,965	18
State credit carryforward, deductible in future periods for tax purposes	785	—

Gross deferred tax assets before valuation allowance	9,728	5,715
Less: Valuation allowance	(785)	—

Net deferred tax assets	8,943	5,715
Deferred tax liabilities:
Property and equipment, due to timing differences in book and tax depreciation	(3,659)	(1,411)
Deductible prepaid expenses and other	(2,064)	(90)

Gross deferred tax liabilities	(5,723)	(1,501)

Net deferred tax assets and liabilities	$3,220	$4,214

      The valuation allowance for deferred tax assets increased by $785 in 2002 which increased income tax by the same amount. The increase in this allowance was due to a state tax credit carryforward that is created from the state’s alternative minimum tax calculation. This state tax credit carryforward is only available for use to the extent that our regular tax liability exceeds the alternative minimum tax for a given year. Future projections do not show the regular tax liability exceeding the alternative minimum tax, therefore we have established a valuation allowance for the amount of the state tax credit carryforward. Except for amounts for which a valuation allowance has been provided, we believe the other deferred tax assets will be realized.

      Income taxes payable were $2,360 and $2,239 at December 31, 2002 and 2001 and were included in accrued expenses, capital leases and other current liabilities.

      Cash paid for income taxes for the years ended December 31, 2002, 2001, and 2000, were $27,795, $20,841, and $19,941, respectively.

(7) Long-Term Debt

      During 2001, we entered into a Credit and Guaranty Agreement with three banks to obtain a $60,000 revolving credit facility. In July 2002, we expanded the facility to include a fourth bank and to increase the revolving credit facility to $75,000. The facility is secured by the assets of AMERIGROUP Corporation and by the common stock of its direct, wholly owned subsidiaries.

      At December 31, 2002, $50,000 was outstanding under the facility. Amounts outstanding under the facility accrue interest at one of the following rates, at our option: LIBOR plus the applicable margin or an alternate bank rate plus the applicable margin. The applicable margin for LIBOR borrowings is between 2.0% and 2.5%. The applicable margin for alternate bank rate borrowings is between 1.0% and 1.5%. The applicable margin varies depending on our leverage ratio. At December 31, 2002, the interest rate on the

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facility was 3.4% which represents LIBOR plus 2.0%. We also pay a 0.50% commitment fee on the unused portion of the facility. The principal balance on the facility is due December 14, 2004.

      Pursuant to the Credit and Guaranty Agreement, we must meet certain financial covenants. At December 31, 2002, we were in compliance with such covenants. These financial covenants include meeting certain financial ratios, a limit on annual capital expenditures, and a minimum net worth requirement.

      During 1999, we entered into a Loan and Security Agreement with two banks to obtain debt financing of $16,500, consisting of a term loan of $9,000 and a revolver commitment of $7,500. We repaid this long-term debt financing in its entirety with proceeds from our initial public offering.

      Cash paid for interest expense for the years ended December 31, 2002, 2001 and 2000, was $767, $822 and $722, respectively.

(8) Redeemable Preferred Stock

      Redeemable preferred stock is summarized as follows:

	Series A		Series B		Series C		Series E

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances at December 31, 1999	8,000,000	$14,194	7,025,000	$23,173	6,480,000	$23,209	2,000,000	$10,330
Accreted dividends	—	1,270	—	2,151	—	2,319	—	1,544

Balances at December 31, 2000	8,000,000	15,464	7,025,000	25,324	6,480,000	25,528	2,000,000	11,874
Accreted dividends	—	1,058	—	1,792	—	1,932	—	1,446
Conversion of Series A, B and C preferred stock to common shares	(8,000,000)	(16,522)	(7,025,000)	(27,116)	(6,480,000)	(27,460)	—	—
Redemption of Series E mandatorily redeemable preferred stock	—	—	—	—	—	—	(2,000,000)	(13,320)

Balances at December 31, 2001	—	$—	—	$—	—	$—	—	$—

  Series A, B and C

      The Series A, B and C preferred stock was converted to common shares on a two-for-one basis, at the option of the preferred stockholder. The Series A, B and C preferred stock carried a noncumulative 10% dividend payable upon approval by the Board of Directors. We accreted dividends on Series A, B and C using the interest method and added the accrued dividends to the applicable redeemable preferred stock issue balance.

      The Series A, B and C preferred stock was converted into 10,752,493 shares of common stock concurrent with our initial public offering.

  Series E

      During July 1998, we issued 1,000,000 units of Series E Mandatorily Redeemable Preferred Stock and Warrants (Series E) at a price of $5.00 per unit (the first tranche). During January 1999, we issued an additional 1,000,000 units of the Series E at a price of $5.00 per unit (the second tranche). Each unit included a share of Series E preferred stock and an unattached warrant to purchase 0.5625 shares of common stock at a price of $0.02 per share. Of the gross proceeds of $5.00, $0.80 has been allocated to the warrants issued based on fair value. The fair value of the warrants sold was determined by our Board of Directors and was consistent with the exercise price of our stock options at the time of issuance. Concurrent with the offering, the warrants were exercised for 1,123,823 shares of common stock. The remaining amount of $4.20 is attributable to Series E stock. The redeemable preferred stock was recorded at its original fair value of

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$4.20 per share, plus accreted dividends. In accordance with the terms of the Series E mandatorily redeemable preferred stock, dividends per share accrued as follows:

	First Tranche	Second Tranche

September 30, 1998	$2.05	$—
December 31, 1998	—	—
March 31, 1999	—	2.05
June 30, 1999	—	—
September 30, 1999	—	—
December 31, 1999	—	—
March 31, 2000	—	—
June 30, 2000	—	—
September 30, 2000	—	—
December 31, 2000	0.10	—
March 31, 2001	0.15	—
June 30, 2001	0.16	0.10
September 30, 2001	0.16	0.15

      The total of these dividends was charged to retained earnings on the interest method.

      The Series E stock, with cumulative dividends, was redeemed pursuant to the Offering for $13,320.

(9) Stock Option Plan

      In July 2000, we adopted the 2000 Equity Incentive Plan (2000 Plan), which provides for the granting of either stock options, restricted stock, phantom stock and stock bonuses to employees, directors and consultants. We reserved for issuance a maximum of 2,064,000 shares of common stock under the 2000 Plan. In addition, shares remaining available for issuance under our 1994 Stock Plan (described below) will be available for issuance under the 2000 Plan, resulting in a total of 4,313,500 shares available for grant under the 2000 Plan. Under both plans, an option’s maximum term is ten years. Twenty percent of the options vest upon grant date or at an employee’s hiring anniversary date, whichever is later, and five percent at the end of each three-month period thereafter.

      In 1994, we established the 1994 Stock Plan (1994 Plan), which provides for the granting of either incentive stock options or nonqualified options to purchase shares of our common stock by employees, directors and consultants of the Company for up to 2,099,500 shares of common stock as of December 31, 1999. On February 9, 2000, we increased the number of options available for grant to 2,249,500.

      A summary of stock plans at December 31, 2002, 2001, and 2000 and the changes during the years then ended follows:

	2002		2001		2000

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Outstanding at beginning of year	2,074,734	$7.92	1,776,029	$4.61	1,567,543	$1.53
Granted	1,077,893	22.12	637,366	15.45	563,407	11.56
Exercised	647,548	5.87	218,428	1.61	267,150	0.94
Forfeited	90,145	19.07	120,233	10.25	87,771	5.44

Outstanding at end of year	2,414,934	$14.39	2,074,734	$7.92	1,776,029	$4.61

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information related to the stock options outstanding at December 31, 2002:

		Weighted-
		average	Weighted-		Weighted-
		remaining	average		average
Range of	Options	contractual	exercise	Options	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$ 0.00 - $ 2.69	386,700	3.3	$0.63	370,387	$0.59
$ 2.70 - $ 5.37	167,761	6.1	$3.00	125,102	$3.00
$ 8.07 - $10.74	179,140	6.9	$8.60	118,119	$8.60
$10.75 - $13.43	10,988	7.7	$11.90	4,075	$11.85
$13.44 - $16.12	541,730	7.8	$15.00	245,991	$15.00
$16.13 - $18.80	151,100	8.7	$17.00	33,100	$17.00
$18.81 - $21.49	782,515	9.0	$21.25	250,555	$21.25
$24.18 - $26.86	195,000	9.5	$25.75	20,000	$24.92

	2,414,934	7.5	$14.39	1,167,329	$10.05

      On February 10, 2003, we granted an additional 635,185 options at an exercise price of $26.78.

      We apply APB Opinion No. 25 and related interpretations in accounting for our stock plans. Accordingly, compensation cost related to stock options issued to employees would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. During 2000, we recorded deferred charges of $1,833, representing the difference between the exercise price and the deemed fair value of our common stock for the options granted in 2000. The deferred compensation will be amortized to expense over the period the options vest, generally four to five years. We recognized $358, $360 and $698 in non-cash compensation expense related to the amortization of deferred compensation during 2002, 2001 and 2000, respectively.

      The fair value of each option grant is estimated on the date of grant using an option pricing model with the following assumptions: no dividend yield for all years, risk-free interest rate of 3.6%, 4.3% and 5.1%, expected life of seven and one-quarter, four and three and one-half years for 2002, 2001 and 2000 and volatility of 49.72%, 0.0% and 0.0%, respectively. Volatility is estimated to be zero in 2001 and 2000 because our common stock was not publicly traded until November 6, 2001.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10) Earnings Per Share

      The following table sets forth the calculation of basic and diluted net income per share:

	Year ended December 31,

	2002	2001	2000

Basic net income per share:
Net income	$47,036	$36,080	$26,092
Less accretion of convertible redeemable preferred stock dividends	—	(6,228)	(7,284)

Net income attributable to common stockholders	$47,036	$29,852	$18,808

Weighted average number of common shares outstanding	20,177,728	3,694,844	796,409

Basic net income per share	$2.33	$8.08	$23.62

Diluted net income per share:
Net income attributable to common stockholders	$47,036	$29,852	$18,808
Plus: Accretion of convertible preferred stock dividends assuming conversion	—	4,782	5,740

Diluted net income attributable to common stockholders	$47,036	$34,634	$24,548

Weighted average number of common shares outstanding	20,177,728	3,694,844	796,409
Dilutive effect of stock options and warrants (as determined by applying the treasury stock method) and convertible preferred stock	1,291,694	12,954,877	15,021,766

Weighted average number of common shares and dilutive potential common shares outstanding	21,469,422	16,649,721	15,818,175

Diluted net income per share	$2.19	$2.08	$1.55

(11) Fair Value of Financial Instruments

      The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

      Cash and cash equivalents, premium receivables, prepaid expenses and other current assets, accounts payable, unearned revenue, accrued expenses and other current liabilities and claims payable: The carrying amounts approximate fair value because of the short maturity of these items.

      Short-term investments, long-term investments and investments on deposit for licensure: The carrying amounts approximate their fair values, which were determined based upon quoted market prices (note 3).

      Long-term debt: The carrying amount of long-term debt approximates fair value as the interest rate of the outstanding debt was determined at year end.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12) Commitments and Contingencies

  (a) Minimum Reserve Requirements

      Regulations governing our managed care operations in New Jersey, Texas, Illinois, Maryland and the District of Columbia require the applicable subsidiary to meet certain minimum net worth requirements. Each subsidiary was in compliance with their requirements at December 31, 2002.

  (b) Malpractice

      We maintain professional liability coverage for certain claims which is provided by an independent carrier and is subject to annual coverage limits. Professional liability policies are on a claims-made basis and must be renewed or replaced with equivalent insurance if claims incurred during its term, but asserted after its expiration, are to be insured.

  (c) Lease Agreements

      We lease office space and certain office equipment under operating and capital leases which expire at various dates through 2011. Future minimum payments by year and in the aggregate under all non-cancelable leases are as follows at December 31, 2002:

	Capital	Operating
	leases	leases

2003	$5,031	$8,299
2004	2,709	7,438
2005	1,776	6,109
2006	313	5,368
2007	253	3,813
Thereafter	—	9,149

Total minimum lease payments	10,082	$40,176

Less amount representing interest	(639)

Present value of minimum lease payments	$9,443

      Total rent expense for all office space and office equipment under non-cancelable operating leases was approximately $5,459, $3,476 and $2,077 in 2002, 2001 and 2000, respectively, and is included in selling, general and administrative expenses in the accompanying Consolidated Income Statements.

  (d) Deferred Compensation Savings Plan

      Our employees have the option to participate in a deferred compensation plan sponsored by the Company. All full-time and most part-time employees of AMERIGROUP Corporation and subsidiaries may elect to participate in this plan. This plan is exempt from income taxes under Section 401(k) of the Internal Revenue Code. Participants may contribute a certain percentage of their compensation subject to maximum federal and plan limits. We may elect to match a certain percentage of each employee’s contributions up to specified limits. For the years ended December 31, 2002, 2001 and 2000, the matching contribution under the plan in total was $794, $389 and $135, respectively.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13) Stockholders’ Equity

(a)	Increase in Authorized Common Shares and Preferred Shares and Authorization of Reverse Stock Split

      On May 10, 2000, the Board of Directors approved amendments to our Articles of Incorporation increasing the authorized number of shares of common stock to 100,000,000 and authorizing an additional 10,000,000 shares of preferred stock to be issued contingent upon the successful completion of the Offering. On June 30, 2000, the Board of Directors and our stockholders approved a one-for-two reverse stock split of our common stock contingent upon the successful completion of the Offering.

  (b) Series D Convertible Preferred Stock

      During 1999, we issued 3,710,775 shares of Series D convertible preferred stock as consideration for purchasing the contracts and certain other assets of Prudential’s Medicaid line of business in the state of Maryland and the District of Columbia. The Series D preferred stock was convertible to common shares on a two-for-one basis, subject to adjustment for stock splits, at the option of the preferred stockholder. Concurrent with our initial public offering, the Series D convertible preferred stock was converted into 1,855,387 shares of common stock. The Series D convertible preferred stock did not carry a stated dividend.

  (c) Employee Stock Purchase Plan

      On February 15, 2001, the Board of Directors approved and we adopted an Employee Stock Purchase Plan. All employees are eligible to participate except those employees who have been employed for us less than 90 days, whose customary employment is less than 20 hours per week or any employee who owns five percent or more of our common stock. Eligible employees may join the plan every six months. Purchases of common stock are priced at the lower of the stock price less 15% on the first day of the six month period or the stock price less 15% on the last day of the six month period. We have reserved for issuance 600,000 shares of common stock. In 2002, we issued 52,474 shares under the Employee Stock Purchase Plan.

(14) Quarterly Financial Data (unaudited)

	Three months ended

2002	March 31	June 30	September 30	December 31

Premium revenue	$270,842	$276,821	$297,025	$307,948
Health benefits expense	223,001	221,481	240,407	248,702
Selling, general and administrative expenses	29,921	32,318	33,927	37,243
Income before income taxes	16,986	21,662	21,102	19,972
Net income	9,886	12,916	12,450	11,784
Net income per common diluted share	0.47	0.60	0.58	0.54
Weighted average number of common shares and dilutive potential shares outstanding	21,244,538	21,493,134	21,478,501	21,661,514
High and low stock price range				$35.10/$21.00

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three months ended

2001	March 31	June 30	September 30	December 31

Premium revenue	$185,685	$209,145	$236,642	$249,038
Health benefits expense	150,692	163,703	192,485	202,154
Selling, general and administrative expenses	24,098	28,112	27,442	30,170
Income before income taxes	12,001	17,594	16,543	16,069
Net income	7,081	10,084	9,595	9,320
Net income per common diluted share	0.42	0.61	0.58	0.48
Weighted average number of common shares and dilutive potential shares outstanding	15,897,118	15,889,397	15,985,161	18,794,357
High and low stock price range				$21.80/$18.10

(15) Subsequent Event

      Effective January 1, 2003, we completed our stock acquisition of PHP Holdings, Inc. and its subsidiary, Physicians Healthcare Plans, Inc. (together, PHP) pursuant to the terms of a merger agreement entered into August 22, 2002 for approximately $124,100, including acquisition costs. The cash purchase price of approximately $123,000 was placed in escrow at December 31, 2002.

      Established in 1992, PHP served approximately 193,000 Medicaid and SCHIP members at December 31, 2002 in twelve counties including three metropolitan areas; Orlando, Tampa and Ft. Lauderdale/ Miami. PHP also served Medicare and commercial members which were spun off from PHP prior to December 31, 2002 and not acquired by us.

      This acquisition was accounted for under the purchase method of accounting. Of the approximate $124,100 acquisition cost, approximately $50,000 was financed through our existing credit facility with the balance funded through unrestricted cash. Goodwill and other intangibles totaling $116,491 includes $8,990 of identifiable intangibles allocated to the membership purchased and a non-compete agreement. Intangible assets related to the membership lists are being amortized based on the timing of related cash flows with an expected amortization of 5 to 11 years. The estimated acquisition cost allocation between goodwill and identifiable intangible assets is $107,501 and $8,990, respectively. We have not yet finalized our fair value analysis, therefore, the allocation of the acquisition costs is subject to refinement.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

AMERIGROUP Corporation

      Under date of February 10, 2003, we reported on the consolidated balance sheets of AMERIGROUP Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements and statements of stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule, Schedule II — Schedule of Valuation and Qualifying Accounts, which is also included herein. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

      In our opinion, the financial statement schedule, Schedule II — Schedule of Valuation and Qualifying Accounts, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

February 10, 2003

Norfolk, Virginia

AMERIGROUP CORPORATION

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)

		Additions —	Deductions —
	Balance	Amounts	Amounts	Balance
	Beginning	Charged to	Credited to	End of
	of Year	Expense	Expense	Year

Valuation Allowance on Deferred Tax Assets
Year Ended December 31, 2002	$—	$785	$—	$785
Year Ended December 31, 2001	—	—	—	—
Year Ended December 31, 2000	—	—	—	—

2,300,000 Shares

Common Stock

Prospectus

                          , 2003

Banc of America Securities LLC	Credit Suisse First Boston

CIBC World Markets	Stephens Inc.

         Until                     , 2003, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

SEC Registration Fee	$9,993
NASD Fees	12,852
NYSE Fees	8,750
Legal Fees and Expenses	400,000
Accountants’ Fees and Expenses	75,000
Printing Expenses	100,000
Blue Sky Expenses	3,000
Miscellaneous	72,405

Total	$682,000

Item 15.  Indemnification of Directors and Officers.

      Section 102 of the Delaware General Corporation Law (“DGCL”) as amended allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

      Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of AMERIGROUP) by reason of the fact that the person is or was a director, officer, agent or employee of AMERIGROUP or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner which the person reasonably believed to be in the best interest, or not opposed to the best interest, of AMERIGROUP, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The power to indemnify applies to actions brought by or in the right of AMERIGROUP as well but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to AMERIGROUP, unless the court believes that in light of all the circumstances indemnification should apply.

      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

      As permitted by Delaware law, Article Sixth of our Amended and Restated Certificate of Incorporation, a copy of which is filed as Exhibit 3.1 to the Registration Statement on Form S-1, as amended (File No. 333-37410), which is incorporated herein by reference, includes a provision that eliminates, to the maximum extent permitted by Delaware law, the personal liability of our directors for monetary damages for breach of fiduciary duty as a director. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      As permitted by Delaware law, Article Seventh of our Amended and Restated Certificate of Incorporation provides that (1) we are required to indemnify our directors and officers to the fullest extent authorized or permitted by law, subject to certain very limited exceptions; (2) we are permitted, to the extent authorized by our board of directors, to provide rights to indemnification to its employees and agents similar to those conferred to its directors and officers; (3) we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions; and (4) the rights conferred in the Amended and Restated Certificate of Incorporation are not exclusive.

      As permitted by Delaware law, our Amended and Restated By-Laws, a copy of which is filed as Exhibit 3.2 to the Registration Statement on Form S-1, as amended (File No. 333-37410), which is incorporated herein by reference, provides that (1) we are required to indemnify our directors and officers to the fullest extent authorized by the DGCL, subject to certain very limited exceptions; (2) we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions; and (3) the rights to indemnification conferred in the Amended and Restated By-Laws are not exclusive.

      The indemnification provisions contained in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

      Pursuant to the underwriting agreement, in the form filed as an exhibit to this registration statement, the underwriters will agree to indemnify directors and officers of AMERIGROUP and persons controlling AMERIGROUP, within the meaning of the Securities Act against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 16.  Exhibits and Financial Statement Schedules.

      (a) Exhibits.

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Company.
3.2	By-Laws of the Company.
4.1	Form of share certificate for common stock (incorporated by reference to exhibit 4.1 to our Registration Statement on Form S-1 (No. 333-347410)).

Exhibit
Number	Description

4.2	AMERIGROUP Corporation Second Restated Investor Rights Agreement, dated July 28, 1998 (incorporated by reference to exhibit 4.2 to our Registration Statement on Form S-1 (No. 333-347410)).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1	Contract for Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Harris County Service Area), dated August 9, 1999 (incorporated by reference to exhibit 10.1 to our Registration Statement on Form S-1 (No. 333-347410)).
10.2	Contract For Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Tarrant Service Area), dated August 9, 1999 (incorporated by reference to exhibit 10.2 to our Registration Statement on Form S-1 (No. 333-347410)).
10.3	Contract For Services between the Texas Department of Human Services and AMERIGROUP Texas, Inc. (Harris County Service Area STAR+PLUS Contract), dated September 1, 2002 (incorporated by reference to exhibit 10.27 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002).
10.4	Contract For Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Dallas Service Area), dated September 1, 2000 (incorporated by reference to exhibit 10.4 to our Registration Statement on Form S-1 (No. 333-347410)).
10.5	Children’s Health Insurance Program Agreement for the Provision of Health Care Services between the Texas Department of Health and Human Services Commission and AMERICAID Texas, Inc., d/b/a Amerikids, dated January 19, 2000, as amended (incorporated by reference to exhibit 10.5 to our Registration Statement on Form S-1 (No. 333-347410)).
10.6	Amended and Restated Contract between State of New Jersey, Department of Human Services, Division of Medical Assistance and Health Services and AMERIGROUP New Jersey, Inc., dated July 1, 2003.
10.6.1	Amendments to Amended and Restated Contract between State of New Jersey, Department of Human Services, Division of Medical Assistance and Health Services and AMERIGROUP New Jersey, Inc., dated July 1, 2003.
10.7	State of Illinois, Department of Public Aid Contract for FurnishingHealth Services by a Health Maintenance Organization, dated April 1, 2000 (incorporated by reference to exhibit 10.7 to our Registration Statement on Form S-1 (No. 333-347410)).
10.7.1	Amendment, dated January 1, 2002, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.7.2	Amendment, dated March 1, 2002, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.2 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.7.3	Amendment, dated July 1, 2002, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.3 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.7.4	Amendment, dated February 25, 2003, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.4 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.7.5	Amendment, dated April 10, 2003, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.5 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.7.6	Amendment, dated June 12, 2003, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.6 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).

Exhibit
Number	Description

10.8	Managed Care Organization HealthChoice Provider Agreement, dated as of January 1, 2000 (incorporated by reference to exhibit 10.8 to our Registration Statement on Form S-1 (No. 333-347410)).
10.9	1994 Stock Plan (incorporated by reference to exhibit 10.10 to our Registration Statement on Form S-1 (No. 333-347410)).
10.10	Form of 2000 Equity Incentive Plan (incorporated by reference to exhibit 10.11 to our Registration Statement on Form S-1 (No. 333-347410)).
10.11	Form of Employee Stock Purchase Plan (incorporated by reference to exhibit 10.12 to our Registration Statement on Form S-1 (No. 333-347410)).
10.12	Form of 2000 Cash Incentive Plan (incorporated by reference to exhibit 10.13 to our Registration Statement on Form S-1 (No. 333-347410)).
10.13	Second Amended and Restated Employment Agreement of Jeffrey L. McWaters, dated October 2, 2000 (incorporated by reference to exhibit 10.14 to our Registration Statement on Form S-1 (No. 333-347410)).
10.14	Employment Agreement of Lorenzo Childress, Jr., M.D. (incorporated by reference to exhibit 10.15 to our Registration Statement on Form S-1 (No. 333-347410)).
10.14.1	Fulfillment and Termination of Employment Agreement of Lorenzo Childress, Jr., M.D. (incorporated by reference to exhibit 10.15.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.15	Form of Officer and Director Indemnification Agreement (incorporated by reference to exhibit 10.16 to our Registration Statement on Form S-1 (No. 333-347410)).
10.16	CCPN and HMO Medicaid Agreement By and Between Americaid Texas Inc., d/b/a Americaid Community Care, and Cook Children’s Physician Network, A Texas 5.01 Non-profit Corporation, dated as of October 9, 1997, as amended (incorporated by reference to exhibit 10.17 to our Registration Statement on Form S-1 (No. 333-347410)).
10.16.1	Amendments to the CCPN and HMO Medicaid Agreement dated as of January 1, 2000, February 18, 2003, June 11, 2003, and June 23, 2003.
10.17	Credit and Guaranty Agreement, among AMERIGROUP Corporation, the Guarantors, Lenders, and Arrangers, named therein, dated December 14, 2001 (incorporated by reference to exhibit 10.21 to our Annual Report on Form 10-K for the year ended December 31, 2001, as amended).
10.17.1	Lender Joiner Agreement, by and among AMERIGROUP Corporation, Wachovia Bank, National Association, the Guarantors, named therein, and Bank of America N.A., dated as of June 28, 2002 (incorporated by reference to exhibit 10.23 to our Quarterly Report on Form 10-Q for the period ended June 30, 2002).
10.17.2	Joinder Agreement dated as of May 2003 by and between PHP Holdings, Inc. and Bank of America, N.A.
10.18	District of Columbia Healthy Families Program, Department of Health Medical Assistance Administration, Prepaid, Capital Risk Contract dated April 9, 2002 (incorporated by reference to exhibit 10.22 to our Quarterly Report on Form 10-Q for the period ended March 31, 2002).
10.18.1	Amendment Nos. 1 through 11 to District of Columbia Healthy Families Program, Department of Health Medical Assistance Administration, Prepaid, Capital Risk Contract, dated April 9, 2002 (except for Amendment Nos. 1 and 2, which are incorporated by reference to exhibit 10.22 to our Quarterly Report on Form 10-Q for the period ended March 31, 2002).
10.19	Amendment Nos. 1 through 11 to Contract for Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Tarrant Service Area) (except for Amendment No. 1, which is incorporated by reference to exhibit 10.2 to our Registration Statement on Form S-1 (No. 333-347410) and Amendment No. 10, which is incorporated by reference to exhibit 10.24 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002).

Exhibit
Number	Description

10.20	Amendment Nos. 1 through 13 to Contract for Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Harris County Service Area) (except for Amendment No. 1, which is incorporated by reference to exhibit 10.1 to our Registration Statement on Form S-1 (No. 333-347410) and Amendment No. 11, which is incorporated by reference to exhibit 10.25 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002).
10.21	Amendment Nos. 1 through 8 to Contract for Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Dallas Service Area).
10.22	Amendment Nos. 1 through 5 to Contract for Services between the Texas Department of Human Services and AMERIGROUP Texas, Inc. (Harris County Service Area STAR+PLUS), dated September 1, 2002.
10.23	Amendment Nos. 1 through 9, to the 2002 Contract for Services between the HHS and HMO (Childrens Health Insurance Program Agreement), dated September 1, 2002 (except for Amendment No. 1, which is incorporated by reference to exhibit 10.5 to our Registration Statement on Form S-1 (No. 333-347410) and Amendment No. 5, which is incorporated by reference to exhibit 10.28 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002).
10.24	Merger Agreement by and among PHP Holdings, Inc., AMERIGROUP Florida Inc., AMERIGROUP Corporation and the Shareholders (defined therein) dated August 21, 2002, together with the first amendment dated December 30, 2002 (incorporated by reference to exhibit 10.29 to our Current Report on Form 8-K filed with the SEC on January 9, 2003).
10.25	Medicaid Contract between the State of Florida, Agency for Health Care Administration and Physicians Healthcare Plans, Inc., dated June 28, 2002 (incorporated by reference to exhibit 10.30 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.25.1	Amendment Nos. to 1 through 6 to Medical Contract between the State of Florida, Agency for Health Care Administration and Physicians Healthcare Plans, Inc., dated June 28, 2002.
10.26	Medical Services Contract by and between State of Florida, Department of Elder Affairs, Agency for Health Care Administration and Physicians Healthcare Plans, Inc., dated June 27, 2002 together with amendments (incorporated by reference to exhibit 10.31 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.26.1	Amendment Nos. 1 through 2 to Medical Services Contract by and between State of Florida, Department of Elder Affairs, Agency for Health Care Administration and Physicians Healthcare Plans, Inc., dated June 27, 2002 (except for Amendment No. 1, which is incorporated by reference to exhibit 10.31 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.27	Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc. dated December 20, 2001 together with amendments (Orange, Osceola and Seminole) (incorporated by reference to exhibit 10.32 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.28	Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc., dated July 2, 2002 (Pasco and Polk) (incorporated by reference to exhibit 10.33 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.28.1	Amendment Nos. 1 through 3 to Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc., dated July 2, 2002 (Pasco and Polk) (except for Amendment No. 1, which is incorporated by reference to exhibit 10.33 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.29	Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc., dated November 26, 2001 together with amendments (Pinellas) (incorporated by reference to exhibit 10.34 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).

Exhibit
Number	Description

10.30	Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc., dated October 16, 2002 (Palm Beach) (incorporated by reference to exhibit 10.35 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.31	Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc., dated May 29, 2001 (Hillsborough) (incorporated by reference to exhibit 10.36 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.32	2003 Equity Incentive Plan (incorporated by reference to exhibit 10.37 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.33	2003 Cash Incentive Plan (incorporated by reference to exhibit 10.38 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.34	Asset Purchase Agreement, dated March 15, 2003, between AvMed, Inc. and AMERIGROUP Florida, Inc. (incorporated by reference to exhibit 10.39 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.34.1	Amendment, dated May 21, 2003, of Asset Purchase Agreement between AvMed, Inc. and AMERIGROUP Florida, Inc. (incorporated by reference to exhibit 10.39.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.34.2	Second Amendment, dated June 30, 2003, of Asset Purchase Agreement between AvMed, Inc. and AMERIGROUP Florida, Inc. (incorporated by reference to exhibit 10.39.2 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.35	Contract for Furnishing Health Services by a Managed Care Organization, effective August 1, 2003, by and between Illinois Department of Public Aid and AMERIGROUP Illinois, Inc.
10.36	Medical Services Contract by and between Florida Healthy Kids Corporation and AMERIGROUP Florida, Inc., dated July 15, 2003 and effective October 1, 2003 (Broward, Miami-Dade, Hillsborough, Orange, Palm Beach and Pinellas counties).
10.37	Deed of Lease by and between VTC One LLC and AMERIGROUP Corporation, dated September 15, 2003.
10.38	Deed of Lease by and between VTC Two LLC and AMERIGROUP Corporation, dated September 15, 2003.
23.1	Consent of KPMG LLP, Independent Accountants, with respect to the financial statements of the registrant.
23.2	Consent of KPMG LLP, Independent Accountants, with respect to the financial statements of PHP Holdings, Inc. and subsidiary.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in exhibit 5.1).
24.1†	Power of Attorney.

† Previously filed.

     (b) Financial Statements Schedules.

      Independent Auditors’ Report and Schedule of Valuation and Qualifying Accounts

Item 17.  Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, State of Virginia, on October 8, 2003.

AMERIGROUP CORPORATION

By:	/s/ STANLEY F. BALDWIN

Name: Stanley F. Baldwin

Title:	Executive Vice President,

General Counsel and Secretary

POWER OF ATTORNEY

      Each of the undersigned officers and directors of AMERIGROUP Corporation, a Delaware corporation, hereby constitutes and appoints Jeffrey L. McWaters and Stanley F. Baldwin and each of them, severally, as his or her behalf, to sign in any and all capacities this Registration Statement and any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, and subsequent Registration Statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and any and all amendments (including post-effective amendments) and exhibits thereto, and any and all applications and other documents relating thereto, with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jeffrey L. McWaters	Chairman and Chief Executive Officer	October 8, 2003

* Kathleen K. Toth	Chief Accounting Officer and Principal Financial Officer	October 8, 2003

* William J. McBride	Director	October 8, 2003

* Carlos A. Ferrer	Director	October 8, 2003

Signature	Title	Date

* Uwe E. Reinhardt, Ph.D.	Director	October 8, 2003

* Richard D. Shirk	Director	October 8, 2003

*By:	/s/ STANLEY F. BALDWIN _______________________________________________ Stanley F. Baldwin Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Company.
3.2	By-Laws of the Company.
4.1	Form of share certificate for common stock (incorporated by reference to exhibit 4.1 to our Registration Statement on Form S-1 (No. 333-347410)).
4.2	AMERIGROUP Corporation Second Restated Investor Rights Agreement, dated July 28, 1998 (incorporated by reference to exhibit 4.2 to our Registration Statement on Form S-1 (No. 333-347410)).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1	Contract for Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Harris County Service Area), dated August 9, 1999 (incorporated by reference to exhibit 10.1 to our Registration Statement on Form S-1 (No. 333-347410)).
10.2	Contract For Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Tarrant Service Area), dated August 9, 1999 (incorporated by reference to exhibit 10.2 to our Registration Statement on Form S-1 (No. 333-347410)).
10.3	Contract For Services between the Texas Department of Human Services and AMERIGROUP Texas, Inc. (Harris County Service Area STAR+PLUS Contract), dated September 1, 2002 (incorporated by reference to exhibit 10.27 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002).
10.4	Contract For Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Dallas Service Area), dated September 1, 2000 (incorporated by reference to exhibit 10.4 to our Registration Statement on Form S-1 (No. 333-347410)).
10.5	Children’s Health Insurance Program Agreement for the Provision of Health Care Services between the Texas Department of Health and Human Services Commission and AMERICAID Texas, Inc., d/b/a Amerikids, dated January 19, 2000, as amended (incorporated by reference to exhibit 10.5 to our Registration Statement on Form S-1 (No. 333-347410)).
10.6	Amended and Restated Contract between State of New Jersey, Department of Human Services, Division of Medical Assistance and Health Services and AMERIGROUP New Jersey, Inc., dated July 1, 2003.
10.6.1	Amendments to Amended and Restated Contract between State of New Jersey, Department of Human Services, Division of Medical Assistance and Health Services and AMERIGROUP New Jersey, Inc., dated July 1, 2003.
10.7	State of Illinois, Department of Public Aid Contract for FurnishingHealth Services by a Health Maintenance Organization, dated April 1, 2000 (incorporated by reference to exhibit 10.7 to our Registration Statement on Form S-1 (No. 333-347410)).
10.7.1	Amendment, dated January 1, 2002, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.7.2	Amendment, dated March 1, 2002, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.2 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.7.3	Amendment, dated July 1, 2002, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.3 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.7.4	Amendment, dated February 25, 2003, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.4 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).

Exhibit
Number	Description

10.7.5	Amendment, dated April 10, 2003, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.5 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.7.6	Amendment, dated June 12, 2003, to the State of Illinois Department of Public Aid Contract for Furnishing Health Services by a Health Maintenance Organization (incorporated by reference to exhibit 10.7.6 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.8	Managed Care Organization HealthChoice Provider Agreement, dated as of January 1, 2000 (incorporated by reference to exhibit 10.8 to our Registration Statement on Form S-1 (No. 333-347410)).
10.9	1994 Stock Plan (incorporated by reference to exhibit 10.10 to our Registration Statement on Form S-1 (No. 333-347410)).
10.10	Form of 2000 Equity Incentive Plan (incorporated by reference to exhibit 10.11 to our Registration Statement on Form S-1 (No. 333-347410)).
10.11	Form of Employee Stock Purchase Plan (incorporated by reference to exhibit 10.12 to our Registration Statement on Form S-1 (No. 333-347410)).
10.12	Form of 2000 Cash Incentive Plan (incorporated by reference to exhibit 10.13 to our Registration Statement on Form S-1 (No. 333-347410)).
10.13	Second Amended and Restated Employment Agreement of Jeffrey L. McWaters, dated October 2, 2000 (incorporated by reference to exhibit 10.14 to our Registration Statement on Form S-1 (No. 333-347410)).
10.14	Employment Agreement of Lorenzo Childress, Jr., M.D. (incorporated by reference to exhibit 10.15 to our Registration Statement on Form S-1 (No. 333-347410)).
10.14.1	Fulfillment and Termination of Employment Agreement of Lorenzo Childress, Jr., M.D. (incorporated by reference to exhibit 10.15.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.15	Form of Officer and Director Indemnification Agreement (incorporated by reference to exhibit 10.16 to our Registration Statement on Form S-1 (No. 333-347410)).
10.16	CCPN and HMO Medicaid Agreement By and Between Americaid Texas Inc., d/b/a Americaid Community Care, and Cook Children’s Physician Network, A Texas 5.01 Non-profit Corporation, dated as of October 9, 1997, as amended (incorporated by reference to exhibit 10.17 to our Registration Statement on Form S-1 (No. 333-347410)).
10.16.1	Amendments to the CCPN and HMO Medicaid Agreement dated as of January 1, 2000, February 18, 2003, June 11, 2003, and June 23, 2003.
10.17	Credit and Guaranty Agreement, among AMERIGROUP Corporation, the Guarantors, Lenders, and Arrangers, named therein, dated December 14, 2001 (incorporated by reference to exhibit 10.21 to our Annual Report on Form 10-K for the year ended December 31, 2001, as amended).
10.17.1	Lender Joiner Agreement, by and among AMERIGROUP Corporation, Wachovia Bank, National Association, the Guarantors, named therein, and Bank of America, N.A., dated as of June 28, 2002 (incorporated by reference to exhibit 10.23 to our Quarterly Report on Form 10-Q for the period ended June 30, 2002).
10.17.2	Joinder Agreement dated as of May 2003 by and between PHP Holdings, Inc. and Bank of America, N.A.
10.18	District of Columbia Healthy Families Program, Department of Health Medical Assistance Administration, Prepaid, Capital Risk Contract dated April 9, 2002 (incorporated by reference to exhibit 10.22 to our Quarterly Report on Form 10-Q for the period ended March 31, 2002).

Exhibit
Number	Description

10.18.1	Amendment Nos. 1 through 11 to District of Columbia Healthy Families Program, Department of Health Medical Assistance Administration, Prepaid, Capital Risk Contract, dated April 9, 2002 (except for Amendment Nos. 1 and 2, which are incorporated by reference to exhibit 10.22 to our Quarterly Report on Form 10-Q for the period ended March 31, 2002).
10.19	Amendment Nos. 1 through 11 to Contract for Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Tarrant Service Area) (except for Amendment No. 1, which is incorporated by reference to exhibit 10.2 to our Registration Statement on Form S-1 (No. 333-347410) and Amendment No. 10, which is incorporated by reference to exhibit 10.24 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002).
10.20	Amendment Nos. 1 through 13 to Contract for Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Harris County Service Area) (except for Amendment No. 1, which is incorporated by reference to exhibit 10.1 to our Registration Statement on Form S-1 (No. 333-347410) and Amendment No. 11, which is incorporated by reference to exhibit 10.25 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002).
10.21	Amendment Nos. 1 through 8 to Contract for Services between The Health and Human Services Commission and AMERIGROUP Texas, Inc. (Dallas Service Area).
10.22	Amendment Nos. 1 through 5 to Contract for Services between the Texas Department of Human Services and AMERIGROUP Texas, Inc. (Harris County Service Area STAR+PLUS), dated September 1, 2002.
10.23	Amendment Nos. 1 through 9, to the 2002 Contract for Services between the HHS and HMO (Childrens Health Insurance Program Agreement), dated September 1, 2002 (except for Amendment No. 1, which is incorporated by reference to exhibit 10.5 to our Registration Statement on Form S-1 (No. 333-347410) and Amendment No. 5, which is incorporated by reference to exhibit 10.28 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002).
10.24	Merger Agreement by and among PHP Holdings, Inc., AMERIGROUP Florida Inc., AMERIGROUP Corporation and the Shareholders (defined therein) dated August 21, 2002, together with the first amendment dated December 30, 2002 (incorporated by reference to exhibit 10.29 to our Current Report on Form 8-K filed with the SEC on January 9, 2003).
10.25	Medicaid Contract between the State of Florida, Agency for Health Care Administration and Physicians Healthcare Plans, Inc., dated June 28, 2002 (incorporated by reference to exhibit 10.30 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.25.1	Amendment Nos. to 1 through 6 to Medical Contract between the State of Florida, Agency for Health Care Administration and Physicians Healthcare Plans, Inc., dated June 28, 2002.
10.26	Medical Services Contract by and between State of Florida, Department of Elder Affairs, Agency for Health Care Administration and Physicians Healthcare Plans, Inc., dated June 27, 2002 together with amendments (incorporated by reference to exhibit 10.31 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.26.1	Amendment Nos. 1 through 2 to Medical Services Contract by and between State of Florida, Department of Elder Affairs, Agency for Health Care Administration and Physicians Healthcare Plans, Inc., dated June 27, 2002 (except for Amendment No. 1, which is incorporated by reference to exhibit 10.31 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.27	Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc. dated December 20, 2001 together with amendments (Orange, Osceola and Seminole) (incorporated by reference to exhibit 10.32 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.28	Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc., dated July 2, 2002 (Pasco and Polk) (incorporated by reference to exhibit 10.33 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).

Exhibit
Number	Description

10.28.1	Amendment Nos. 1 through 3 to Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc., dated July 2, 2002 (Pasco and Polk) (except for Amendment No. 1, which is incorporated by reference to exhibit 10.33 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.29	Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc., dated November 26, 2001 together with amendments (Pinellas) (incorporated by reference to exhibit 10.34 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.30	Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc., dated October 16, 2002 (Palm Beach) (incorporated by reference to exhibit 10.35 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.31	Medical Services Contract by and between Florida Healthy Kids Corporation and Physicians Healthcare Plans, Inc., dated May 29, 2001 (Hillsborough) (incorporated by reference to exhibit 10.36 to our Quarterly Report on Form 10-Q for the period ended March 31, 2003).
10.32	2003 Equity Incentive Plan (incorporated by reference to exhibit 10.37 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.33	2003 Cash Incentive Plan (incorporated by reference to exhibit 10.38 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.34	Asset Purchase Agreement, dated March 15, 2003, between AvMed, Inc. and AMERIGROUP Florida, Inc. (incorporated by reference to exhibit 10.39 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.34.1	Amendment, dated May 21, 2003, of Asset Purchase Agreement between AvMed, Inc. and AMERIGROUP Florida, Inc. (incorporated by reference to exhibit 10.39.1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.34.2	Second Amendment, dated June 30, 2003, of Asset Purchase Agreement between AvMed, Inc. and AMERIGROUP Florida, Inc. (incorporated by reference to exhibit 10.39.2 to our Quarterly Report on Form 10-Q for the period ended June 30, 2003).
10.35	Contract for Furnishing Health Services by a Managed Care Organization, effective August 1, 2003, by and between Illinois Department of Public Aid and AMERIGROUP Illinois, Inc.
10.36	Medical Services Contract by and between Florida Healthy Kids Corporation and AMERIGROUP Florida, Inc., dated July 15, 2003 and effective October 1, 2003 (Broward, Miami-Dade, Hillsborough, Orange, Palm Beach and Pinellas counties).
10.37	Deed of Lease by and between VTC One LLC and AMERIGROUP Corporation, dated September 15, 2003.
10.38	Deed of Lease by and between VTC Two LLC and AMERIGROUP Corporation, dated September 15, 2003.
23.1	Consent of KPMG LLP, Independent Accountants, with respect to the financial statements of the registrant.
23.2	Consent of KPMG LLP, Independent Accountants, with respect to the financial statements of PHP Holdings, Inc. and subsidiary.
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in exhibit 5.1).
24.1†	Power of Attorney.

†	Previously filed.